FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 18, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Management Proposal Annual and Extraordinary General Meeting 2026

INDEX MESSAGE FROM MANAGEMENT ...................................................................................................................................... 3 GUIDELINES FOR PARTICIPATION IN THE AGM-EGM............................................................................. 5 MANAGEMENT PROPOSAL ............................................................................................................................................. 12 SUPPLEMENTARY DOCUMENTS ..................................................................................................................................... 17 ANNEX I – ADMINISTRATORS' COMMENTS ON THE COMPANY'S FINANCIAL CONDITION, PURSUANT TO ITEM 2 OF THE REFERENCE FORM ................................................................................................................................. 18 ANNEX II – INFORMATION ON CANDIDATES FOR THE POSITIONS (FULL AND ALTERNATE) ON THE COMPANY'S FISCAL COUNCIL ........................................................................................................................................ 37 ANNEX III – INFORMATION ON THE COMPENSATION OF THE COMPANY'S ADMINISTRATORS ............... 46 ANNEX IV – PROTOCOL AND JUSTIFICATION ............................................................................................................ 71 ANNEX V – INFORMATION ON APPRAISERS .............................................................................................................. 98 ANNEX VI – APPRAISAL REPORT ............................................................................................................................... 121 ANNEX VII – INFORMATION ON THE MERGER ...................................................................................................... 188

MESSAGE FROM MANAGEMENT Dear Shareholders, Considering the call notice published on this date (the "Call Notice") calling the Company's shareholders to attend the Annual and Extraordinary General Meeting (the "Meeting" or "AGM-EGM") of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the "Company" or "BrasilAgro"), to be held at 2:00 p.m. on October 21, 2026, exclusively in digital format, we would like to emphasize that your participation in the AGM-EGM is extremely important so that we may discuss and deliberate on the following agenda: 1. At the Annual General Meeting: 1.1. To take the management's accounts, examine, discuss, and vote on the Management's Annual Report and the Financial Statements, accompanied by the Independent Auditors' Report and the opinions of the Fiscal Council and the Audit Committee, for the fiscal year ended June 30, 2026. 1.2. To resolve on the distribution of interim dividends based on the balance of the Investment and Expansion Reserve included in the Financial Statements for the fiscal year ended June 30, 2026. 1.3. To resolve on determining the number of members to compose the Company's Fiscal Council for the next term of office, pursuant to the Company's Bylaws. 1.4. To resolve on the election of the effective and alternate members of the Company's Fiscal Council. 1.5. To set the compensation of the members of the Company's Fiscal Council. 1.6. To resolve on determining the global limit of compensation for the Company's management for the fiscal year beginning on July 1, 2026. 2. At the Extraordinary General Meeting: 2.1. Examine, discuss, and approve the "Protocol and Justification of the Merger of Agrifirma Agro Ltda. into BrasilAgro – Companhia Brasileira de Propriedades Agrícolas" ("Protocol and Justification"), setting forth the terms and conditions of the merger of Agrifirma Agro Ltda. ("Agrifirma") into the Company ("Merger") 2.2. Ratify the appointment and engagement of Athros Auditores Independentes ("Appraisal Firm"), as the party responsible for preparing the appraisal report at book value of Agrifirma's net equity, in connection with the Merger ("Appraisal Report"); 2.3. Approve the Appraisal Report; 2.4. Approve the Merger, pursuant to the terms of the Protocol and Justification. 2.5. Authorize the Company's management to take all measures necessary to implement the resolutions approved at the Meeting. We ask shareholders to carefully review the documents relating to the AGM-EGM that we have made available at the Company's headquarters, on the website of the Company's Investor Relations department (https://ri.brasil-agro.com/), and on the websites of B3 S.A. - Brasil, Bolsa, Balcão ("B3") (www.b3.com.br) and the Brazilian Securities and Exchange Commission ("CVM") (www.gov.br/cvm). If you have any questions, please contact the Company's Investor Relations department by telephone at (55-11) 3035-5350 or by email at ri@brasil-agro.com. São Paulo, September 18, 2026. Eduardo Sergio Elsztain Chairman of the Board of Directors André Guillaumon Chief Executive Officer Gustavo Javier Lopez Chief Financial and Investor Relations Officer

GUIDELINES FOR PARTICIPATION IN THE AGM-EGM Shareholder participation in the Company's AGM-EGM is of paramount importance. On first call, the AGM-EGM will be installed with the attendance of shareholders representing at least one-quarter (1/4) of the Company's voting capital stock. If the installation quorum above is not reached, a new call will be made by publishing a new call notice announcing the new date for the second call of the general meeting at least 8 (eight) days in advance; in that case, the general meeting will be installed with the attendance of any number of shareholders. Because the AGM-EGM will be held exclusively in digital format, shareholders may participate by: (a) accessing the electronic platform "Ten Meetings" (the "Digital Platform"), for those who submit the request and documentation required for virtual participation within the deadline set forth in the Call Notice; or (b) completing and submitting the remote voting ballot, pursuant to CVM Resolution No. 81, dated March 29, 2022, as amended (the "CVM Resolution 81"). 1. DOCUMENTS To participate virtually in the Meeting through the Digital Platform, shareholders or their proxies must register at https://assembleia.ten.com.br/787766927 no later than 2 days before the Meeting, that is, by October 19, 2026, pursuant to Article 6, paragraphs 1 and 3 of CVM Resolution 81. The participation request must include: (i) identification of the shareholder or appointed proxy, including, as applicable, their full names and CPF or CNPJ numbers; (ii) a contact telephone number; and (iii) the email address of the Meeting participant to which the Company will send the access information (e.g., link, login and password) for the Meeting. In addition, the shareholder must submit the documentation described and detailed below: 1.1. For individuals (a) shareholder's photo identification document; (b) if represented by a proxy, a power of attorney granting special powers; and (c) if applicable, the proxy's photo identification document. 1.2. For legal entities (a) current consolidated version of the bylaws or articles of association;

(b) the complete chain of corporate documents evidencing the powers of representation; (c) photo identification document of the legal representative(s); (d) if represented by a proxy, a power of attorney granting special powers; and (e) if applicable, the proxy's photo identification document. 1.3. For investment funds (a) current consolidated version of the fund's bylaws; (b) current consolidated version of the bylaws or articles of association of the administrator or manager, as applicable, subject to the fund's voting policy; (c) the complete chain of corporate documents evidencing the powers of representation of the fund's administrator or manager, as applicable; (d) photo identification document of the legal representative(s) of the fund's administrator or manager, as applicable; (e) if represented by a proxy, a power of attorney granting special powers; and (f) if applicable, the proxy's photo identification document. In addition, with respect to the documents under item 1. Documents of these guidelines, the Company informs shareholders that (i) it will not require a sworn translation of documents originally prepared in Portuguese, English or Spanish, or accompanied by a translation into any of those languages; (ii) it will accept submission of notarized copies of documents and waive notarization of signatures, with each shareholder being responsible for the truthfulness and integrity of the documents submitted; and further, (iii) electronically granted powers of attorney must use digital certificates issued by the Brazilian Public Key Infrastructure - ICP-Brasil. 2. PARTICIPATION THROUGH THE DIGITAL PLATFORM Through the Digital Platform, accredited shareholders will have video and audio access to the virtual room in which the AGM-EGM will be held and may discuss and vote on the agenda items. More information about the platform's functionalities is available at: https://assembleia.ten.com.br/787766927. The Company recommends that shareholders familiarize themselves with the Digital Platform in advance and ensure that their respective electronic devices are compatible with the Digital Platform (video and audio).

A shareholder wishing to participate in the AGM-EGM must register, attaching all documents necessary to qualify for participation and/or voting at the Meeting, at the electronic address and within the deadline indicated in item 1. Documents above. After the Company reviews the documents and approves the registration, the shareholder will receive an email at the address used to complete the registration confirming the approval or providing reasons for rejection of the registration made on the Digital Platform. If the participant's registration request is denied for any reason, the participant will receive an email detailing the reason for the denial and, if applicable, instructions on how to remedy the registration. Instructions for accessing the Digital Platform will be sent in due course to each Shareholder or proxy together with confirmation of the individual registration for access to the Digital Platform. In the case of a proxy/representative, that person must register using their information at the same electronic address indicated in item 1. Documents above. After receiving the registration confirmation email, the proxy/representative must use the link sent to the email address provided in the registration to identify each shareholder they will represent and attach the respective documents evidencing shareholder status and authority to represent, as detailed in item 1. Documents above. The proxy/representative will receive an individual email regarding the qualification status of each shareholder registered under their registration and, if necessary, will provide supplemental documents within the terms and deadlines required by the Company. A proxy/representative who represents more than one shareholder may vote at the Meeting only for shareholders whose qualification has been confirmed by the Company. Once registered, the shareholder or proxy will have access to the virtual environment called the "Representatives' Panel," which is also accessed through the electronic address indicated above using the previously registered login and password. In that environment, the shareholder or proxy may monitor the approval status of each represented shareholder and update their documentation. If a shareholder or proxy has requested participation and does not receive the instructions for accessing the Digital Platform by 2:00 p.m. on October 19, 2026, please contact the Company by telephone at (+55 11) 3035-5350 or by email at ri@brasil-agro.com no later than 2:00 p.m. on October 20, 2026, so that the respective access instructions may be resent (or provided by telephone). In addition, the Company asks shareholders, on the day of the AGM-EGM, to access the Digital Platform at least 30 (thirty) minutes before the scheduled start of the Meeting, to allow validation of access by all accredited shareholders/participants. Shareholders who do not register and/or do not report that they have not received the instructions for accessing the Meeting in the manner and within the deadlines set forth above may not participate in the Meeting. The Company is not responsible for any operational or connection problems that a shareholder may experience, or for any other matters beyond the Company's control that may hinder or prevent the shareholder from participating electronically in the AGM-EGM. Pursuant to Article 28, paragraph 1, II, of CVM Resolution 81, the Company informs shareholders that it will record the AGM-EGM; however, shareholders who access the Digital Platform to participate in and, as applicable, vote at the Meeting are prohibited from recording or transmitting it, in whole or in part. Shareholders who participate in the Meeting through the Digital Platform in accordance with the instructions above will be deemed present at the AGM-EGM and will be deemed signatories of the corresponding minutes and attendance book, pursuant to Article 47, paragraph 1, of CVM Resolution 81. 3. PARTICIPATION THROUGH REPRESENTATION Pursuant to the first paragraph of Article 126 of Law No. 6,404, dated December 15, 1976, as amended (the "Brazilian Corporation Law" or "Lei das S.A."), a shareholder may be represented by a proxy appointed less than one year earlier who is a shareholder, an administrator of the Company, an attorney or a financial institution; the administrator of an investment fund may represent its unitholders, as provided in the first paragraph of Article 126 of the Brazilian Corporation Law. Legal-entity shareholders may be represented in accordance with their bylaws/articles of association. The documents to be submitted for shareholders to participate in the AGM-EGM - pursuant to item 1. Documents of these guidelines – will be the same documents required for shareholder participation by representation under this item 3, according to the applicable representation, whether of an individual, legal entity or investment fund. 4. PARTICIPATION BY REMOTE VOTING For this AGM-EGM, the Company will use the remote voting ballot system, as established in CVM Resolution 81. To participate through remote voting, the remote voting ballot must be completed and submitted no later than 4 (four) days before the AGM-EGM, that is, by October 17, 2026, through one of the following channels:

(i) submission to the custodian agent – exclusively for shareholders holding shares deposited with a central depository; (ii) submission to the registrar of the Company's shares (i.e., Itaú Corretora de Valores S.A.) – exclusively for shareholders holding shares deposited with the registrar; (iii) submission to the central depository – exclusively for shareholders holding shares deposited with a central depository; or (iv) direct submission to the Company. If there is a discrepancy between any remote voting ballot received directly by the Company and the voting instruction contained in the voting map sent by the registrar or in the voting map sent by the central depository, with respect to the same CPF or CNPJ registration number, the voting instruction contained in the voting map of the registrar or central depository, as applicable, will prevail, and the ballot received directly by the Company will be disregarded. During the period for submitting the ballot indicated above, a shareholder may change its voting instructions as many times as it deems necessary. Once that period has ended, the shareholder may not change an instruction already submitted. If the shareholder believes a change is necessary, it must participate in the AGM-EGM through the Digital Platform (see items 1. Documents and 2. Participation through the Digital Platform above), cast its vote and request that the voting instructions submitted through the ballot be disregarded. 4.1. Exercise of Voting through Service Providers A shareholder who chooses to submit its remote voting ballot to one of the service providers must transmit its voting instructions to the applicable custodian agent, the registrar of the Company's shares or the central depository with which the shares are deposited, in accordance with the rules established by them. For this purpose, shareholders should contact their custodian agents, the registrar or the central depository and verify the procedures they have established for receiving remote voting ballots, as well as the documents and information they require. Pursuant to CVM Resolution 81, the shareholder must submit the completed ballot, in accordance with the applicable instructions, to its custodian agents, the registrar or the central depository so that it is received by October 17, 2026, unless its custodian agents establish a different deadline, which may not be later than October 17, 2026. It should be noted that, as required by CVM Resolution 81, B3's central depository, upon receiving shareholders' voting instructions through their respective custodian agents, will disregard any conflicting instructions relating to the same resolution issued under the same CPF or CNPJ registration number. In addition, the registrar, also in accordance with CVM Resolution 81, will disregard any conflicting instructions relating to the same resolution issued under the same CPF or CNPJ registration number. 4.2. Submission of Ballots Directly by the Shareholder to the Company A shareholder who chooses to submit its remote voting ballot directly to the Company must (i) access the Digital Platform's electronic address and register by submitting the documents described in item 1. Documents above, as applicable, and (ii) complete the fields of the electronic voting ballot directly on the Digital Platform, under the "BVD" tab. This procedure must be completed no later than October 17, 2026. Within 3 days after receiving the remote voting ballot, the Company will confirm, through the Digital Platform, receipt of the remote voting ballot and its acceptance or, if the ballot must be corrected in whole or in part, the instructions necessary for its proper completion, also notifying the shareholder of any irregularities identified in the documents listed in the table below. Through the Digital Platform, the shareholder must correct or remedy the identified irregularities by October 17, 2026. If the procedures mentioned above are not completed through the Digital Platform within the deadlines provided above, the Company will notify the shareholder that votes cast through the Ballot will be disregarded. Alternatively, instead of submitting the Ballot through the Digital Platform, the shareholder may send the documents listed below to the attention of the Company's Investor Relations department at Avenida Rebouças, No. 2,942, 6th floor, Pinheiros, ZIP Code 05.402-500, São Paulo/SP - Brazil: (a) a physical copy of the duly completed, initialed and signed ballot; and (b) a copy of the documents described in item 1. Documents above, as applicable. If preferred, the shareholder may also send scanned copies of the documents referred to in (a) and (b) above to ri@brasil-agro.com. Within 3 days after receiving the remote voting ballot, the Company will confirm by email receipt of that document and its acceptance or, if the remote voting ballot must be corrected in whole or in part, the instructions necessary for its proper completion, also notifying the shareholder of any irregularities identified in the applicable documents and the deadline for correcting those irregularities. It should be noted that corrections must be made using the same method as the initial submission, whether physical or digital.

Any ballot submitted directly to the Company that is not completed in full in accordance with item (a) above, or that is not accompanied by the supporting documents described in item (b) above, will be disregarded by the Company. The shareholder will be notified of this through the email address indicated on the applicable ballot.

MANAGEMENT PROPOSAL We hereby provide supplemental information and clarifications regarding the matters on the AGM-EGM agenda, as follows: 1. AT THE ANNUAL GENERAL MEETING: 1.1. Management Accounts and Financial Statements BrasilAgro's management recommends that you approve the management accounts, the Management Report and the Financial Statements, accompanied by the independent auditors' report and the opinions of the Fiscal Council and the Audit Committee, relating to the fiscal year ended June 30, 2026, which are available for review on the website of the Company's Investor Relations department (https://ri.brasil- agro.com/), and on the websites of B3 (www.b3.com.br) and CVM (www.gov.br/cvm). For more information, see Annex I - Administrators' Comments on the Company's Financial Condition, pursuant to item 2 of the Reference Form. For clarification purposes, because the Company reported a loss for the fiscal year ended June 30, 2026, the information indicated in Annex A to CVM Resolution No. 81/22 is not required, pursuant to the decision of the CVM Board of Commissioners in CVM Proceeding No. RJ2010/14687. 1.2. Distribution of interim dividends based on the balance of the Investment and Expansion Reserve At a meeting of the Company's Board of Directors held on September 3, 2026, the proposal to distribute interim dividends based on the balance of the Investment and Expansion Reserve included in the Financial Statements for the fiscal year ended June 30, 2026 was approved, in the amount of R$ 30.000.000.00 (thirty million reais), corresponding to R$ 0.3012 per common share, excluding treasury shares. Management emphasizes that this dividend distribution proposal was reflected in the Financial Statements for the fiscal year ended June 30, 2026. If the distribution is approved at the Meeting, the dividends must be paid within 30 days after the Meeting. The dividends will be paid to holders of the Company's shares at the close of trading on the date of the Meeting (i.e., October 21, 2026), and beginning on the following day (i.e., October 22, 2026), the Company's shares will trade "ex" dividends. Due to the new rules introduced by Law No. 15,270/25, if the proposed dividends are approved, amounts allocated to shareholders may be subject to taxation, including withholding income tax.

BrasilAgro's management proposes that the distribution of dividends be approved on the terms described above.

1.3. Determination of the number of members to comprise the Company's Fiscal Council

BrasilAgro's management proposes that the Fiscal Council comprise 3 (three) full members and an equal number of alternates.

1.4. Election of the full and alternate members of the Company's Fiscal Council

BrasilAgro's management recommends that its shareholders vote in favor of the reelection of the following candidates for full members and their respective alternates of the Fiscal Council:

#	Full Member	Alternate
1	Ivan Luvisotto Alexandre	Luiz Fernando Oliveira Fernandes da Silva
2	Geraldo Affonso Ferreira Filho	Leonardo de Paiva Rocha
3	Marcos Paulo Passoni	Ariane Cristina Vilalta

In all cases, the terms will be unified and will end at the Annual General Meeting that deliberates on the financial statements for the fiscal year ending June 30, 2027.

For more information, see Annex II – Information indicated in items 7.3 through 7.6 of the Reference Form regarding the nominated candidates, pursuant to Article 11, item I, of CVM Resolution 81.

1.5. Determination of the compensation of the members of the Company's Fiscal Council

BrasilAgro's management recommends that the total compensation of the full members of the Company's Fiscal Council be **R$ 404,143.00 (four hundred four thousand, one hundred forty-three reais)** for the term beginning on the date of the Meeting.

For more information, see Annex III – Information for Determining the Compensation of the Company's Administrators (item 8 of the Reference Form).

1.6. Determination of the aggregate compensation limit for the administrators for the fiscal year beginning July 1, 2026

BrasilAgro's management recommends that the aggregate annual compensation limit for the Company's administrators for the fiscal year beginning July 1, 2026 be set at R$ 18,675,473.00 (eighteen million, six hundred seventy-five thousand, four hundred seventy-three reais), including benefits of any nature and representation expenses, with the Board of Directors subsequently determining the individual amounts to be allocated to each administrator, taking into account their responsibilities, time devoted to their duties, competence and professional reputation, and the market value of their services. Management further informs that the proposal for the Company's aggregate annual compensation submitted to the Meeting was recommended by the Company's Compensation Committee to the Board of Directors. Subject to the Board of Directors' effective resolution allocating compensation among the bodies, the aggregate amounts are estimated to be: (i) up to R$ 8,770,144.00 (eight million, seven hundred seventy thousand, one hundred forty-four reais) for the Board of Executive Officers, including fixed and variable compensation and direct and indirect benefits; and (ii) up to R$ 9,905,329.00 (nine million, nine hundred five thousand, three hundred twenty-nine reais) for the Board of Directors. The proposed aggregate compensation limit was approved by majority vote at the Board of Directors' meeting held on September 14, 2026, with a dissenting vote recorded, as reflected in the minutes available on the Company's investor relations website and on the CVM website. It was further clarified that the difference between the amount approved for fiscal year 2025/26 and the amount in this proposal substantially reflects inflationary adjustment, with the same management compensation structure being maintained. For more information, see Annex III – Information for Determining the Compensation of the Company's Administrators (item 8 of the Reference Form), in connection with the proposal to determine the compensation of the Company's administrators. 2. AT THE EXTRAORDINARY GENERAL MEETING: 2.1. Examine, discuss, and approve the "Protocol and Justification of the Merger of Agrifirma Agro Ltda. into BrasilAgro – Companhia Brasileira de Propriedades Agrícolas" ("Protocol and Justification"), setting forth the terms and conditions of the merger of Agrifirma Agro Ltda. ("Agrifirma") into the Company ("Merger") Articles 224 and 225 of the Brazilian Corporation Law provide that the terms and justifications of merger transactions must be described in the protocol to be executed by the administrators of the companies involved. Management therefore proposes approval of the Protocol and Justification.

The Protocol and Justification is included in Annex IV to this Management Proposal. 2.2. Ratify the appointment and engagement of Athros Auditores Independentes ("Appraisal Firm"), as the party responsible for preparing the appraisal report at book value of Agrifirma's net equity, in connection with the Merger ("Appraisal Report") Management proposes ratification of the appointment and engagement of the Appraisal Company as responsible for preparing theAppaisal Report. For more information, see Annex V – Annex L to CVM Resolution 81 - Information on Appraisers, as required by Article 25 of CVM Resolution No. 81. 2.3. Approve the Appraisal Report; Management proposes the approval of the Appraisal Report for purposes of the merger of Agrifirma into the Company, under the terms and conditions set forth in the Protocol and Justification. The Appraisal Report is included in Annex VI to this Management Proposal. 2.4. Resolve on the Merger pursuant to the Protocol and Justification; Management proposes approval of the Merger on the terms and conditions set forth in the Protocol and Justification, so that the Company receives, at their respective book values, all of Agrifirma's assets, rights and obligations, succeeding to Agrifirma by operation of law, based on the items included in Agrifirma's balance sheet as of June 30, 2026. Any changes in equity arising from that date through the date of the Meeting, on which the Merger will become effective if approved, will be recognized and reflected in the Company's accounting records. The Merger will not result in an increase in the Company's capital stock, which will remain unchanged, because the Company holds all of Agrifirma's capital stock and, therefore, Agrifirma's shareholders' equity is fully reflected in the Company's shareholders' equity. As provided in Clause 6.1 of the Protocol and Justification, the Merger will become effective for all purposes on October 31, 2026, assuming that the corporate approvals have been obtained by that date (inclusive). For more information, see Annex VII - Annex I to CVM Resolution 81 – Information on the Merger, which contains the information and documents relating to the Merger required by Article 22 of CVM Resolution No. 81.

2.5. Authorize the Company's management to take all measures necessary to implement the resolutions approved at the Meeting; Considering the approval of the Protocol and Justification, which contains the terms and conditions of the Merger, as well as approval of the Merger, it is proposed that management be authorized to take all measures necessary to implement those resolutions, including, without limitation, taking all actions necessary to implement the Merger and ratifying all actions already taken.

Supplementary Documents Annex I – Administrators' Comments on the Company's Financial Condition, pursuant to item 2 of the Reference Form, as required by Article 10, item III, of CVM Resolution 81. Annex II – Information indicated in items 7.3 through 7.6 of the Reference Form regarding candidates for positions (full and alternate) on the Company's Fiscal Council, pursuant to item I of Article 11 of CVM Resolution 81. Annex III – Information on the compensation of the Company's administrators (item 8 of the Reference Form), as required by Article 13 of CVM Resolution 81. Annex IV – Protocol and Justification. Annex V – Annex L to CVM Resolution 81 - Information on Appraisers, as required by Article 25 of CVM Resolution No. 81. Annex VI – Appraisal Report. Annex VII – Annex I to CVM Resolution 81 – Information on the Merger, as required by Article 22 of CVM Resolution No. 81. In addition, we have made available on the Company's website (www.brasil-agro.com), the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the CVM website (www.gov.br/cvm) the complete Financial Statements and the Standardized Financial Statements Form, containing: • Management Report • Financial Statements • Independent Auditors' Report • Fiscal Council Opinion • Audit Committee Opinion *.*.*

Annex I – Administrators' Comments on the Company's Financial Condition, pursuant to item 2 of the Reference Form 2.1 – General conditions: Directors must comment on: The assessments and opinions set forth herein reflect our Directors' views and perceptions regarding our activities, businesses and performance. The amounts included in items 2.1 through 2.9 were extracted from our consolidated financial statements for the fiscal years ended June 30, 2025 and 2026, prepared under the responsibility of the Company's management in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, including the accounting practices provided for in Brazilian corporate legislation and the pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM). The terms "HA" and "VA" appearing in the columns of certain tables below mean "Horizontal Analysis" and "Vertical Analysis," respectively. (a) General financial and equity conditions Balance Sheet (R$ thousands) 06/30/2026 06/30/2025 AH 2026/2025 (%) Current Assets 1.091.354 1.177.848 -7% Noncurrent Assets 2.615.484 2.659.154 -2% Current Liabilities 707.583 658.255 7% Noncurrent Liabilities 973.946 1.001.019 -3% Shareholders' Equity 2.025.309 2.177.728 -7% The Company's shareholders' equity at the end of the fiscal year ended June 30, 2026 was R$ 2,025.3 million, a 7% decrease from June 30, 2025, primarily reflecting the net loss for the year of R$ 90.0 million and the payment of dividends approved in the prior fiscal year. The main comments by the Board of Executive Officers regarding the items they consider most relevant in the Balance Sheet are set forth below: Cash and Cash Equivalents The Company ended the fiscal year ended June 30, 2026 with cash and cash equivalents of R$ 168.5 million, an 18% increase from June 30, 2025. Including marketable securities (current and noncurrent), total liquidity reached R$ 203.2 million, compared with R$ 159.8 million in the prior fiscal year, an increase of 27%. The increase in cash was primarily due to higher cash generation from operating activities and lower dividends paid during the period; the Company also raised net funds during the period. Investment Properties The fundamental pillar of the Company's business strategy is the acquisition, development and sale of rural properties suitable for agricultural activities. The Company acquires rural properties that it believes have significant value-generation potential through asset transformation and the development of profitable agricultural activities. Following the acquisition of our rural properties, we seek to implement higher-value-added crops and transform those rural properties through investments in infrastructure and technology. In accordance with our strategy, when we determine that the value of the rural properties provides the expected return, we will sell those rural properties to realize capital gains. The rural properties purchased by the Company are carried at acquisition cost, which does not exceed their net realizable value, and are presented under "Noncurrent Assets." Investment properties are measured at historical cost, plus investments in buildings, improvements and land clearing, less accumulated depreciation in accordance with the same criteria described for property, plant and equipment. As of June 30, 2026, the balance of investment properties was R$ 1,337.4 million, compared with R$ 1,323.8 million as of June 30, 2025. This balance includes R$ 30.8 million in construction in progress, relating to unfinished land clearing and other investments in the Company's farms. As of June 30, 2025, we recorded R$ 45.0 million in construction in progress, relating to unfinished land clearing and other investments in the Company's farms. In addition, as a result of the termination of the sale agreement for Fazenda Rio do Meio entered into in 2022, the Company derecognized the receivables recorded under "Accounts Receivable" and re-incorporated 2,218.5 usable hectares as investment properties, recognized at fair value in the amount of R$ 47.1 million. Capital Expenditures – Property, Plant and Equipment As of June 30, 2026, the Company's property, plant and equipment amounted to R$ 278.0 million, compared with R$ 232.7 million as of June 30, 2025, an increase of 19%, demonstrating the Company's continued investment to enhance its portfolio, particularly investments in sugarcane and buildings and improvements. Depreciation – Land Clearing As of June 30, 2026, we recorded depreciation of land clearing of R$ 32.8 million, compared with R$ 29.2 million as of June 30, 2025, an increase of 12%. The increase resulted from the increase in the cleared area being depreciated. (b) Capital structure Our Directors believe that our capital structure is adequate to meet our needs, since our shareholders' equity was R$ 2,025,309 thousand as of June 30, 2026 and R$ 2,177,728 thousand as of June 30, 2025. As of June 30, 2026, our capital structure consisted primarily of loans and financing from development banks, debentures and highly liquid financial investments, maintaining a capital structure very similar to that at the end of the fiscal year ended June 30, 2025. The table below illustrates the evolution of our capital structure, separating it into two fundamental components: third-party capital and equity, to show the principal source of capital of our Company. (R$ thousands) 06/30/2026 06/30/2025 Third-party capital (Current Liabilities + Long-term Liabilities) 1.681.529 1.659.274 Equity (Shareholders' Equity) 2.025.309 2.177.728 Total Capital 3.706.838 3.837.002 Third-party capital / Total capital 45% 43% Equity / Total capital 55% 57% (c) Ability to pay financial obligations Our Directors believe that we have the ability to pay our financial obligations over the next 12 months. We are in a comfortable position with respect to our sources of financing for working capital and expansion investments, primarily in light of our cash-generation capacity, the possibility of obtaining additional third-party financing and the profile of our financial indebtedness. Our cash and cash equivalents and highly liquid financial investments as of June 30, 2026 amounted to R$ 203.2 million, compared with R$ 159.8 million as of June 30, 2025. On those dates, our short- and long-term loans, financing and debentures amounted to R$ 1,024.3 million and R$ 885.5 million, respectively. In addition, as of June 30, 2026, the Company held R$ 540.6 million in farm-sale receivables (current and noncurrent), which strengthen its ability to pay. Including those receivables, adjusted net debt was R$ 280.5 million, equivalent to 2.82x Adjusted EBITDA for the last 12 months and 7% of NAV. (d) Sources of financing for working capital and investments in noncurrent assets used Our source of working capital is primarily internally generated cash and, when necessary, third-party financing. With respect to financing investments in noncurrent assets, our Directors selected the best options after analyzing the feasibility of obtaining third-party financing or using equity. The metric used for decision-making involves the correlation between market rates and the return on equity. (e) Sources of financing for working capital and investments in noncurrent assets intended to cover liquidity shortfalls Our Directors believe that our cash generation is sufficient to meet short-term obligations, and we intend to maintain our debt profile, preferring short- and long-term financing with development banks and/or government development agencies, which offer more attractive costs than those prevailing in the market, as was the case in the fiscal years ended June 30, 2026 and 2025. If necessary, we may enter into other financial transactions with the market's principal financial institutions to strengthen our cash position. (f) Debt levels and characteristics of that debt, also describing: i. Material loan and financing agreements The table below shows the position of our short- and long-term loans, financing and debentures for the fiscal years ended June 30, 2026 and 2025 (consolidated). Loans and Financing (R$ thousands) Index Annual interest and charges rate 06/30/2026 06/30/2026 06/30/2025 Agricultural working capital Fixed + CDI 9% a 16% 423.785 197.647 Agricultural working capital (USD) Fixed 5% a 6% 45.316 122.883 Agricultural working capital (PYG) Fixed 11% - 12.364 Investment and Expansion Fixed 3% a 9% 42.933 50.283 Equipment financing Fixed 10% 8.713 4.509 Sugarcane financing (New Cane Fields) Fixed 6% 5.810 14.001 Debentures Fixed + IPCA 5% a 12% 503.995 489.564 (-) Transaction costs (6.252) (5.732) Total 1.024.300 885.519 Current 475.018 355.841

Loans and Financing (R$ thousands) Index Annual interest and charges rate 06/30/2026 06/30/2026 06/30/2025 Noncurrent 549.282 529.678 The maturity schedule for consolidated indebtedness as of June 30, 2026 is as follows: R$ 475,018 thousand within 1 year; R$ 317,681 thousand in 2 years; R$ 134,145 thousand in 3 years; R$ 44,411 thousand in 4 years; R$ 44,757 thousand in 5 years; and R$ 8,288 thousand after 5 years. The average cost of debt is 90.52% of CDI. ii. Other long-term relationships with financial institutions In the fiscal years ended June 30, 2026 and 2025, we had no other long-term relationships with financial institutions beyond those mentioned above. iii. Degree of subordination among the debts There is no contractual subordination among our unsecured debts. Debts secured by collateral benefit from the preferences and prerogatives provided by law. iv. Any restrictions imposed on the issuer, particularly with respect to debt limits and incurrence of new debt, dividend distributions, asset disposals, issuance of new securities and disposal of corporate control, and whether the issuer has complied with those restrictions All of the Company's financial agreements contain restrictive covenants and acceleration clauses listing various obligations to be observed during their term. The clauses relate, among other matters, to defaults, changes in shareholding control, changes in corporate purpose, corporate reorganizations, maintenance of minimum collateral and financial ratios. As of June 30, 2026 and 2025, the financings contracted with government economic and social development banks had no financial restrictive covenants, only operational covenants, with which the Company was in compliance. In connection with its debenture issuances, the financial ratio with which the Company must comply is: Net Debt ÷ (Fair Value of Investment Properties + Farm-Sale Receivables) = less than 30.0% (equivalent to 0.3 times) For purposes of this ratio, the following terms have the meanings set forth below: (a) "Net Debt" means total loans (including short- and long-term loans, as shown in the consolidated balance sheet), less Cash and Cash Equivalents; and (b) "Fair Value of Investment Properties" means the appraised fair value assigned to the Debtor's investment properties, plus receivables arising from farm sales, updated in accordance with the applicable contractual provisions. The ratio is calculated quarterly based on the Company's consolidated financial statements and, if it is not complied with for 2 (two) consecutive quarters, those agreements may be accelerated. The Company's failure to comply with these ratios during the term of the debentures may result in acceleration of the debt. As of June 30, 2026, a significant portion of the Company's financial agreements, including the debentures, contained cross-default/cross-acceleration clauses, such that a default under one obligation may result in the acceleration of other debts.

As of June 30, 2026 and 2025, and throughout the term of the debentures, the Company was in compliance with the restrictive covenants described above.

(g) Limits of contracted financings and percentages already used

In the fiscal years ended June 30, 2026 and 2025, because all events provided for in those financing schedules occurred, we used 100% of the funds made available under the contracted loans and financings.

With respect to the debentures from the 2nd issuance, completed on May 5, 2021, in the amount of R$ 240.0 million, we have already used 100% of the financed capital.

On November 16, 2023, the Company completed its 3rd issuance of incentivized debentures under Law No. 12,431, in the amount of R$ 165.0 million, to implement an irrigation project in Bahia. One hundred percent of the amount issued has already been used.

(h) Significant changes in items of the income statement and cash flow statement

DESCRIPTION OF THE MAIN LINE ITEMS OF THE INCOME STATEMENT

The summary of our financial statements for the fiscal years ended June 30, 2026 and 2025 was extracted from financial statements prepared under the responsibility of our management in accordance with accounting practices adopted in Brazil.

This financial information appropriately reflects the results of our operations and our equity and financial position for the respective periods and was audited by the independent auditors in accordance with the auditing standards applicable in Brazil.

Consolidated Income Statement – comparison of the fiscal years ended June 30, 2026 and 2025

Income Statement (R$ thousands)	2026	VA 2026 (%)	2025	VA 2025 (%)	HA 2026/2025 (%)
Net Sales Revenue	891.652	100.0%	877.443	100.0%	1,6%
Gain on Sale of Farm	2.078	0,2%	180.086	20.5%	-98,8%
Change in fair value of biological assets and agricultural products	32.080	3,6%	122.671	14.0%	-73,8%
Provision for recoverable value of agricultural products, net	(1.074)	-0,1%	(8.069)	-0,9%	-86,7%
Cost of Sales	(828.422)	-92,9%	(833.910)	-95.0%	-0,7%
Gross Profit (Loss)	**96.314**	**10,8%**	**338.221**	**38.5%**	**-71.5%**
Selling Expenses	(72.546)	-8,1%	(59.512)	-6,8%	21,9%
General and Administrative Expenses	(67.953)	-7,6%	(67.488)	-7,7%	0,7%
Other Operating Income/Expenses	(8.732)	-1.0%	(4.753)	-0.5%	83,7%
Equity in Earnings of Investments	(7)	0.0%	(1.424)	-0,2%	n.a.
Financial Income	496.200	55,6%	337.510	38.5%	47.0%
Financial Expenses	(590.578)	-66,2%	(417.906)	-47,6%	41,3%
Income (Loss) Before Income Tax and Social Contribution	**(147.302)**	**-16.5%**	**124.648**	**14,2%**	**n.a.**
Income Tax and Social Contribution	57.293	6,4%	13.371	1.5%	n.a.
Net Income (Loss) for the Year	**(90.009)**	**-10,1%**	**138.019**	**15,7%**	**n.a.**

In the comments below, percentage changes were calculated based on balances expressed in millions of reais. Net Sales Revenue Net operating sales revenue increased 2%, from R$ 877.4 million in the fiscal year ended June 30, 2025 to R$ 891.7 million in the fiscal year ended June 30, 2026. This increase primarily reflects 22% growth in soybean revenue and 52% growth in corn revenue, resulting from increases of 26% and 51%, respectively, in quantities sold, partially offset by a 39% decrease in sugarcane revenue, reflecting a lower quantity sold during the period (-35%). Including farm-sale revenue, total net revenue decreased 20%, from R$ 1,118.7 million in 2025 to R$ 895.7 million in 2026, due to the lower contribution of the real-estate segment during the year. Gain on Sale of Farm For the fiscal year ended June 30, 2026, gain on sale of farm reached R$ 2.1 million, consisting of: (i) R$ 0.7 million relating to Fazenda Rio do Meio II, resulting from final measurement adjustments for the area sold; and (ii) R$ 1.4 million relating to the sale of 921 hectares of Fazenda Morotí in Paraguay, completed in March 2026, for a total nominal amount of US$ 1.5 million and an estimated internal rate of return of 14.2% in U.S. dollars and 23.2% in reais. For the fiscal year ended June 30, 2025, gain on sale of farm had reached R$ 180.1 million, primarily reflecting completion of the second phase of the sale of Fazenda Alto Taquari and the sale of Fazenda Preferência. Change in Fair Value of Biological Assets and Agricultural Products The change in fair value of biological assets and agricultural products decreased from a gain of R$ 122.7 million in the fiscal year ended June 30, 2025 to a gain of R$ 32.1 million in the fiscal year ended June 30, 2026. The decrease primarily resulted from the lower contribution of sugarcane, which changed from a gain of R$ 41.8 million to a loss of R$ 23.1 million, and livestock, which changed from R$ 17.7 million to R$ 0.8 million, partially offset by the increase in the contribution of soybeans, from R$ 51.8 million to R$ 65.3 million. The gain or loss from changes in the fair value of biological assets is determined primarily by the difference between fair value and costs incurred for planting and cultivating the biological assets through the valuation date, as well as write-offs resulting from the harvesting of agricultural products. Harvested agricultural products are measured at fair value at the point of harvest, using the market price for the relevant market of each farm. The gain or loss from changes in the fair value of agricultural products is determined by the difference between the quantity harvested at market value, net of selling expenses and taxes, and the production costs incurred, including direct and indirect costs, leases and depreciation. Provision for Recoverable Value of Agricultural Products, Net The provision for recoverable value of agricultural products, net, changed from a loss of R$ 8.1 million in the fiscal year ended June 30, 2025 to a loss of R$ 1.1 million in the fiscal year ended June 30, 2026. These changes result from the difference in the price of grain inventories from the time of harvest through the close of the relevant accounting period. Cost of Sales For the fiscal year ended June 30, 2026, cost of products sold was R$ 828.4 million, a 1% decrease compared with the fiscal year ended June 30, 2025. This result reflects higher volumes sold for most crops, with a 27% increase in soybean cost and a 22% increase in corn cost, following billed volumes, offset by a 44% decrease in sugarcane cost due to the 35% reduction in volume sold during the period.

Gross Profit

For the reasons described above, our gross profit for the fiscal year ended June 30, 2026 was R$ 96.3 million, compared with R$ 338.2 million for the fiscal year ended June 30, 2025. The decrease is primarily explained by the lower contribution of the real-estate segment.

Selling Expenses

Selling expenses increased 22%, from R$ 59.5 million in the fiscal year ended June 30, 2025 to R$ 72.5 million in the fiscal year ended June 30, 2026. This growth was primarily explained by higher freight expenses (+48%) and storage and processing expenses (+25%), reflecting higher volumes of soybeans and corn sold, a 33% increase in the volume of cotton sold and a higher proportion of CIF sales, under which the Company bears freight to the destination port and the related cost is incorporated into the sales price. These effects were partially offset by an 87% reduction in commission expenses.

General and Administrative Expenses

General and administrative expenses increased 1% compared with the fiscal year ended June 30, 2025.

(R$ thousands)	2026	VA 2026 (%)	2025	VA 2025 (%)	HA 2026/2025 (%)
General and Administrative Expenses	**(67.953)**	**-7,6%**	**(67.488)**	**-7,7%**	**0,7%**
Depreciation and Amortization	(3.240)	-0,4%	(2.710)	-0,3%	19,6%
Personnel Expenses	(42.901)	-4,8%	(42.582)	-4,9%	0,7%
ILPA Expenses	(1.108)	-0,1%	(1.392)	-0,2%	-20,4%
Service Provider Expenses	(8.560)	-1.0%	(7.720)	-0,9%	10,9%
Leases and General Rent	(471)	-0,1%	(707)	-0,1%	-33,4%
Taxes and Fees	(2.658)	-0,3%	(3.525)	-0,4%	-24,6%
Travel Expenses	(1.246)	-0,1%	(1.083)	-0,1%	15,1%
Software and Subscriptions	(5.372)	-0,6%	(5.316)	-0,6%	1,1%
Insurance	(676)	-0,1%	(740)	-0,1%	-8,6%
Other Expenses	(1.721)	-0,2%	(1.713)	-0,2%	0.5%

In 2026, the 1% increase in general and administrative expenses compared with the prior year reflected:

(i) higher service-provider expenses due to greater spending on Internal Controls;

(ii) higher depreciation and amortization expenses resulting from the implementation of new systems and the new administrative structure;

(iii) partially offset by lower taxes and fees, leases and rent, and expenses under the long-term incentive plan (ILPA).

Other Operating Income (Expenses), Net

Other operating expenses, net, totaled R$ 8.7 million in 2026, compared with R$ 4.8 million in 2025. The change primarily resulted from: (i) losses related to the write-off of property, plant and equipment of R$ 2.5 million, compared with a gain of R$ 1.1 million in 2025; (ii) provisions and updates for judicial claims of R$ 2.9 million; and (iii) an increase in tax expenses of R$ 1.8 million, including social-security fines recognized during the period. These effects were partially offset by an 82% reduction in new-business expenses. Financial Income and Expenses Consolidated financial results consist of: (i) interest on financings, (ii) monetary adjustment of the amount payable for the purchase of a farm, (iii) foreign-exchange variation on offshore accounts, loans and inputs, (iv) present value of farm-sale receivables denominated in soybean bags and sugarcane leases, (v) results of hedging transactions, and (vi) bank expenses and charges and income from investments of cash and cash equivalents. In 2026, financial results were negative by R$ 94.4 million, compared with negative R$ 80.4 million in 2025, a 17% change. The change primarily reflects higher interest expenses and the negative effect of fair-value adjustments, partially offset by the positive impact of foreign-exchange variations and higher financial income. Interest expenses totaled R$ 97.2 million, an increase of 17%, reflecting the higher average debt balance and the increase in the average CDI rate, from 12.08% in 2025 to 14.72% in 2026. Foreign-exchange variations contributed positively by R$ 23.6 million, primarily due to the appreciation of the real against the U.S. dollar, whose exchange rate changed from R$ 5.46/US$ in June 2025 to R$ 5.18/US$ in June 2026. Fair-value adjustments had a negative impact of R$ 54.1 million, primarily due to a negative variation of R$ 59.2 million relating to leases, partially offset by the positive effect of R$ 5.1 million on property-sale receivables and other liabilities. The result of derivative transactions recognized in financial results was positive by R$ 14.5 million, with a positive contribution of R$ 46.1 million from foreign-exchange transactions, partially offset by negative results of R$ 16.6 million from commodities and R$ 15.0 million from interest. In 2025, the result from derivatives had been positive by R$ 21.0 million. It should be recalled that the result of derivative transactions primarily reflects commodity and U.S.-dollar hedging transactions intended to reduce volatility in the Company's exposure, since revenue, inventory, biological assets and farm-sale receivables are positively or negatively correlated with commodity and U.S.-dollar prices. Income Tax and Social Contribution We recognized income tax and social contribution income of R$ 57.3 million for the fiscal year ended June 30, 2026, compared with income of R$ 13.4 million for the fiscal year ended June 30, 2025. The change primarily resulted from recognizing deferred tax assets on the loss reported for the year. Net Income (Loss) for the Year The result for the period changed from net income of R$ 138.0 million for the fiscal year ended June 30, 2025 to a net loss of R$ 90.0 million for the fiscal year ended June 30, 2026. The result primarily reflects: (i) the lower contribution of the real-estate segment, with gain on sale of farms decreasing from R$ 180.1 million in 2025 to R$ 2.1 million in 2026; and (ii) the higher cost of debt in a high-interest-rate environment, with financial results changing from negative R$ 80.4 million to negative R$ 94.4 million. On the other hand, the agricultural operation improved during the period: Adjusted EBITDA from operations (excluding farm sales) reached R$ 97.3 million in 2026, an 11% increase from R$ 87.2 million in 2025, with a one- percentage-point expansion in margin, supported by soybean and corn performance and improved derivative results. STATEMENTS OF CASH FLOWS

Our operating cash flow generation may vary from period to period depending on fluctuations in sales and service revenue, cost of products sold and operating income (expenses), and may vary within those periods due to seasonality. Operating activities primarily relate to revenue generated from the sale of grains and sugarcane. Investing activities primarily relate to the acquisition of agricultural properties, development of land for cultivation, purchase of machinery, renovation, construction and improvements on agricultural properties, and sale of farms. Financing activities primarily relate to loans and credit lines, principally from development banks, for developing new projects and purchasing machinery and equipment. The following table presents our cash flow for the periods indicated. CONSOLIDATED CASH FLOWS (R$ thousands) 2026 2025 HA 2026/2025 (%) Net cash provided by operating activities 120.821 71.535 69% Net cash used in investing activities (58.048) (38.911) 49% Net cash used in financing activities (37.082) (60.697) -39% Net change in cash and cash equivalents 25.691 (28.073) n.a. FISCAL YEAR ENDED JUNE 30, 2026 COMPARED WITH THE FISCAL YEAR ENDED JUNE 30, 2025 Net cash provided by operating activities: net cash provided by operating activities was R$ 120.8 million for the fiscal year ended June 30, 2026, compared with R$ 71.5 million for the fiscal year ended June 30, 2025, an increase of 69%. The main factors in this change were: (i) realization of the soybean inventory carried over from the prior year, with the change in inventories consuming R$ 55.8 million in 2026 compared with R$ 137.4 million in 2025; (ii) the decrease in accounts receivable, which generated R$ 46.8 million, compared with consumption of R$ 35.9 million in 2025; partially offset by (iii) lower collections from farm sales, of R$ 179.3 million in 2026 compared with R$ 269.8 million in 2025. Net cash used in investing activities: net cash used was R$ 58.0 million in 2026, representing greater cash utilization compared with R$ 38.9 million used in 2025, primarily due to lower net redemption of marketable securities during the period, of R$ 5.9 million in 2026 compared with R$ 41.1 million in 2025, partially offset by a 20% reduction in additions to property, plant and equipment and intangible assets. Net cash used in financing activities: net cash used in financing activities was R$ 37.1 million in 2026, representing a 39% reduction in cash utilization compared with R$ 60.7 million used in 2025, primarily due to higher borrowings (R$ 616.6 million in 2026 compared with R$ 443.6 million in 2025) and lower dividends paid (R$ 75.0 million in 2026 compared with R$ 156.0 million in 2025), partially offset by higher debt amortization (R$ 496.6 million in 2026 compared with R$ 284.4 million in 2025). 2.2 – Results: Directors must comment on: (a) Results of the issuer's operations, in particular: (i) Description of any significant revenue components The pursuit of appreciation in our properties is the principal element of our strategy. We acquire rural properties that we believe have significant value-generation potential, and land transformation is the principal driver of appreciation in those properties.

Our sales and services revenue is generated by: (i) sales of rural real estate; (ii) sale of sugarcane production; (iii) sale of grain and fiber production, namely soybeans, corn, beans, cotton and other products; (iv) sale of livestock; and (v) leasing of land. The following table shows the composition of our net revenue for the fiscal years ended June 30, 2026 and 2025:

Income Statement (R$ thousands)	**2026**	**VA 2026 (%)**	**2025**	**VA 2025 (%)**	**HA 2026/2025 (%)**
Farm-Sale Revenue	4.064	0,4%	241.299	19,6%	-98,3%
Grain Revenue	563.828	60,8%	442.530	35,9%	27,4%
Cotton Revenue	99.146	10,7%	90.583	7,3%	9.5%
Sugarcane Revenue	199.605	21.5%	325.265	26,4%	-38,6%
Livestock Revenue	40.591	4,4%	26.457	2,1%	53,4%
Lease Revenue	13.443	1.5%	11.868	1.0%	13,3%
Other Revenue	5.605	0,6%	5.026	0,4%	11.5%
Sales Deductions	(30.566)	-3,3%	(24.286)	-2.0%	25,9%
Net Sales Revenue	**895.716**	**96,7%**	**1.118.742**	**90,7%**	**-19,9%**
Movement in fair value of biological assets	32.080	3.5%	122.671	9,9%	-73,8%
Reversal (impairment loss) of agricultural products after harvest	(1.074)	-0,1%	(8.069)	-0,7%	-86,7%
Net Revenue	**926.722**	**100.0%**	**1.233.344**	**100.0%**	**-24,9%**

(ii) Fatores que afetam materialmente os resultados operacionais

Principais Indicadores Operacionais

Activity (hectares)	**Crop Year 25/26**	**Crop Year 24/25**
Total transformed area	3.673	3.260
Total cultivated area	166.995	173.067

We closed the 2025/2026 crop year with significant progress in our agricultural operations, despite an environment still marked by high interest rates and volatility in commodity prices and foreign exchange rates.

The production area in the 25/26 crop year totaled 166,995 hectares, 3% below the initial estimate. During the cycle, the planting plan was adjusted in response to lower commodity prices and restrictions on the second-crop agricultural window, which reduced the attractiveness of certain crops. Against this backdrop, the Company reduced the areas allocated to cotton and beans and expanded corn cultivation.

Grain and cotton production totaled 426.4 thousand metric tons in the 25/26 crop year, 4% below the initial estimate but 16% above the prior crop year (an increase of 60.3 thousand metric tons), despite a 3% smaller harvested area. Total first- and second-crop corn production amounted to 151.6 thousand metric tons, 30.0% above the prior crop year.

The combination of productivity gains and lower unit costs increased the gross margins for soybeans and corn to 20% and 21%, respectively. Grain revenue grew 27%, accompanied by a 34% increase in sales volume. These advances partially offset the lower contribution from sugarcane and cotton and reinforce the results of the operational-efficiency and cost-discipline initiatives adopted throughout the crop year.

In the real estate segment, we maintained our active portfolio-management strategy. During the year, we sold a portion of Fazenda Morotí in Paraguay in a transaction with an estimated IRR of 23.2% in reais. At the same time, the market value of our portfolio reached R$ 3.34 billion at the end of the crop year, 8.2% above the prior year, reflecting the continued development and appreciation of our assets. Of the R$ 252.2 million increase, R$ 143.2 million relates to the appreciation of the same areas in both years (a 4.7% increase), and R$ 109.0 million relates to the return of 4,092 hectares of Fazenda Rio do Meio as a result of the termination by mutual agreement of the sale agreement entered into in 2022. The consolidated results, on the other hand, reflected the lower contribution from the real estate segment compared with the prior year and the higher cost of debt in an environment of high interest rates. The comparison with 2025 should also take into account the nature of our business model: properties are monetized selectively and non- linearly across years, as we identify opportunities that allow for the proper capture of value. For the 2026/2027 crop year, in light of the climate outlook associated with El Niño and the expected conditions for each crop and region, we adopted an even more selective approach in defining the agricultural plan. The total estimated area is 165,208 hectares, 1% below the 25/26 crop year, with a 70% reduction in first-crop cotton area, discontinuation of second-crop beans and a 5% reduction in soybean area, offset by a 22% increase in first-crop corn area, a 36% increase in second-crop cotton (primarily in irrigated areas) and a 21% expansion of pasture areas. We prioritized crops and areas with the best risk-return profile: rather than simply expanding the cultivated area, we seek to optimize its composition and the quality of the agricultural operation's results. This year also marks BrasilAgro's 20th anniversary. Our history has been built across different commodity, climate and macroeconomic cycles, always based on decisions that combine a long-term vision, discipline in capital allocation and the ability to adapt. (b) Significant changes in revenue attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation Our principal products are exposed to fluctuations in commodity prices and foreign exchange rates, as well as other indices linked to our debt. A portion of our receipts is linked to the U.S. dollar exchange rate and, consequently, our revenue is affected by foreign-exchange fluctuations. The production of certain agricultural commodities, such as soybeans and corn, among others, may be priced in reais or U.S. dollars per unit of weight. Exposure to the U.S. dollar arises only when an agricultural commodity's price is set in U.S. dollars per unit of weight. In that case, foreign-exchange exposure must be monitored. To reduce these impacts on cash flow, we have established foreign-exchange exposure limits, which may not exceed 5% (whether long or short) of the expected revenue from commodities typically traded in dollars. For the 26/27 crop year, in light of the expectation that the current high volatility in the exchange rate (US$/R$) and domestic grain prices will continue, the Board of Directors maintained the exception to the Risk and Hedge Policy proposed by the Company's Risk Committee, maintaining the increased limit for mismatches between foreign- exchange and commodity derivative positions (hedges) in the futures market at up to 20% (twenty percent) until otherwise resolved by the Board of Directors. The Risk Committee's proposal was also maintained to provide in the Company's Risk and Hedge Policy for the possibility of forward sales of up to 50% (fifty percent) of expected agricultural production more than 12 months before the planting date for the relevant crop, based on the input-to- product exchange ratio. As of June 30, 2026, the hedge position for the 25/26 crop year covered 99% of soybean volume locked in at an average price of US$ 11.03/bu, 77% of cotton at R$ 70.32/lb, 59% of corn at R$ 54.00/sc and 97% of farm-sale receivables at US$ 11.02/bu. For the 26/27 crop year, 21% of soybean volume was locked in at US$ 11.86/bu, 17% of cotton at R$ 70.00/lb, 1% of corn at R$ 61.50/sc and 15% of farm-sale receivables at US$ 12.10/bu.

Inflation does not directly affect changes in our revenue because our products are internationally traded agricultural commodities, with prices quoted on stock exchanges and governed by domestic and global supply and demand. Financial expenses, however, are affected by inflation because we have an issuance of debentures indexed to the Broad National Consumer Price Index (IPCA), Brazil's official inflation index. (c) Significant impacts of inflation, changes in the prices of principal inputs and products, foreign-exchange rates and interest rates on the issuer's operating results and financial results Certain inputs required for agricultural production, such as crop-protection chemicals and fertilizers, among others, may be priced in U.S. dollars. In these cases, foreign-exchange exposure arises between the date on which the input price is set (when set in U.S. dollars) and the payment date. To reduce these impacts on cash flow, we have established foreign-exchange exposure limits, which may not exceed 5% (whether long or short) of the expected revenue from commodities typically traded in U.S. dollars. In 2026, the appreciation of the real against the U.S. dollar—from R$ 5.46/US$ in June 2025 to R$ 5.18/US$ in June 2026—contributed positively R$ 23.6 million to financial results and helped reduce the unit cost of soybeans, due to the purchase of dollar-denominated inputs at a lower exchange rate. Conversely, the increase in the average CDI rate, from 12.08% in 2025 to 14.72% in 2026, together with the higher average debt balance, increased interest expense by 17%, to R$ 97.2 million. Costs such as labor and overhead are affected by inflation indices and may increase personnel costs and expenses, directly affecting our financial results. 2.3 – Accounting practices: Directors must comment on: (a) Changes in accounting practices that have resulted in significant effects on the information provided in items 2.1 and 2.2 There were no changes in the Company's accounting practices for the year ended June 30, 2026 that had a significant impact on results. The IASB issued standards and amendments to standards that were not yet effective for the year ended June 30, 2026 and whose early adoption is not permitted in Brazil by the Accounting Pronouncements Committee (CPC), including: (i) IFRS 18 – Presentation and Disclosure in Financial Statements, which will replace IAS 1 and become effective as of January 1, 2027, with retrospective application, and for which management believes that, although there will be no impact on recognition, measurement or net income, the effects on presentation and disclosure will be widespread; (ii) IFRS 19 – Subsidiaries without Public Accountability, effective as of January 1, 2027, with no impacts expected; and (iii) amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments, effective for periods beginning on or after January 1, 2026. (b) Modified opinions and emphasis of matter paragraphs included in the auditor's report Auditors' reports for the fiscal year ended June 30, 2026. The auditors' reports on the financial statements for the fiscal years ended June 30, 2026 and 2025, issued by PricewaterhouseCoopers Auditores Independentes Ltda., contained no qualification or emphasis of matter. 2.4 – Significant effects: Directors must comment on the significant effects that the events below have had or are expected to have on the issuer's financial statements and results: (a) Introduction or disposal of an operating segment

There was no introduction or disposal of an operating segment that had a significant effect on our financial statements during the last three fiscal years. (b) Formation, acquisition or disposal of an equity interest There was no formation, acquisition or disposal of an equity interest in the fiscal year ended June 30, 2026. (c) Unusual events or transactions There were no unusual events or transactions with significant effects that occurred or were expected to occur in the fiscal year ended June 30, 2026. 2.5 – Non-accounting measurements: if, during the last fiscal year, the issuer disclosed or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must: (a) State the amount of the non-accounting measurements The Company disclosed the following non-accounting measurements for the last two fiscal years: EBITDA EBITDA is presented in accordance with accounting standards, starting with Net Income, adjusted for interest, taxes, depreciation and amortization. (R$ mil) 2026 2025 Change 2026 vs. 2025 EBITDA 26.616 279.996 -90% Adjusted EBITDA Adjusted EBITDA was calculated by excluding gains on biological assets under development (sugarcane and grains) and adjusted for realized crop-year derivative results and depreciation expenses, including depreciation of farm fixed assets and administrative facilities, depreciation of developed areas and depreciation of permanent crops. (R$ mil) 2026 2025 Change 2026 vs. 2025 EBITDA Ajustado 99.335 267.321 -63% Adjusted EBITDA of operations (excluding farm sales) The Company began presenting Adjusted EBITDA excluding the results of farm sales explicitly because it believes this measure best reflects the performance of the agricultural operation and permits comparison between years with different real estate cycles. (R$ mil) 2026 2025 Change 2026 vs. 2025 EBITDA of operations 24.538 99.911 -75% Adjusted EBITDA of operations 97.257 87.235 11% (b) Reconciliation between the disclosed amounts and the amounts in the audited financial statements EBITDA

EBITDA (R$ mil)	2026	2025	Change 2026 vs. 2025
Net Income (Loss)	(90.009)	138.019	n.a.
Juros	94.378	80.396	17%
Impostos	(57.293)	(13.371)	n.a.
Depreciation and amortization	79.540	74.953	6%
EBITDA	**26.616**	**279.996**	**-90%**

Adjusted EBITDA

EBITDA Ajustado (R$ mil)	2026	2025	Change 2026 vs. 2025
Net Income (Loss)	(90.009)	138.019	n.a.
Juros	94.378	80.396	17%
Impostos	(57.293)	(13.371)	n.a.
Depreciation and amortization	79.540	74.953	6%
Equity in earnings of affiliates	7	1.424	n.a.
Movement in fair value of biological assets and agricultural products	(31.006)	(114.602)	-73%
Realization of Fair Value – Biological Assets	76.400	112.815	-32%
Derivative Results	27.318	(12.312)	n.a.
EBITDA Ajustado	**99.335**	**267.321**	**-63%**

EBITDA and Adjusted EBITDA of operations (excluding farm sales)

(R$ mil)	2026	2025	Change 2026 vs. 2025
Net Income (Loss) from operations	(92.087)	(42.066)	n.a.
Juros	94.378	80.396	17%
Impostos	(57.293)	(13.371)	n.a.
Depreciation and amortization	79.540	74.953	6%
EBITDA of operations	**24.538**	**99.911**	**-75%**
Equity in earnings of affiliates	7	1.424	n.a.
Movement in fair value of biological assets and agricultural products	(31.006)	(114.602)	-73%
Realization of Fair Value – Biological Assets	76.400	112.815	-32%
Derivative Results	27.318	(12.312)	n.a.
Adjusted EBITDA of operations	**97.257**	**87.235**	**11%**

(c) Explain why the issuer believes that the measurement is more appropriate for a proper understanding of its financial condition and operating results

Management believes that EBITDA and Adjusted EBITDA are practical measures for assessing our operating performance and enabling comparison with other companies. However, we emphasize that EBITDA and Adjusted

EBITDA are not accounting or financial-performance measures under Accounting Practices Adopted in Brazil, nor should they be considered in isolation or as an alternative to net income as a measure of operating performance, or as an alternative to operating cash flows as a measure of liquidity. Other companies may calculate EBITDA or Adjusted EBITDA differently from us. EBITDA and Adjusted EBITDA nevertheless have limitations that impair their use as a measure of our profitability because they do not take into account certain costs arising from our business that could significantly affect our profits, such as financial expenses, taxes, depreciation and amortization. We use EBITDA and Adjusted EBITDA as additional measures of the performance of our operations. In addition, management believes that presenting Adjusted EBITDA of operations (excluding farm sales) provides a better understanding of the agricultural operation's performance, since rural properties are monetized selectively and non-linearly across fiscal years. 2.6 – Subsequent events: identify and comment on any event subsequent to the latest year-end financial statements that substantially changes them According to Note 32 to the individual and consolidated financial statements for the year ended June 30, 2026, through the date on which those financial statements were prepared, no subsequent events that could generate any economic or financial impacts for disclosure purposes had been identified or were known to management. 2.7 – Allocation of results: Directors must comment on the allocation of the Company's results, indicating: Fiscal year ended June 30, 2026 (a) Rules on retention of profits Our bylaws provide that, after the adjustments and deductions required by law, the result for the year may be allocated as follows: 5% to the legal reserve until it reaches 20% of the share capital (in the year in which the balance of the legal reserve, together with the amounts in the capital reserve, exceeds 30% of the share capital, allocating part of the net income for the year to the legal reserve will not be mandatory). (a.i) Amounts retained from profits Not applicable. As of June 30, 2026, the Company recorded a net loss for the year of R$ 90.009 thousand and, therefore, had no positive calculation basis for establishing the legal reserve (Article 193 of Law No. 6,404/76). Pursuant to Article 189, sole paragraph, of Law No. 6,404/76, the loss for the year was fully absorbed by the balance of the Investment and Expansion Reserve, which decreased from R$ 394,687 thousand to R$ 304,678 thousand, without requiring use of the legal reserve, whose balance remained unchanged at R$ 105,093 thousand. (a.ii) Percentages relative to total declared profits Not applicable, due to the loss recorded in the fiscal year ended June 30, 2026. (b) Rules on dividend distributions Under our bylaws, the amount required to pay a mandatory dividend may not be less, in any year, than 25% (twenty-five percent) of annual adjusted net income, as provided in Article 202 of the Brazilian Corporation Law. Because of the loss recorded for the year ended June 30, 2026, there was no calculation basis for payment of a mandatory dividend (Article 202 of Law No. 6,404/76). Nevertheless, management proposed distributing dividends to shareholders in the amount of R$ 30.000 thousand, payable from the remaining balance of the Investment and Expansion Reserve, pursuant to Article 201 of Law No. 6,404/76, which permits a company to pay dividends out of existing profit reserves, corresponding to R$ 0.3012 per outstanding share, subject to approval by the Annual General Meeting. As a result, the Investment and Expansion Reserve, which totaled R$ 394,687 thousand as of June 30, 2025, was reduced (i) by R$ 90.009 thousand through absorption of the loss for the year and (ii) by R$ 30.000 thousand through the proposed dividend distribution, totaling R$ 274,678 thousand. (c) Frequency of dividend distributions Annual. However, we may prepare semiannual balance sheets or balance sheets for shorter periods and, by resolution of the Board of Directors, declare the payment of dividends or interest on shareholders' equity out of the profit recorded in a semiannual balance sheet, credited against the mandatory dividend, if any. (d) Restrictions on dividend distributions In addition to the provisions of the Brazilian Corporation Law, under the Company's debenture indenture, if the Company is in default under any monetary obligation established in the indenture, the distribution of dividends will result in the acceleration of the debt, except for the distribution of mandatory dividends provided for in Article 202 of the Brazilian Corporation Law, under the Company's bylaws in effect on the issuance date. (e) Whether the issuer has a formally approved policy for allocating results, identifying the body responsible for approval, the approval date and, if the issuer discloses the policy, the locations on the worldwide web where the document may be consulted Not applicable, because the Company does not have a policy for allocating results. The table below shows the proposed allocation: R$ mil 06/30/2026 06/30/2025 Net income (loss) for the year (90.009) 138.019 (-) Establishment of legal reserve (5% of net income) - (6.901) Adjusted net income (loss) (90.009) 131.118 (-) Mandatory minimum dividends – 25% of adjusted net income - (32.780) (-) Proposed additional dividends - (42.220) Dividends proposed out of profit - (75.000) (-) Absorption of the loss for the year by the reserve (Article 189, sole paragraph) (90.009) - (-) Dividends proposed out of the Investment and Expansion Reserve (Article 201) (30.000) - Total dividends (30.000) (75.000)

R$ mil 06/30/2026 06/30/2025 Establishment (reduction) of Investment and Expansion Reserve (120.009) 56.118 Balance of Investment and Expansion Reserve 274.678 394.687 Total shares of paid-in capital (in thousands) 102.683 102.683 (-) Treasury shares (in thousands) (3.068) (3.068) (=) Shares outstanding (in thousands) 99.615 99.615 Dividend per share (R$) 0,3012 0,7529 2.8 – Items not reflected in the financial statements: Directors must describe material items not reflected in the issuer's financial statements, indicating: (a) Assets and liabilities held directly or indirectly by the issuer that do not appear on its balance sheet (off- balance-sheet items), such as: (i) Receivables portfolios written off for which the entity has neither retained nor substantially transferred the risks and benefits of ownership of the transferred asset, indicating the related liabilities; (ii) Contracts for the future purchase and sale of products or services; (iii) Unfinished construction contracts; and (iv) Contracts for future financing receipts. All assets and liabilities assumed by the Company and its subsidiaries are recorded on their balance sheets. Accordingly, the Directors believe that no assets or liabilities held by the Company and its subsidiaries are omitted from their balance sheets for the fiscal year ended June 30, 2026. The contracts for the future delivery of agricultural products entered into by the Company and its subsidiaries are described in Note 29 to the financial statements for the year ended June 30, 2026. (b) Other items not reflected in the financial statements In the fiscal year ended June 30, 2026, we had no other items not reflected in the financial statements. 2.9 – Items not reflected in the financial statements: with respect to each of the items not reflected in the financial statements indicated in item 2.8, the Directors must comment on: (a) How those items change or may change revenue, expenses, operating results, financial expenses or other items in the issuer's financial statements Not applicable, because there are no other material items not reflected in the Company's financial statements for the year ended June 30, 2026. (b) Nature and purpose of the transaction Not applicable, because there are no other material items not reflected in the Company's financial statements for the year ended June 30, 2026. (c) Nature and amount of the obligations assumed and rights created in favor of the issuer as a result of the transaction Not applicable, because there are no other material items not reflected in the Company's financial statements for the year ended June 30, 2026.

2.10 – Business plan: the Directors must indicate and comment on the principal elements of the issuer's business plan, specifically addressing the following topics: (a) Investments, including: (i) Quantitative and qualitative description of investments in progress and planned investments The Company's business strategy is fundamentally based on the acquisition, development and sale of rural properties suitable for agricultural operations. The Company acquires rural properties that it believes have significant value-generation potential through maintaining the asset and developing profitable agricultural activities. After acquiring our rural properties, we seek to implement higher-value-added crops and transform those rural properties through investments in infrastructure and technology, as well as entering into lease agreements with third parties. Under our strategy, when we believe that the rural properties have reached an optimal value, we will sell those rural properties to realize capital gains. Our principal capital expenditure derives from the acquisition and development of agricultural properties. During the year ended June 30, 2026, investments in investment properties included: (i) R$ 2.9 million in buildings and improvements; (ii) R$ 2.5 million in land clearing; and (iii) R$ 50.0 million in work in progress, totaling cash additions of R$ 55.4 million. In addition, R$ 63.9 million was invested in additions to property, plant and equipment and intangible assets, especially investments in sugarcane (R$ 45.9 million) and equipment and facilities (R$ 11.5 million). During the year, as a result of the termination by mutual agreement of the sale agreement for Fazenda Rio do Meio, the Company returned 2,218.5 usable hectares to its portfolio as investment properties, recognized at fair value in the amount of R$ 47.1 million, with the corresponding derecognition of the receivables recorded under "Accounts Receivable." In the 25/26 crop year, the Company transformed 3,673 hectares, compared with 3,260 hectares in the 24/25 crop year. The Company will continue investing in the acquisition, development and sale of rural properties, using funds generated from our activities and the Investment and Expansion Reserve. (ii) Sources of financing for investments The Company has several sources of financing for its investments, including Agribusiness Receivables Certificates (CRA), Bank Credit Notes funded with unrestricted resources, resources from the Constitutional Fund for Financing the Northeast (FNE) and Incentivized Debentures under Law No. 12,431. (iii) Material divestments in progress and planned divestments Under the strategy described in the preceding subitems, all of our agricultural properties are available for sale. However, no sales are currently scheduled; they occur when favorable market conditions arise and are disclosed as they take place. (b) To the extent already disclosed, indicate the acquisition of plants, equipment, patents or other assets expected to materially affect the issuer's productive capacity Not applicable, because we do not have plants, equipment, patents or other assets that could materially affect the Company's productive capacity. (c) New products and services, indicating: (i) a description of previously disclosed research in progress; (ii) total amounts spent by the issuer on research for the development of new products or services; (iii)

previously disclosed projects in development; and (iv) total amounts spent by the issuer on the development of new products or services Not applicable, because the Company is not developing any new products or services. (d) Opportunities included in the issuer's business plan related to ESG matters Not applicable, because, to date, the Company has not structured a business plan with specific ESG-related aspects. However, sustainability and the implementation of ESG (Environmental, Social and Governance) practices are integrated into BrasilAgro's business plan. ESG opportunities include the use of higher-value-added crops and agricultural practices that minimize environmental impact, such as adopting technologies for the efficient use of inputs and reducing the carbon footprint of operations. 2.11 – Comment on other factors that materially influenced operating performance and that were not identified or discussed in the other items in this section There were no other factors that materially influenced operating performance beyond those identified or discussed in the other items in this section.

ANNEX II – INFORMATION ON CANDIDATES FOR THE POSITIONS (FULL AND ALTERNATE) ON THE COMPANY'S FISCAL COUNCIL Items 7.3 through 7.6 of the Reference Form, pursuant to Annex C to CVM Resolution 80 brasilagro

7.3 and 7.4 – Information on candidates for positions as members of the Fiscal Council:

Name:	Ivan Luvisotto Alexandre	**CPF:**	307.599.448-06	**Profession:**	Advogado	**Date of Birth:**	28/04/1983
Professional Experience:	Ivan is Chairman of BrasilAgro's Fiscal Council. He has extensive experience in corporate planning and consulting, M&A, international agreements and transactions. He is currently an associate attorney at Araújo e Policastro Advogados. He holds a law degree from the University of São Paulo Law School (USP), a specialization in Accounting Applied to Law from Fundação Getúlio Vargas in São Paulo (FGV-SP), and specializations in Law and Information Technology and Fiscal Councils from IBGC. Mr. Ivan Luvisotto Alexandre does not hold positions in any other companies or third-sector organizations. He declares that: (i) during the last five years, he has not been subject to a criminal conviction, a conviction in an administrative proceeding before CVM, BACEN or SUSEP, or a final and non-appealable conviction in judicial or administrative proceedings that suspended or disqualified him from engaging in professional or commercial activities; and (ii) he is not considered a politically exposed person under CVM Resolution No. 50/21.						

Administrative Bodies:

Administrative body	**Election date**	**Term of office**	**Elected position held**	**Date of inauguration**	**Elected by the controlling shareholder**	**Start date of first term**
Fiscal Council	10/21/2026	Until the AGM that resolves on the financial statements for the fiscal year ended June 30, 2027	42 - Pres. C.F. Elected by Ordinary Minority Shareholders	10/21/2026	N/A	28/10/2015

Current committee participation
Mr. Ivan Luvisotto Alexandre does not participate in any committee that advises the Company's Board of Directors.

Convictions:

Type of conviction	**Description of conviction**
N/A	N/A

brasilagro

Name:	Geraldo Affonso Ferreira Filho	**CPF:**	064.409.028-65	**Profession:**	Economista	**Date of Birth:**	22/02/1962

Professional Experience:	Geraldo is a member of BrasilAgro's Fiscal Council. He has extensive experience in the international forest-based industry, gained in senior leadership positions at large Brazilian and multinational companies in Brazil and Asia. In recent years, he has specialized in corporate governance and social and environmental sustainability. He serves as a member of the Statutory Audit Committees of SPTrans and CET – Companhia de Engenharia de Tráfego and, on a pro bono basis, as a member of the Executive Committee of the Brazilian Stewardship Code, the Sustainability and Capital Markets Committees of IBGC and as a co-founder of Confraria da Governança. He holds a degree in Economics from Pontifícia Universidade Católica de Campinas (PUCCamp) and an MBA from FIA Business School. He is an IBGC-certified director. Mr. Geraldo Affonso Ferreira Filho does not hold positions in any other companies or third-sector organizations. He declares that: (i) during the last five years, he has not been subject to a criminal conviction, a conviction in an administrative proceeding before CVM, BACEN or SUSEP, or a final and non-appealable conviction in judicial or administrative proceedings that suspended or disqualified him from engaging in professional or commercial activities; and (ii) he is not considered a politically exposed person under CVM Resolution No. 50/21.

Administrative Bodies:

Administrative body	**Election date**	**Term of office**	**Elected position held**	**Date of inauguration**	**Elected by the controlling shareholder**	**Start date of first term**
Fiscal Council	10/21/2026	Until the AGM that resolves on the financial statements for the fiscal year ended June 30, 2027	45 - C.F. (Efetivo) Elected by Ordinary Minority Shareholders	10/21/2026	N/A	27/10/2021

Current committee participation

Mr. Geraldo Affonso Ferreira Filho does not participate in any committee that advises the Company's Board of Directors.

Convictions:

Type of conviction	**Description of conviction**
N/A	N/A

brasilagro

Name:	Marcos Paulo Passoni	CPF:	121.746.898-63	Profession:	Advogado	Date of Birth:	24/05/1974
Professional Experience:	Marcos is a member of BrasilAgro's Fiscal Council. He has extensive experience in civil law and litigation. He is currently an associate attorney at Suchodolski Advogados Associados. He holds a law degree from Pontifícia Universidade Católica de São Paulo (PUC-SP), a master's degree in Diffuse and Collective Rights from Unimes and is currently pursuing a doctorate in Collective Procedural Law at PUC-SP. He is also a Civil Procedural Law professor at the São Paulo School of Advocacy. Mr. Marcos Paulo Passoni does not hold positions in any other companies or third-sector organizations. He declares that: (i) during the last five years, he has not been subject to a criminal conviction, a conviction in an administrative proceeding before CVM, BACEN or SUSEP, or a final and non-appealable conviction in judicial or administrative proceedings that suspended or disqualified him from engaging in professional or commercial activities; and (ii) he is not considered a politically exposed person under CVM Resolution No. 50/21.						

Administrative Bodies:

Administrative body	Election date	Term of office	Elected position held	Date of inauguration	Elected by the controlling shareholder	Start date of first term
Fiscal Council	10/21/2026	Until the AGM that resolves on the financial statements for the fiscal year ended June 30, 2027	45 - C.F. (Efetivo) Elected by Ordinary Minority Shareholders	10/21/2026	N/A	28/10/2015

Current committee participation

Mr. Marcos Paulo Passoni does not participate in any committee that advises the Company's Board of Directors.

Convictions:

Type of conviction	Description of conviction
N/A	N/A

brasilagro

Name:	Ariane Cristina Vilalta	CPF:	328.312.748-42	Profession:	Advogada	Date of Birth:	26/07/1985
Professional Experience:	Ariane is an alternate member of BrasilAgro's Fiscal Council. She is currently an associate attorney at Suchodolski Advogados Associados and practices in the areas of litigation and labor law. She holds a law degree from Pontifícia Universidade Católica de São Paulo (PUC-SP) and a postgraduate degree in Labor Law from PUC-SP. Ms. Ariane Cristina Vilalta does not hold positions in any other companies or third-sector organizations. She declares that: (i) during the last five years, she has not been subject to a criminal conviction, a conviction in an administrative proceeding before CVM, BACEN or SUSEP, or a final and non-appealable conviction in judicial or administrative proceedings that suspended or disqualified her from engaging in professional or commercial activities; and (ii) she is not considered a politically exposed person under CVM Resolution No. 50/21.						

Administrative Bodies:

Administrative body	Election date	Term of office	Elected position held	Date of inauguration	Elected by the controlling shareholder	Start date of first term
Fiscal Council	10/21/2026	Until the AGM that resolves on the financial statements for the fiscal year ended June 30, 2027	48 - C.F. (Suplente) Elected by Ordinary Minority Shareholders	10/21/2026	N/A	27/10/2022

Current committee participation

Ms. Ariane Cristina Vilalta does not participate in any committee that advises the Company's Board of Directors.

Convictions:

Type of conviction	Description of conviction
N/A	N/A

Name:	Luiz Fernando Oliveira Fernandes da Silva	CPF:	419.963.598-00	Profession:	Advogado	Date of Birth:	31/01/1993
Professional Experience:	Luiz is an alternate member of BrasilAgro's Fiscal Council. He has experience in corporate, civil litigation and real estate law. He is currently an associate attorney at Suchodolski Advogados Associados. He holds a law degree from Faculdade de Direito da Universidade Mackenzie de São Paulo and a postgraduate degree in Corporate Law from Fundação Getúlio Vargas (FGV). He is a member of the São Paulo Lawyers Association (AASP). Mr. Luiz Fernando Oliveira Fernandes da Silva does not hold positions in any other companies or third-sector organizations. He declares that: (i) during the last five years, he has not been subject to a criminal conviction, a conviction in an administrative proceeding before CVM, BACEN or SUSEP, or a final and non-appealable conviction in judicial or administrative proceedings that suspended or disqualified him from engaging in professional or commercial activities; and (ii) he is not considered a politically exposed person under CVM Resolution No. 50/21.						

Administrative Bodies:

Administrative body	Election date	Term of office	Elected position held	Date of inauguration	Elected by the controlling shareholder	Start date of first term
Fiscal Council	10/21/2026	Until the AGM that resolves on the financial statements for the fiscal year ended June 30, 2027	48 - C.F. (Suplente) Elected by Ordinary Minority Shareholders	10/21/2026	N/A	27/10/2022

Current committee participation

Mr. Luiz Fernando Oliveira Fernandes da Silva does not participate in any committee that advises the Company's Board of Directors.

Convictions:

Type of conviction	Description of conviction
N/A	N/A

Name:	Leonardo de Paiva Rocha	CPF:	598.802.797-00	Profession:	Mechanical Engineer	Date of Birth:	24/03/1959
Professional Experience:	Leonardo is an alternate member of BrasilAgro's Fiscal Council. He is currently a member of the Boards of Directors of Norte Energia S.A., Eletronuclear S.A. and Eletronorte S.A. He is also Coordinator of the Audit, Compliance and Risk Committee and a member of the Finance Committee of Norte Energia S.A., a member of IRB's Fiscal Council, a member of the Board of Directors of Junior Achievement Brazil (NGO) and a member of Vocação's Advisory Board (NGO). He holds a degree in Mechanical and Automotive Engineering from Instituto Militar de Engenharia, with a specialization in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ). Mr. Leonardo de Paiva Rocha does not hold positions in any other companies or third-sector organizations. He declares that: (i) during the last five years, he has not been subject to a criminal conviction, a conviction in an administrative proceeding before CVM, BACEN or SUSEP, or a final and non-appealable conviction in judicial or administrative proceedings that suspended or disqualified him from engaging in professional or commercial activities; and (ii) he is not considered a politically exposed person under CVM Resolution No. 50/21.						

Administrative Bodies:

Administrative body	Election date	Term of office	Elected position held	Date of inauguration	Elected by the controlling shareholder	Start date of first term
Fiscal Council	10/21/2026	Until the AGM that resolves on the financial statements for the fiscal year ended June 30, 2027	48 - C.F. (Suplente) Elected by Ordinary Minority Shareholders	10/21/2026	N/A	27/10/2021

Current committee participation

Mr. Leonardo de Paiva Rocha does not participate in any committee that advises the Company's Board of Directors.

Convictions:

Type of conviction	Description of conviction
N/A	N/A

7.5 – State whether there is a spousal, common-law or second-degree family relationship between: (a) candidates for the issuer's fiscal council; (b) (i) candidates for the fiscal council and (ii) directors of the issuer's direct or indirect subsidiaries; (c) (i) candidates for the fiscal council and (ii) the issuer's direct or indirect controlling shareholders; or (d) (i) candidates for the fiscal council and (ii) directors of the issuer's direct and indirect controlling companies. Justification for not completing the table: There is no such relationship among the candidates listed above.

7.6 – Provide information on subordination, service-provision or control relationships maintained during the last three fiscal years between candidates for the issuer's fiscal council and (a) a company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the share capital; (b) the issuer's direct or indirect controlling shareholder; and (c) if relevant, a supplier, customer, debtor or creditor of the issuer, its subsidiaries or its controlling companies, or subsidiaries of any of those persons Not applicable because, as of the date hereof, there are no subordination, service-provision or control relationships between the candidates listed above and subsidiaries, controlling shareholders or other parties. In addition, the Company does not have a controlling shareholder.

ANNEX III – INFORMATION ON THE COMPENSATION OF THE COMPANY'S ADMINISTRATORS Items 8.1 through 8.20 of the Reference Form, pursuant to Annex C to CVM Resolution 80 8.1 Compensation policy or practice (a) Objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, the approval date and, if the issuer discloses the policy, the locations on the worldwide web where the document may be consulted The Company's Compensation Policy is primarily intended to align the interests of the members of the Board of Directors, the Executive Board, the Fiscal Council and the Company's committees ("Management Key Personnel") with the Company's objectives, based on market best practices. The Compensation Policy was formally approved by the Board of Directors at a meeting held on September 1, 2022, and is available for consultation on the Company's website (https://ri.brasil- agro.com/governanca/estatuto-codigos-e-politicas/). (b) Practices and procedures adopted by the Board of Directors to determine the individual compensation of the Board of Directors and the Executive Board, indicating: i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate The Shareholders' Meeting is responsible for approving the aggregate amount allocated to Administrator compensation. Accordingly, at the end of each fiscal year, the Board of Directors, based on the recommendation of the Compensation Committee, prepares a proposal for the aggregate compensation of the Administrators to be submitted for approval by the Shareholders' Meeting. Once the proposal for the aggregate compensation of the Administrators has been approved by the Shareholders' Meeting, the Board of Directors, after considering the Compensation Committee's opinion and the Compensation Policy, is responsible for determining the individual amounts to be awarded to each member of Management Key Personnel. ii. criteria and methodology used to determine individual compensation, stating whether studies are used to verify market practices and, if so, the comparison criteria and scope of those studies In 2025, Korn Ferry was engaged to conduct a study on compensation for boards of directors of publicly held companies, analyzing 108 (one hundred eight) companies listed on the general market exchange and 49% of companies listed in the Novo Mercado segment, to present potential proposals and their respective criteria for the compensation model for BrasilAgro's Board of Directors and the corresponding allocation of compensation among the Board members. Compensation paid to the Administrators takes into account their responsibilities, the time devoted to their duties, their professional competence and reputation, the market value of their services and, where applicable, performance evaluations conducted.

The Board of Directors' duties include proposing to the Executive Board compensation consistent with the best practices observed in the Company's market, which should help motivate and retain professionals duly qualified to perform their duties and attract new professionals whenever necessary. Without prejudice to the foregoing, as it deems necessary, the Board of Directors may engage a specialized firm to prepare a salary survey to assist in determining management compensation. iii. how frequently and in what manner the Board of Directors assesses the adequacy of the issuer's compensation policy The Board of Directors assesses the adequacy of the Company's Compensation Policy annually, when setting the individual compensation of Management Key Personnel. It verifies whether the Company's practice is consistent with each management member's responsibilities and aligned with market best practices. (c) Composition of compensation, indicating: i. a description of the various elements comprising compensation, including, for each of them: • their objectives and alignment with the issuer's short-, medium- and long-term interests The aggregate compensation of Management Key Personnel may consist of the following components: (i) fixed compensation; (ii) variable compensation; (iii) long-term equity-based incentive; (iv) post- employment benefits; (v) benefits arising from cessation of office; and (vi) other components that the Board of Directors may determine. a) Board of Directors, Fiscal Council, statutory committees and audit, risk, executive and compensation committees Members of the Board of Directors, Fiscal Council and the Company's committees receive fixed compensation. Fixed compensation for Management Key Personnel will be based on the responsibilities of the position and individual experience. To establish this compensation, the Board of Directors may seek assistance from a specialized firm. Fixed compensation may be reviewed annually at the discretion of the Board of Directors so that it is consistent with market practices or adjusted for inflation. The Company's Compensation Policy is primarily intended to align the interests of Management Key Personnel with the Company's objectives, based on market best practices. b) Statutory and non-statutory Executive Board Members of our Executive Board are entitled to fixed and variable compensation in the following forms: profit or results sharing, bonuses, long-term incentives, awards and/or exceptional gratuities, it being understood that variable compensation must be tied to the achievement of financial, operating or strategic targets and/or the Company's profits or results. The Company's Compensation Policy is primarily intended to align the interests of Management Key Personnel with the Company's objectives, based on market best practices. The compensation structure described above seeks to encourage the Executive Board to pursue the best returns on investments and projects developed, thereby aligning its interests with those of the Company. In the short term, we seek this alignment through market-consistent salaries and benefits packages. In the medium term, we seek alignment through the payment of bonuses and participation in the Company's results to certain employees. In the long term, we seek to retain qualified professionals through the Equity-Based Long-Term Incentive Plan. Our compensation practice seeks to balance the following Company interests: compensation costs consistent with the market; strategic alignment; value creation; and talent attraction and retention. Accordingly, we believe that the Executive Board is interested in fair, transparent compensation consistent with its performance. • its proportion of total compensation during the last three fiscal years Beginning with the year ended June 30, 2022, the Board of Directors began receiving 100% of its compensation as fixed compensation. For the Statutory Executive Board, fixed compensation represented approximately 57% of total compensation and variable compensation (including bonuses and equity-based compensation) represented approximately 43% in the year ended June 30, 2026; fixed compensation represented approximately 54% of total compensation and variable compensation (including bonuses/PPR and equity-based compensation) represented approximately 46% in the year ended June 30, 2024; and fixed compensation represented approximately 40% of total compensation and variable compensation (including bonuses and equity-based compensation) represented approximately 60% in the year ended June 30, 2023. • its calculation and adjustment methodology Although there is no predetermined index or frequency for compensation adjustments, the Compensation Committee annually reviews monetary adjustments to the compensation of the Board of Directors and Executive Board. Any updates to the total compensation package will be based on market movements and/or changes in the Company's organizational structure that result in changes to the Statutory Executive Board. The Board of Directors may engage a specialized firm to prepare a salary survey to assist in determining the compensation of Management Key Personnel. • the principal performance indicators considered, including, where applicable, indicators related to ESG matters Our compensation practice is structured to reflect the evolution of the Company's performance. Performance is assessed qualitatively and quantitatively from operating, real estate and financial perspectives. The assessment is tied to the achievement of Individual Targets and the Company's General Targets. The performance indicators considered in determining compensation are part of a target- management system comprising: (i) the Company's strategic indicators, such as operating EBITDA, land purchases, sales and leases, expenses and others; (ii) strategic projects; and (iii) innovation and technology. The Company does not have performance indicators tied to ESG matters disclosed in its Compensation Policy. (ii) reasons supporting the composition of compensation We have adopted a compensation model for the Executive Board that concentrates a significant portion of total compensation in variable components (both short- and long-term), which is part of our practice of sharing risks and results with our principal Management Key Personnel. The Company's Compensation Policy is primarily intended to align the interests of Management Key Personnel with the Company's objectives, based on market best practices. (iii) the existence of members not compensated by the issuer and the reason for this

The Board of Directors and Fiscal Council have alternate members who will be compensated only in the event of a vacancy or permanent impediment affecting the full member. (iv) the existence of compensation paid by subsidiaries, controlled companies or direct or indirect controlling shareholders No compensation is paid by the Company's subsidiaries or controlled companies. In addition, the Company does not have a controlling shareholder. (v) the existence of any compensation or benefit linked to the occurrence of a specific corporate event, such as a sale of control of the issuer No compensation or benefit is linked to the occurrence of a specific corporate event, such as a sale of control of the Company.

8.2 Total compensation by body

Total compensation expected for the current fiscal year June 30, 2027 - Annual amounts				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	2.00	3.00	14.00
Number of compensated members	9.00	2.00	3.00	14.00
Explanation				
Annual fixed compensation				
Salary or management fee	6.461.969.00	3.780.950.00	404.143.00	10.647.063.00
Direct and indirect benefits	0.00	545.585.00	0.00	545.585.00
Committee participation	3.443.359.00	0.00	0.00	3.443.359.00
Outros	0.00	0.00	0.00	0.00
Description of other fixed compensation	N/A	N/A	N/A	
Variable compensation				
Bonus	0.00	4.443.609.00	0.00	4.443.609.00
Profit sharing	0.00	0.00	0.00	0.00
Meeting attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Outros	0.00	0.00	0.00	0.00
Description of other variable compensation	N/A	N/A	N/A	
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Equity-based compensation (including options)	0.00	0.00	0.00	0.00
Note	Under CVM/SEP Annual Circular Letter 2026, the number of members of the Board of Directors was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	Under CVM/SEP Annual Circular Letter 2026, the number of members of the Statutory Executive Board was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	Under CVM/SEP Annual Circular Letter 2026, the number of members of the Fiscal Council was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	
Total compensation	9.905.329.00	8.770.144.00	404.143.00	19.079.616.00

Total compensation for the fiscal year ended June 30, 2026 - Annual amounts				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	2.00	3.00	14.00
Number of compensated members	9.00	2.00	3.00	14.00
Explanation				
Annual fixed compensation				
Salary or management fee	6.185.406.00	3.404.951.00	386.678.00	9.977.034.00
Direct and indirect benefits	0.00	545.585.00	0.00	545.585.00
Committee participation	3.295.987.00	0.00	0.00	3.295.987.00
Outros	0.00	0.00	0.00	0.00
Description of other fixed compensation	N/A	N/A	N/A	
Variable compensation				
Bonus	0.00	2.997.532.00	0.00	2.997.532.00
Profit sharing	0.00	0.00	0.00	0.00
Meeting attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Outros	0.00	0.00	0.00	0.00
Description of other variable compensation	N/A	N/A	N/A	
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Equity-based compensation (including options)	0.00	0.00	0.00	0.00
Note	Under CVM/SEP Annual Circular Letter 2026, the number of members of the Board of Directors was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	Under CVM/SEP Annual Circular Letter 2026, the number of members of the Statutory Executive Board was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	Under CVM/SEP Annual Circular Letter 2026, the number of members of the Fiscal Council was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	
Total compensation	9.481.393.00	6.948.068.00	386.678.00	16.816.139.00

Total compensation for the fiscal year ended June 30, 2025 - Annual amounts				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	2.00	3.00	14.00
Number of compensated members	9.00	2.00	3.00	14.00
Explanation				
Annual fixed compensation				
Salary or management fee	5.668.599,05	3.096.445,96	367.753,59	9.132.798,60
Direct and indirect benefits	0.00	531.693.00	0.00	531.693.00
Committee participation	3.104.696,95	0.00	0.00	3.104.696.00
Outros	0.00	0.00	0.00	0.00
Description of other fixed compensation	N/A	N/A	N/A	
Variable compensation				
Bonus	0.00	1.873.143,97	0.00	1.873.143,97
Profit sharing	0.00	0.00	0.00	0.00
Meeting attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Outros	0.00	0.00	0.00	0.00
Description of other variable compensation	N/A	N/A	N/A	
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Equity-based compensation (including options)	0.00	1.024.960,28	0.00	1.024.960,28
Note	Under CVM/SEP Annual Circular Letter 2024, the number of members of the Board of Directors was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	Under CVM/SEP Annual Circular Letter 2024, the number of members of the Statutory Executive Board was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	Under CVM/SEP Annual Circular Letter 2024, the number of members of the Fiscal Council was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	
Total compensation	8.773.296.00	6.526.243,21	367.753,59	15.667.292,79

Total compensation for the fiscal year ended June 30, 2024 - Annual amounts				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	2.00	3.00	14.00
Number of compensated members	9.00	2.00	3.00	14.00
Explanation				
Annual fixed compensation				
Salary or management fee	5.416.566,64	2.995.950,02	348.811,59	8.761.328,25
Direct and indirect benefits	0.00	483.783.00	0.00	483.783.00
Committee participation	2.998.740,36	0.00	0.00	2.998.740,36
Outros	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	N/A	N/A	
Variable compensation				
Bonus	0.00	1.896.134,13	0.00	1.896.134,13
Profit sharing	0.00	0.00	0.00	0.00
Meeting attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Outros	0.00	0.00	0.00	0.00
Description of other variable compensation	-	N/A	N/A	
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Equity-based compensation (including options)	0.00	1.024.960,28	0.00	1.024.960,28
Note	Under CVM/SEP Annual Circular Letter 2024, the number of members of the Board of Directors was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	Under CVM/SEP Annual Circular Letter 2023, the number of members of the Statutory Executive Board was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	Under CVM/SEP Annual Circular Letter 2023, the number of members of the Fiscal Council was determined based on the annual average number of members of that body calculated monthly, with two decimal places.	
Total compensation	8.415.307.00	6.400.827,43	348.811,59	15.164.946,02

8.3 Variable compensation

Fiscal year: June 30, 2027

	Conselho de Board of Directors	Diretoria Statutory Executive Board	Fiscal Council	Total
N° total de membros	9.00	2.00	3.00	**14.00**
N° de membros remunerados	0.00	2.00	0.00	**2**.00
Explanation	The Board of Directors receives no variable compensation.		The Fiscal Council receives no variable compensation.	
	BONUS			
Minimum amount under the compensation plan	0.00	1.777.443,60	0.00	1.777.443,60
Maximum amount under the compensation plan	0.00	4.443.609.00	0.00	4.443.609.00
Amount under the compensation plan if the established targets were achieved	0.00	4.443.609.00	0.00	4.443.609.00
Amount actually recognized in the fiscal year	0.00	0,00	0.00	**0,00**
	PROFIT SHARING			
Minimum amount under the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount under the compensation plan	0.00	0,00	0,00	**0,00**
Amount under the compensation plan if the established targets were achieved	0.00	0,00	0,00	**0,00**
Amount actually recognized in the fiscal year	0.00	0,00	0,00	**0,00**

Fiscal year: June 30, 2026

	Conselho de Board of Directors	Diretoria Statutory Executive Board	Fiscal Council	Total
N° total de membros	9.00	2.00	3.00	**14.00**
N° de membros remunerados	0.00	2.00	0.00	**2**.00
Explanation	The Board of Directors receives no variable compensation.		The Fiscal Council receives no variable compensation.	
	BONUS

Minimum amount under the compensation plan	0.00	1.226.335.00	0.00	1.226.335.00
Maximum amount under the compensation plan	0.00	3.065.838.00	0.00	3.065.838.00
Amount under the compensation plan if the established targets were achieved	0.00	3.065.838.00	0.00	3.065.838.00
Amount actually recognized in the fiscal year	0.00	2.997.532.00	0.00	**2.997.532**.00
		PROFIT SHARING		
Minimum amount under the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount under the compensation plan	0.00	0,00	0,00	**0,00**
Amount under the compensation plan if the established targets were achieved	0.00	0,00	0,00	**0,00**
Amount actually recognized in the fiscal year	0.00	0,00	0,00	**0,00**

Fiscal year: June 30, 2025

	Conselho de Board of Directors	**Diretoria Statutory Executive Board**	**Fiscal Council**	**Total**
N° total de membros	9.00	2.00	3.00	**14.00**
N° de membros remunerados	0.00	2.00	0.00	**2**.00
Explanation	The Board of Directors receives no variable compensation.		The Fiscal Council receives no variable compensation.	
		BONUS		
Minimum amount under the compensation plan	0.00	1108000.00	0.00	**1.108.000.00**
Maximum amount under the compensation plan	0.00	2767789,19	0.00	**2.767.789,19**
Amount under the compensation plan if the established targets were achieved	0.00	2767789,19	0.00	**2.767.789,19**
Amount actually recognized in the fiscal year	0.00	1.873.143,97	0.00	1.873.143,97
		PROFIT SHARING		
Minimum amount under the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount under the compensation plan	0.00	0,00	0,00	**0,00**
Amount under the compensation plan if the established targets were achieved	0.00	0,00	0,00	**0,00**
	0.00	0,00	0,00	**0,00**

Amount actually recognized in the fiscal year

Fiscal year: June 30, 2024

	Conselho de Board of Directors	Diretoria Statutory Executive Board	Fiscal Council	Total
N° total de membros	9.00	2.00	3.00	**14.00**
N° de membros remunerados	0.00	2.00	0.00	**2.00**
Explanation	The Board of Directors receives no variable compensation .		The Fiscal Council receives no variable compensation .	
BONUS				
Minimum amount under the compensation plan	0.00	956100.00	0.00	**956.100.00**
Maximum amount under the compensation plan	0.00	3187000.00	0.00	**3.187.00**0.00
Amount under the compensation plan if the established targets were achieved	0.00	2655208.00	0.00	**2.655.208**.00
Amount actually recognized in the fiscal year	0.00	1896134,13	0.00	**1.896.134,13**
PROFIT SHARING				
Minimum amount under the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount under the compensation plan	0.00	0,00	0,00	**0,00**
Amount under the compensation plan if the established targets were achieved	0.00	0,00	0,00	**0,00**
Amount actually recognized in the fiscal year	0.00	0,00	0,00	**0,00**

8.4 Equity-based compensation plan The Company has an equity-based compensation plan for the Statutory Executive Board that does not extend to members of the Board of Directors. i. general terms and conditions Our Equity-Based Long-Term Incentive Plan ("ILTI" or the "Plan") was approved at the Company's Annual and Extraordinary General Meeting held on October 2, 2017 for the benefit of the Company's officers, senior executives and key employees, as designated by the Board of Directors, nominated by the Compensation Committee and approved by the Company's Board of Directors. Members of the Board of Directors are not eligible for the Plan. In establishing the Plan, the Company seeks to: (i) encourage the Company's expansion, success and achievement of its objectives; (ii) encourage participants to make substantial contributions to the Company's success; (iii) align the interests of the Company's shareholders with those of the participants; (iv) provide the Company, with respect to variable compensation, with a competitive advantage in the market; and (v) encourage the continued employment and retention of senior executives and key employees at the Company for an extended period. ii. approval date and responsible body The Plan was approved on October 2, 2017 at the Company's Annual and Extraordinary General Meeting. ILTI Program No. 3, which has now been completed, was approved at a meeting of the Board of Directors held on December 4, 2023; its vesting period began on July 1, 2023 and ended on June 30, 2026. iii. maximum number of shares covered The Plan covers a maximum cumulative amount of 2% of the Company's issued shares at any time. iv. maximum number of options to be granted ILTI agreements entered into under the Plan may grant rights to a number of shares that does not exceed, at any time, a maximum cumulative amount of 2% of the Company's issued shares. v. conditions for acquiring shares When approving an ILTI Program, the Board of Directors may, in its sole and exclusive discretion, establish conditions applicable to and/or impose restrictions on the delivery of the share award, including reserving for the Company call options and/or a right of first refusal in the event the Participant sells the shares received. The share award will be delivered to the Participant only if all legal, regulatory and Plan requirements have been fully satisfied. The share award will be delivered within 30 days after the end of the vesting period by transferring, without consideration, to the Participant shares issued within the limit of the Company's authorized capital or treasury shares. vi. criteria for setting the acquisition or exercise price The Board of Directors will set the exercise price of the options. vii. criteria for setting the acquisition or exercise period The Board of Directors will set the period for exercising the options and will also determine the vesting date and exercise period for the options granted. The current program provides for an exercise period of three years from the date on which the Board of Directors approves the ILTI Program. viii. settlement method When approving an ILTI Program, the Board of Directors may, in its sole and exclusive discretion, establish conditions applicable to and/or impose restrictions on the delivery of the share award, including reserving for the Company call options and/or a right of first refusal in the event the Participant sells the shares received. The share award will be delivered to the Participant only if all legal, regulatory and Plan requirements have been fully satisfied. The share award will be delivered within 30 days after the end of the vesting period by transferring, without consideration, to the Participant shares issued within the limit of the Company's authorized capital or treasury shares. ix. restrictions on the transfer of shares There are no restrictions on the transfer of our shares acquired by participants through options granted under the grant program. However, the Board of Directors may, in its sole discretion, impose terms and/or conditions precedent to the exercise of the options and impose restrictions on the transfer of shares acquired through exercise of the options, and may grant us call options or rights of first refusal in the event the Participant sells those shares, until the end of the applicable period and/or satisfaction of the applicable conditions. x. criteria and events that, once they occur, will result in the suspension, amendment or termination of the Plan The Plan became effective on the date it was approved by the Company's Shareholders' Meeting and may be suspended, amended or terminated at any time, (a) by resolution of the Company's Shareholders' Meeting or Board of Directors; (b) upon cancellation of the Company's registration as a publicly held company; (c) upon cessation of trading in the Company's shares on the over-the-counter market, an organized market or a stock exchange; (d) as a result of corporate reorganizations; or (e) upon the dissolution or liquidation of the Company, whichever occurs first. xi. effects of an administrator's departure from the issuer's bodies on rights under the equity- based compensation plan If a participant voluntarily resigns, on the participant's own initiative and for any reason, before the end of the vesting period, the participant will automatically lose, without prior notice or compensation, the right to receive the share award. In the event of dismissal without cause, the participant may be entitled to receive an amount prorated for the period worked (pro rata), subject to authorization by the Board of Directors. If the participant's termination is initiated by the Company and is for cause, the participant will automatically lose, without prior notice or compensation, the right to receive the Share Award. In the event of the participant's death or permanent disability, the amount in Brazilian currency equivalent to the share award will be paid in full directly to the participant (in the event of permanent disability) or to the participant's heirs and/or beneficiaries (in the event of death) within 18 (eighteen) months after the date on which the permanent disability or death, as applicable, is duly officially established by the competent authority under applicable law. Any exceptions to the treatment applicable in the event of termination will be subject to review and resolution by the Board of Directors. 8.5 Equity-based compensation (Stock purchase options)

Justification for not completing the table: The Company did not grant any stock purchase options to its Administrators, and the Company's Administrators did not exercise any stock purchase options during the current fiscal year or the last three fiscal years because the Company does not have a stock purchase option plan. 8.6 Granting of stock purchase options The Company has not granted any stock purchase options to its Administrators; no stock purchase options have been exercised by the Company's Administrators during the last three fiscal years, and none are expected to be exercised during the current fiscal year. 8.7 Outstanding options There were no outstanding options held by the Company's Administrators at the end of the last fiscal year. 8.8 Options exercised and shares delivered Not applicable because no stock purchase options were exercised by the Company's Administrators during the last three fiscal years, as the Company does not have a stock purchase option plan. 8.9 Potential dilution from the grant of shares Delivery of shares does not result in dilution if all shares are granted to the beneficiaries because only treasury shares are delivered.

8.10 Granting of shares Share grants expected for the current fiscal year (2027) Board of Directors Statutory Executive Board Total number of members 9.00 2.00 Number of compensated members 0.00 0.00 Data da outorga N/A N/A Number of shares granted (A) 0 0 Maximum period for delivery of shares N/A N/A Transfer restriction period for shares N/A N/A Fair value of shares on the grant date (B) N/A N/A Number of shares granted multiplied by the fair value of shares on the grant date (A x B) N/A N/A Share grants for the fiscal year ended June 30, 2026 Board of Directors Statutory Executive Board Total number of members 9.00 2.00 Number of compensated members 0.00 0.00 Data da outorga N/A N/A Number of shares granted (A) 0 0 Maximum period for delivery of shares N/A N/A Transfer restriction period for shares N/A N/A Fair value of shares on the grant date (B) N/A N/A Number of shares granted multiplied by the fair value of shares on the grant date (A x B) N/A N/A

Share grants for the fiscal year ended June 30, 2025 Board of Directors Statutory Executive Board Total number of members 9.00 2.00 Number of compensated members 0.00 0.00 Data da outorga N/A N/A Number of shares granted (A) 0 0 Maximum period for delivery of shares N/A N/A Transfer restriction period for shares N/A N/A Fair value of shares on the grant date (B) N/A N/A Number of shares granted multiplied by the fair value of shares on the grant date (A x B) N/A N/A Share grants for the fiscal year ended June 30, 2024 Board of Directors Statutory Executive Board Total number of members 9.00 2.00 Number of compensated members 0.00 0.00 Data da outorga N/A N/A Number of shares granted (A) 0 0 Maximum period for delivery of shares N/A N/A Transfer restriction period for shares N/A N/A Fair value of shares on the grant date (B) N/A N/A Number of shares granted multiplied by the fair value of shares on the grant date (A x B) N/A N/A * During the fiscal years 2026, 2025 and 2024, no shares were granted. With respect to ILTI Program No. 3, whose vesting period ended on June 30, 2026, during the period the Company elected not to implement the grant previously contemplated under the Equity-Based Long-Term Incentive Plan, and any future grant remains under consideration by the Board of Directors. The number of shares granted is stated net of charges paid by the Company.

8.11 Shares Delivered

Fiscal year: June 30, 2026

	Board of Directors	Statutory Executive Board	Fiscal Council
N° total de membros	9.00	2.00	3.00
N° de membros remunerados	0.00	0.00	0.00
Number of shares	0	0	0
Weighted average purchase price	0.00	0.00	0.00
Weighted average market price of acquired shares	0.00	0.00	0.00
Total acquired shares multiplied by the difference between the weighted average purchase price and the weighted average market price of acquired shares	0.00	0.00	0.00
Explanation	The Board of Directors receives no equity-based compensation.	The Statutory Executive Board received no equity-based compensation in 2026.	The Fiscal Council receives no equity-based compensation.

Fiscal year: June 30, 2025

	Board of Directors	Statutory Executive Board	Fiscal Council
N° total de membros	9.00	2.00	3.00
N° de membros remunerados	0.00	0.00	0.00
Number of shares	0	0	0
Weighted average purchase price	0.00	0.00	0.00
Weighted average market price of acquired shares	0.00	0.00	0.00
Total acquired shares multiplied by the difference between the weighted average purchase price and the weighted average market price of acquired shares	0.00	0.00	0.00
Explanation	The Board of Directors receives no equity-based compensation.	The Statutory Executive Board received no equity-based compensation in 2025.	The Fiscal Council receives no equity-based compensation.

Fiscal year: June 30, 2024

	Board of Directors	Statutory Executive Board	Fiscal Council
N° total de membros	9.00	2.00	3.00
N° de membros remunerados	0.00	0.00	0.00
Number of shares	0	0	0
Weighted average purchase price	0.00	0.00	0.00
Weighted average market price of acquired	0.00	0.00	0.00

shares Total acquired shares multiplied by the difference between the weighted average purchase price and the weighted average market price of acquired shares 0.00 0.00 0.00 Explanation The Board of Directors receives no equity-based compensation. The Statutory Executive Board received no equity- based compensation in 2024. The Fiscal Council receives no equity-based compensation. 8.12 Pricing of shares/options (a) pricing model; The Company uses the ILTI model and, once certain key financial and strategic performance indicators of the Company ("KPIs") have been duly achieved, the Company will deliver to the Participant, free of charge, the equivalent number of Shares based on a price per Share of R$ 24.00 less the per-Share value of dividends declared by the Company during the vesting period, in an amount in Brazilian currency net of taxes. (b) data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and risk-free interest rate; Once certain KPIs established in the program have been duly achieved, the Company has undertaken to deliver to the signing Participant, free of charge, on the Delivery Date—that is, after the vesting period— the equivalent number of Shares based on a price per Share of R$ 24.00 less the per-Share value of dividends declared by the Company during the vesting period, in an amount in Brazilian currency net of taxes equivalent to 50% to 125% (Multiple) of the Base Award (Share Award). (c) method used and assumptions made to incorporate the expected effects of early exercise; The amount in Brazilian currency equivalent to the maximum potential number of Shares to be delivered to the Participant will be paid to the Participant within 30 days after the date of the relevant corporate transaction, and the ILTI Program will terminate if control of the Company is acquired, as provided by applicable regulations, during the vesting period. For purposes of calculating the amount payable to the Participant, the sale price of the Share in the transaction will be used. The party that assumes control of the Company will have discretion to decide whether to implement a new equity-based long-term incentive plan. For purposes of this condition, any corporate reorganizations of the economic group or acquisition of control of the Company will be subject to applicable regulations. (d) method for determining expected volatility; and Not applicable. (e) whether any other characteristic of the option was incorporated into the measurement of its fair value All relevant criteria and assumptions were indicated in the items above. 8.13 Holdings by body The holdings of shares, quotas and other convertible securities held directly or indirectly by the Administrators and fiscal council members, grouped by body, as of the end of the last fiscal year, are set forth below: Securities – Fiscal year ended June 30, 2026 Common shares ADRs backed by Share issued by the Company Company-issued shares Shares Board of Directors 17.084.720 19.075.305* 0 Diretoria 210.174 0 0 Fiscal Council 0 0 0 *Totaling 36,160,025, as disclosed in the securities form for June 2026. 8.14 Pension plans Not applicable because the Company does not offer pension plans to members of the Board of Directors or the Executive Board.

8.15 Minimum, average and maximum compensation (annual amounts)									
	Statutory Executive Board			Board of Directors			Fiscal Council		
	06/30/2026	06/30/2025	30/06/2024	06/30/2026	06/30/2025	30/06/2024	06/30/2026	06/30/2025	30/06/2024
Nº de membros	2.00	2.00	2.00	9.00	9.00	9.00	3.00	3.00	3.00
Nº de membros remunerados	2.00	2.00	2.00	9.00	9.00	9.00	3.00	3.00	3.00
Highest Actual compensation	3.947.546,06	3.956.936,61	3.545.543,89	3.018.620.00	2.878.234.00	2.780.002,70	128.892,69	122.584,53	116.270,53
Lowest Actual compensation	2.999.900,76	2.569.306,60	2.855.283,54	432.918.00	382.196.00	369.163,11	128.892,69	122.584,53	116.270,53
Average compensation Actual	3.473.723,41	3.263.121,60	3.200.413,72	1.053.488,15	974.810,67	935.034,11	128.892,69	122.584,53	116.270,53

Notes and explanations

	Statutory Executive Board	
	Note	Explanation
06/30/2026	For purposes of calculating the lowest annual compensation, Statutory Executive Board members who held office for less than 12 months were disregarded, as provided in CVM/SEP Annual Circular Letter 2026. 1. Highest compensation: The highest actual annual individual compensation received, considering all members; the member receiving the highest compensation served on the body for 12 months. 2. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 3. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period.	
06/30/2025	For purposes of calculating the lowest annual compensation, Statutory Executive Board members who held office for less than 12 months were disregarded, as provided in CVM/SEP Annual Circular Letter 2024.

4. Highest compensation: The highest actual annual individual compensation received, considering all members; the member receiving the highest compensation served on the body for 12 months. 5. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 6. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period. 30/06/2024 For purposes of calculating the lowest annual compensation, Statutory Executive Board members who held office for less than 12 months, as provided in CVM/SEP Annual Circular Letter 2023. 1. Highest compensation: The highest actual annual individual compensation received, considering all members, and the member receiving the highest compensation served on the body for 12 months. 2. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 3. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period. Board of Directors Note Explanation 06/30/2026 For purposes of calculating the lowest annual compensation, Board of Directors members who held office for less than 12 months were disregarded, as provided in CVM/SEP Annual Circular Letter 2026. 1. Highest compensation: The highest actual annual individual compensation received, considering all members; the member receiving the highest compensation served on the body for 12 months. 2. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 3. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period. 06/30/2025 For purposes of calculating the lowest annual compensation, Board of Directors members who held office for less than 12 months were disregarded, as provided in CVM/SEP Annual Circular Letter 2024. 4. Highest compensation: The highest actual annual individual compensation received, considering all members; the member receiving the highest compensation served on the body for 12 months. 5. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 6. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period. 30/06/2024 For purposes of calculating the lowest annual compensation, Board of Directors members who held office for less than 12 months, as provided in CVM/SEP Annual Circular Letter 2023. 1. Highest compensation: The highest actual annual individual compensation received, considering all members, and the member receiving the highest compensation served on the body for 12 months. 2. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 3. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period. Fiscal Council Note Explanation 06/30/2026 For purposes of calculating the lowest annual compensation, Fiscal Council members who held office for less than 12 months were disregarded, as provided in CVM/SEP Annual Circular Letter 2026. 1. Highest compensation: The highest actual annual individual compensation received, considering all members; the member receiving the highest compensation served on the body for 12 months. 2. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 3. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period. 06/30/2025 For purposes of calculating the lowest annual compensation, Fiscal Council members who held office for less than 12 months were disregarded, as provided in CVM/SEP Annual Circular Letter 2024. 4. Highest compensation: The highest actual annual individual compensation received, considering all members; the member receiving the highest compensation served on the body for 12 months. 5. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 6. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period. 30/06/2024 For purposes of calculating the lowest annual compensation, Fiscal Council members who held office for less than 12 months, as provided in CVM/SEP Annual Circular Letter 2023. 1. Highest compensation: The highest actual annual individual compensation received, considering all members, and the member receiving the highest compensation served on the body for 12 months. 2. Lowest compensation: The lowest actual annual individual compensation received, including only members who served on the body for 12 months and excluding those who served for a shorter period. 3. Average compensation: Total compensation paid divided by the reported number of compensated members during the relevant period.

Compensation/indemnification mechanisms The Company has no contractual arrangements, insurance policies or other instruments establishing compensation or indemnification mechanisms for Administrators in the event of removal from office or retirement. 8.17 Percentage of related parties in compensation Not applicable because the Company does not have controlling shareholders. 8.18 Compensation - Other functions Not applicable because none of the members of the Board of Directors, Executive Board or Fiscal Council were compensated during the last three fiscal years, or will be compensated during the current fiscal year, for functions other than those they hold. 8.19 Compensation recognized by controlling/controlled companies There were no amounts paid during the last three fiscal years, and there are none for the current fiscal year, as compensation to members of our Board of Directors, Fiscal Council or Statutory Executive Board recognized in the results of companies under common control and/or our subsidiaries. In addition, the Company does not have a controlling shareholder. 8.20 Other relevant information There is no other relevant information.

ANNEX IV – PROTOCOL AND JUSTIFICATION

PROTOCOL AND JUSTIFICATION OF THE MERGER OF AGRIFIRMA AGRO LTDA. INTO BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS entered into by and between AGRIFIRMA AGRO LTDA. as the Merged Entity and BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS as the Surviving Entity São Paulo, September 14, 2026

PROTOCOL AND JUSTIFICATION OF THE MERGER OF AGRIFIRMA AGRO LTDA. INTO BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS By this protocol and justification (the "Protocol and Justification"), the following parties: (i) AGRIFIRMA AGRO LTDA., a limited liability company, with its registered office in the City of São Paulo, State of São Paulo, at Avenida Rebouças, 2942, 6th floor, suite 2, Pinheiros, ZIP Code 05.402-500, enrolled with the Corporate Taxpayer Registration (CNPJ/MF) of the Ministry of Finance under No. 09.288.977/0001-20, with its organizational documents filed with the São Paulo State Board of Trade (JUCESP) under Company Registration (NIRE) No. 35.232.260.566, represented herein in accordance with its Articles of Association (the "Merged Entity"); and (ii) BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, a publicly-held corporation, with its registered office in the City of São Paulo, State of São Paulo, at Avenida Rebouças, 2942, 6th floor, Pinheiros, ZIP Code 05.402-500, enrolled with the Corporate Taxpayer Registration (CNPJ/MF) under No. 07.628.528/0001-59, with its organizational documents filed with the São Paulo State Board of Trade (JUCESP) under Company Registration (NIRE) No. 35.300.326.237, represented herein in accordance with its Bylaws (the "Surviving Entity"). (The Merged Entity and the Surviving Entity are collectively referred to below as the "Parties" and individually as a "Party"). WHEREAS: I. The Surviving Entity is a publicly-held corporation that holds 100% (one hundred percent) of the quotas issued by the Merged Entity; II. The management bodies of the Merged Entity and the Surviving Entity have concluded that integrating the activities conducted by the Merged Entity into the Surviving Entity will result in greater optimization of their operations, as further detailed below; III. The Parties understand that the merger of the Merged Entity's net assets into the Surviving Entity represents the most efficient structure for integrating their activities; The Parties, having conducted and completed the studies for the merger of the Merged Entity into the Surviving Entity, and in accordance with the provisions of Articles 223 through 227 of Law No. 6,404, of December 15, 1976, as amended (the "Brazilian Corporate Law"), in conjunction with Articles 1,116 and 1,118 of Law No. 10,406/2002, as amended (the "Brazilian Civil Code"), HEREBY RESOLVE to enter into this Protocol and Justification in accordance with the following terms and conditions: 1. General Terms and Justification

1.1. Purpose. The purpose of this Protocol and Justification is to establish the terms and conditions governing the merger of the Merged Entity into the Surviving Entity, pursuant to Articles 223 through 227 of the Brazilian Corporate Law in conjunction with Articles 1,116 and 1,118 of the Brazilian Civil Code (the "Merger"). 1.2. Transaction. As a result of the Merger, the Merged Entity will be absorbed by the Surviving Entity, which will succeed to all of its rights and obligations, with the consequent dissolution of the Merged Entity. 1.3. Justification. Because the Parties executing this Protocol and Justification are companies belonging to the same economic group, the Merger serves the interests of the companies and their respective quotaholders and/or shareholders, as it seeks to simplify the Group's corporate structure, with the resulting optimization and reduction of operating costs, elimination of redundancies and inefficiencies in the efficient allocation of resources and personnel, and unlocking of value associated with the management and organization of the Parties. 1.4. Interest in the Transaction and Benefits to the Parties. The Merger is in the interests of the Parties because it will enable the assets and liabilities of the Merged Entity and the Surviving Entity to be reorganized and utilized more efficiently, while maintaining their general business standards and direction. In addition, the Merger will provide the Parties with the administrative, economic, and financial benefits described in Item 1.3 above. 2. Capital Stock of the Parties Before the Merger 2.1. Current Capital Stock Composition of the Surviving Entity. The Surviving Entity is a publicly-held corporation whose shares are traded on the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão ("B3"). As of this date, the Surviving Entity's capital stock is R$ 1.587.987.665,07 (one billion, five hundred eighty-seven million, nine hundred eighty-seven thousand, six hundred sixty-five reais and seven centavos), divided into 102.683.444 (one hundred two million, six hundred eighty-three thousand, four hundred forty-four) registered, book- entry common shares with no par value, held by its shareholders in the following proportions: Shareholders Common Shares Percentage (%) Cresud S.A.C.I.F Y A 35.138.225 34,22 Charles River Capital 9.651.606 9,40 Kopernik Global Investors, LLC 6.993.800 6,81 Elie Horn 6.098.269 5,94 Treasury 3.067.987 2,99 Other Shareholders 41.733.557 40,64 Total 102.683.444 100,00

2.2. Current Capital Stock Composition of the Merged Entity. The subscribed and paid-in capital stock of the Merged Entity is R$ 145.404.506,00 (one hundred forty-five million, four hundred four thousand, five hundred six reais), divided into 145.404.506 (one hundred forty-five million, four hundred four thousand, five hundred six) quotas, each with a par value of R$ 1,00 (one real), all of which are held by the Surviving Entity as of this date. 3. Valuation of Net Assets 3.1. Base Balance Sheet. The balance sheet of the Merged Entity prepared as of June 30, 2026 (the "Base Date") served as the basis for the Merger and was prepared in accordance with the accounting practices adopted in Brazil, containing all elements necessary and sufficient for the Merger (the "Base Balance Sheet"). 3.2. Assigned Value. Based on the Base Balance Sheet, the value of the Merged Entity's net assets as of the Base Date is R$ 150.388.000,00 (one hundred fifty million, three hundred eighty- eight thousand reais). 3.3. Appraisal Firm. Pursuant to Article 226 of the Brazilian Corporate Law, Athros Auditores Independentes, a professional services firm established in the city of Santo André, State of São Paulo, with its registered office at Av. Portugal, 41, 6th floor, Centro, ZIP Code 09040-010, enrolled with the Corporate Taxpayer Registration (CNPJ/MF) under No. 03.208.310/0001-94 and registered with the São Paulo State Regional Accounting Council under No. 2SP020432/O-4 (the "Appraisal Firm"), was engaged to appraise and determine the items comprising the Merged Entity's assets to be absorbed as a result of the Merger (the "Appraisal Report"). 3.3.1. The appointment of the Appraisal Firm to appraise the Merged Entity's net assets shall be ratified by the members of the Board of Directors of the Surviving Entity, as well as by the quotaholders and/or shareholders of the Merged Entity and the Surviving Entity. 3.3.2. The Appraisal Firm represented that it: (i) does not directly or indirectly own any security or derivative referenced to any security issued by the Surviving Entity; (ii) has no conflict of interest that would impair the independence required to perform its duties; and (iii) has not been subject to any limitation imposed by the controlling persons or officers of the Merged Entity or the Surviving Entity on the performance of the necessary work. The Appraisal Firm was selected for the work described herein because it has an independent position in Brazil's national valuation advisory market, provides valuation expertise, and is considered one of Brazil's leading accounting firms specializing in audit and advisory services. 1.1. Accounting Valuation of the Assets. The criterion adopted to value the assets of the Merged Entity to be transferred in the Merger is the book value of the Merged Entity's net assets, determined in accordance with the accounting practices adopted in Brazil, as shown in the books and accounting records of the Merged Entity. 1.2. Appraisal Report. The result of the valuation of the assets of the Merged Entity to be absorbed as a result of the Merger as of the Base Date is set forth in the Appraisal Report prepared by the Appraisal Firm and attached as ANNEX A to this Protocol and Justification, which will be submitted for approval by the quotaholders of the Merged Entity and the shareholders of the Surviving Entity. 1.3. Changes in Net Assets. The Surviving Entity shall assume, absorb, and bear all changes in the net assets relating to the Merged Entity occurring between the Base Date and the Effective Date of the Merger. 4. Effects of the Merger 4.1. Assets, Rights, and Obligations. As of the Effective Date of the Merger, all assets, rights, and obligations of the Merged Entity, representing the Merged Entity's assets and liabilities, will be fully absorbed by the Surviving Entity. 4.2. No Increase in Capital Stock. Because the Surviving Entity holds all quotas issued by the Merged Entity, and considering that such investment is properly reflected in the Surviving Entity's financial statements, the Merger will not result in an increase in the Surviving Entity's capital stock. 4.3. Dissolution of the Merged Entity. As a consequence of the Merger, the Merged Entity will be dissolved pursuant to Article 227, paragraph 3, of the Brazilian Corporate Law in conjunction with Articles 1,116 and 1,118 of the Brazilian Civil Code. 4.4. Appraisal Rights and Appraisal under Article 264. Because all quotas issued by the Merged Entity are held by the Surviving Entity, no appraisal rights will be exercised as a result of the Merger. The shareholders of the Surviving Entity will not be entitled to appraisal rights as a result of the Merger, pursuant to the Brazilian Corporate Law. The appraisal referred to in Article 264 of the Brazilian Corporate Law is waived because there are no shareholders in the Merged Entity other than the Surviving Entity. 5. Corporate Approvals 5.1. Effectiveness of the Merger. The effectiveness of the Merger is subject to approval by the Surviving Entity, in its capacity as the sole quotaholder of the Merged Entity, and by the shareholders of the Surviving Entity at a General Meeting, as applicable, of: (i) this Protocol and Justification; (ii) the ratification of the appointment and engagement of the Appraisal Firm, as an independent specialized firm responsible for preparing the Appraisal Report in connection with the Merger; (iii) the Appraisal Report; (iv) the Merger; and (v) the ratification of all acts already taken by the officers of the Parties, as well as authorization for them to take all other actions necessary to implement and formalize the Merger. 5.2. Approvals. The Merger will not be subject to submission to, or approval by, any Brazilian or foreign authority, including, without limitation, regulatory or antitrust approvals. 6. General Provisions

6.1. Effectiveness of the Merger. The Merger will become effective, for all purposes, on October 31, 2026 (the "Effective Date"), provided that the corporate approvals referred to in Item 5.1 above have been obtained by such date (inclusive). 6.2. Liability and Succession. As of the Effective Date, the Surviving Entity will succeed to the Merged Entity with respect to all assets, rights, and obligations comprising the Merged Entity's estate, without interruption, pursuant to Articles 224 through 227 of the Brazilian Corporate Law in conjunction with Articles 1,116 and 1,118 of the Brazilian Civil Code. 6.3. Recording of Succession. Once the Merger has been implemented, the management of the Surviving Entity will be responsible for making all filings and registrations and taking any actions necessary for the proper regularization, formalization, and effectiveness of the Merger and the matters set forth in this Protocol and Justification, including actions subsequent to the Merger, such as deregistering the Merged Entity with governmental authorities, including the competent federal, state, and municipal offices, as well as retaining the respective accounting books for the statutory period. 6.4. Amendment. This Protocol and Justification may be amended only in writing with the approval of all Parties. 6.5. Invalid Provisions. If any term, provision, or condition of this Protocol and Justification is held to be invalid, the remaining terms, provisions, and conditions not affected by such invalidity will remain valid and in full force and effect. 6.6. Assignment. The assignment of any rights or obligations agreed to in this Protocol and Justification is prohibited without the prior express written consent of each Party. 6.7. Calculation of Time Periods. The time periods set forth in this Protocol and Justification will be calculated in accordance with the Brazilian Civil Code. 6.8. Enforcement Instrument. This Protocol and Justification, signed in the presence of the two witnesses below, will constitute an extrajudicial enforcement instrument under the Code of Civil Procedure for all legal purposes, and the Parties hereby acknowledge that, regardless of any other available remedies, the obligations assumed under this Protocol and Justification are subject to specific performance pursuant to the Code of Civil Procedure. 6.9. Annexes. The annexes to this Protocol and Justification are an integral and inseparable part hereof. 6.10. Management Recommendation. In view of the foregoing, the management bodies of the Parties believe that the Merger serves the interests of the Parties and their respective quotaholders, and therefore recommend its implementation. 6.11. Governing Law. This Protocol and Justification will be governed by, construed, and enforced in accordance with the laws in force in the Federative Republic of Brazil.

6.12. Jurisdiction. The Parties elect the courts of the Judicial District of the City of São Paulo, State of São Paulo, to the exclusion of any other, however privileged it may be, as the proper forum to resolve any doubts and matters arising from this Protocol and Justification. 6.13. Electronic Execution. The Parties agree that this Protocol and Justification was executed electronically without electronic certificates issued by the Brazilian Public Key Infrastructure ("ICP- Brasil"), as permitted by Article 10, paragraph 2, of Provisional Measure 2.200-2. For the avoidance of doubt, the Parties agree that this Protocol and Justification will be presumed authentic and genuine, and consent to, authorize, accept, and recognize as valid any means of proving the authorship of the signatories to the Protocol and Justification through their respective electronic signatures on the Protocol and Justification, even if not through electronic certificates issued by ICP-Brasil, as permitted by Article 10, paragraph 2, of Provisional Measure 2.200-2, it being understood that any electronic record will be sufficient to establish the truthfulness, authenticity, integrity, validity, and effectiveness of the Protocol and Justification and its terms, as well as the Parties' respective commitment to its terms. AND, BEING IN AGREEMENT AND BOUND BY THESE TERMS, the Parties enter into this Protocol and Justification in the presence of two witnesses. São Paulo, September 14, 2026. [Remainder of this page intentionally left blank. Signature page follows]

(Signature page to the Protocol and Justification of the Merger of Agrifirma Agro Ltda. into Brasilagro – Companhia Brasileira de Propriedades Agrícolas, entered into on September 14, 2026) Parties: AGRIFIRMA AGRO LTDA. Name: Title: Name: Title: BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Name: Title: Name: Title: Witnesses: Name: Individual Taxpayer Registration (CPF/MF): Name: Individual Taxpayer Registration (CPF/MF):

ANNEX A to the Protocol and Justification of the Merger of Agrifirma Agro Ltda. into Brasilagro – Companhia Brasileira de Propriedades Agrícolas, entered into on September 14, 2026 Appraisal Report [The Appraisal Report follows on the next page] [Remainder of this page intentionally left blank]

Transformando
Conhecimento em Resultados

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS.

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Transformando
Conhecimento em Resultados

AsA.198/2026

SUMÁRIO

1. Dados da firma de auditoria....................1
2. Objetivo da avaliação....................2
3. Responsabilidade da administração sobre as informações contábeis....................2
4. Alcance dos trabalhos e responsabilidade do auditor independente....................2
5. Conclusão....................3
Anexo A....................5
Anexo B....................7

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria
D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

30 ANOS ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Aos
Quotistas e Acionistas da

AGRIFIRMA AGRO LTDA.
Av. Rebouças 2942, 6º andar – Pinheiros
São Paulo – SP
CEP 05402-500

e

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS.

Av. Rebouças, 2942, 6º andar – Pinheiros
São Paulo - SP
CEP 05402-500

1. DADOS DA FIRMA DE AUDITORIA

ATHROS AUDITORES INDEPENDENTES, sociedade de profissionais estabelecida na cidade de Santo André, Estado de São Paulo, com sede na Av. Portugal, 41, 6º andar, Centro, CEP 09040-010, inscrita no Cadastro Nacional de Pessoa Jurídica (CNPJ) do Ministério da Fazenda sob o nº 03.208.310/0001-94 e com inscrição no Conselho Regional de Contabilidade (CRC) do Estado de São Paulo sob o n° 2SP020432/O-4, representada pelo seu sócio infra-assinado Sr. Pedro Cesar da Silva, brasileiro, casado, contador, portador da Cédula de Identidade RG nº18.905.364-1/SSP-SP, inscrito no CPF/MF sob o nº 076.298.238-19 e no Conselho Regional de Contabilidade (CRC) do Estado de São Paulo sob o nº 1SP187369/O-8, residente e domiciliado nesta capital do Estado de São Paulo, com escritório no mesmo endereço comercial da sociedade, cuja indicação como perita avaliadora foi ratificada pelos quotistas da **AGRIFIRMA AGRO LTDA.** ("**AGRIFIRMA**"), inscrita no CNPJ sob o nº09.288.977/0001-20 e dos acionistas da **BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS** ("**BRASILAGRO**"), inscrita no CNPJ sob nº07.628.528/0001-59, para proceder à avaliação do acervo líquido formados pelos ativos e passivos da **AGRIFIRMA**, resumidos no **ANEXO A**, registrados de acordo com as práticas contábeis adotadas no Brasil, para os fins de incorporação da **AGRIFIRMA** pela **BRASILAGRO**, apresenta a seguir o resultado de seus trabalhos.

1

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

30 ANOS ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

2. OBJETIVO DA AVALIAÇÃO

O laudo de avaliação do acervo líquido da **AGRIFIRMA** apurado por meio dos livros contábeis em 30 de junho de 2026 (“Data Base”).

O presente laudo de avaliação tem por objetivo fundamentar a incorporação da **AGRIFIRMA** com versão do acervo líquido para a empresa **BRASILAGRO**, para os fins e com fundamento nos artigos 226° e 227° da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”) e no artigo 1.117° da Lei nº 10.406, de 10 de janeiro de 2002, conforme alterada (“Código Civil”).

3. RESPONSABILIDADE DA ADMINISTRAÇÃO SOBRE AS INFORMAÇÕES CONTÁBEIS

A administração da **AGRIFIRMA** é responsável pela escrituração dos livros e elaboração de informações contábeis de acordo com as práticas contábeis adotadas no Brasil, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de tais informações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro. O resumo das principais práticas contábeis adotadas pela **AGRIFIRMA** está descrito no **ANEXO B** do laudo de avaliação.

4. ALCANCE DOS TRABALHOS E RESPONSABILIDADE DO AUDITOR INDEPENDENTE

Nossa responsabilidade é a de expressar uma conclusão sobre o acervo líquido da **AGRIFIRMA** apurado por meio dos livros contábeis na Data Base, com base nos trabalhos conduzidos de acordo com o Comunicado Técnico CTG 2002, aprovado pelo Conselho Federal de Contabilidade (CFC), que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial.

Assim, efetuamos o exame do referido balanço patrimonial da **AGRIFIRMA** de acordo com as normas brasileiras e internacionais de auditoria, que requerem o cumprimento de exigências éticas pelo auditor e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que o acervo líquido contábil apurado para a elaboração de nosso laudo de avaliação está livre de distorção relevante.

2

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10°, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Uma auditoria envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no acervo líquido, independentemente se causada por fraude ou erro.

Nessa avaliação de riscos, o auditor considera os controles internos relevantes para a elaboração do balanço patrimonial da **AGRIFIRMA** para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas, não para fins de expressar uma opinião sobre a efetividade desses controles internos da **AGRIFIRMA**. Uma auditoria inclui, também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa conclusão.

5. CONCLUSÃO

Os bens, direitos e obrigações que compõem o patrimônio da **AGRIFIRMA** a ser vertido para a **BRASILAGRO** foram avaliados, na Data Base, segundo os critérios contábeis de avaliação, previstos nos artigos 183° e 184° da Lei das Sociedades por Ações.

Com base nos trabalhos efetuados, concluímos que o valor do acervo líquido formado pelos ativos e passivos da **AGRIFIRMA**, corresponde, na Data Base, a **R$150.388** (cento e cinquenta milhões, trezentos e oitenta e oito mil reais), conforme demonstrado no **ANEXO A**, de acordo com as práticas contábeis adotadas no Brasil, apresentado em milhares de reais.

E, por estar de acordo com os dados informados e apurados neste LAUDO DE AVALIAÇÃO CONTÁBIL, obtidos nos livros fiscais, contábeis, e demais procedimentos julgados necessários para a apuração do valor contábil total do patrimônio líquido da **AGRIFIRMA** para fins de sua incorporação pela **BRASILAGRO**, firmamos o presente em 6 (seis) vias, para todos os efeitos legais.

3

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10°, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando
Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

São partes integrantes deste laudo os seguintes anexos:

Descrição
Anexo A – Balanço Patrimonial da Agrifirma Agro Ltda. de 30 de junho de 2026. Anexo B – Principais práticas contábeis

Santo André, 03 de setembro de 2026.

Athros Auditores Independentes
CRC 2SP020432/O-4

pedro.silva@athros.com.br
D4Sign
Pedro Cesar da Silva
Assinado

Pedro Cesar da Silva
CRC 1SP187369/O-8

4

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO A

AGRIFIRMA AGRO LTDA.

BALANÇO PATRIMONIAL LEVANTADO EM 30 DE JUNHO DE 2026
(VALORES EXPRESSOS EM MILHARES DE REAIS)

Ativos	Notas	Saldo Contábil 30/06/2026
Circulante		
Circulante		
Caixa e equivalentes de caixa	**2**	9.175
Títulos e valores mobiliários	**2**	16.353
Clientes	**3**	28.605
Estoques	**4**	33.530
Ativos biológicos	**5**	92.308
Impostos a recuperar e outros créditos	**6**	14.155
Total do ativo circulante		**194.126**
Não circulante		
Títulos e valores mobiliários restritos	**2**	10.072
Impostos a recuperar	**6**	15.410
Propriedades para investimento	**7**	20.711
Investimentos	**8**	212.168
Imobilizado	**9**	105.493
Direitos de uso	**10**	33.108
Total do realizável a longo prazo		**396.962**
Total do ativo		**591.088**

5

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO A

AGRIFIRMA AGRO LTDA.

BALANÇO PATRIMONIAL LEVANTADO EM 30 DE JUNHO DE 2026
(VALORES EXPRESSOS EM MILHARES DE REAIS)

Passivos	Notas	Saldo Contábil 30/06/2026
Circulante		
Circulante		
Fornecedores		11.011
Empréstimos e financiamentos	**11**	174.904
Obrigações trabalhistas		3.214
Tributos a pagar		252
Adiantamento de clientes		2.673
Arrendamentos a pagar	**12**	8.457
Total do passivo circulante		**200.511**
Não circulante		
Empréstimos e financiamentos	**11**	107.679
Arrendamentos a pagar	**12**	102.278
Tributos diferidos	**13**	11.573
Transações com partes relacionadas		17.337
Provisão para demandas judiciais		835
Outras obrigações		487
Total do passivo não circulante		**240.189**
Total do patrimônio líquido	**14**	**150.388**
Total do passivo e do patrimônio líquido		**591.088**

6

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10°, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

AGRIFIRMA AGRO LTDA.

PRINCIPAIS POLÍTICAS CONTÁBEIS

A **COMPANHIA** aplicou as políticas contábeis descritas abaixo de maneira consistente a todos os exercícios apresentados nestas demonstrações contábeis.

1. USO DE ESTIMATIVAS E JULGAMENTOS

Na preparação destas demonstrações contábeis, a Administração utilizou incertezas e premissas que afetam a aplicação das políticas contábeis e os valores reportados dos ativos, passivos, receitas e despesas. Os resultados reais podem divergir dessas estimativas.

As incertezas e premissas são revisadas de forma contínua. As revisões das estimativas são reconhecidas prospectivamente.

As informações sobre incertezas relacionadas a premissas e estimativas que possuem um risco significativo de resultar em um ajuste material nos saldos contábeis de ativos e passivos no próximo ano fiscal estão incluídos nos seguintes itens:

- Tributo a recuperar (perdas estimadas);
- Tributos diferidos;
- Contas a receber de clientes (perda estimada com crédito de liquidação duvidosa);
- Estoques (avaliado ao valor justo, menos a despesa de venda);
- Ativos biológicos (avaliado ao valor justo, menos a despesa de venda); e
- Provisão para demandas judiciais.

7

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

2. CAIXA E EQUIVALENTES DE CAIXA E TÍTULOS E VALORES MOBILIÁRIOS RESTRITOS

DESCRIÇÃO	TIPO DE CONTA	AGÊNCIA	CONTA	R$
Banco Itaú Unibanco S.A	Conta corrente	0912	00646-7	40
Banco Bradesco S.A	Conta corrente	03391	00006133-6	24
Banco do Brasil S.A	Conta corrente	3336-7	7220-6	15
Caixa Econômica Federal	Conta corrente	4280	000577218493-4	9
XP Investimentos **(a)**	Aplicação financeria	-	5743919	9.087
XP Investimentos **(b)**	Aplicação financeria	-	5743919	16.353
Banco do Nordeste do Brasil S.A **(c)**	Aplicação financeria	193	4112-0	10.072
TOTAL				**35.600**
Ativo circulante				25.528
Ativo não circulante				10.072
TOTAL				**35.600**

(a) Indexados a 99% do CDI - Certificado de depósito interbancário. Os títulos consistem em Compromissada.

(b) O montante de R$16.353 corresponde a Letra Financeira do Tesouro.

(c) O montante de R$10.072 apresentado no ativo não circulante, foi dado em garantia do financiamento junto ao respectivo banco e deve ser mantido até o fim da vigência dos contratos.

3. CLIENTES

Os principais clientes correspondem a valores a receber pela venda de mercadorias e serviços prestados no decurso normal das atividades.

DESCRIÇÃO	SALDO 30/06/26
Venda de cana de açúcar	9.868
Venda de grãos	8.018
Arrendamentos e alugueis	9.943
Outros	776
TOTAL	**28.605**

8

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

4. ESTOQUES

Os produtos agrícolas provenientes dos ativos biológicos são mensurados ao valor justo menos as despesas de venda no ponto da colheita, quando são transferidos do grupo de ativo biológico para o grupo de estoques.

Os estoques de sementes, adubos, fertilizantes, defensivos agrícolas, combustíveis, lubrificantes, almoxarifado e materiais diversos foram avaliados pelo custo médio de aquisição.

DESCRIÇÃO	SALDO 30/06/26
Cana	8.515
Grãos	11.389
Insumos	13.306
Outros	320
TOTAL	33.530

5. ATIVOS BIOLÓGICOS

Os ativos biológicos correspondem, substancialmente, às culturas de milho e cana-de-açúcar. Os mesmos são mensurados pelo valor justo menos as despesas de venda.

DESCRIÇÃO	SALDO 30/06/26
Milho	1.102
Cana de açucar	91.206
TOTAL	92.308

Gastos com plantio e tratos culturais estão substancialmente representados pelos gastos incorridos com a formação das safras tais como: sementes, fertilizantes, defensivos agrícolas, depreciação e mão-de-obra aplicada nas culturas.

9

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

6. IMPOSTOS A RECUPERAR E OUTROS CRÉDITOS

O saldo de impostos a recuperar pela **COMPANHIA** está apresentado abaixo:

DESCRIÇÃO	SALDO 30/06/26
IRRF	1.516
PIS/COFINS	10.252
ICMS	3.947
Saldo negativo IR/CS	9.480
Adiantamento a fornecedores	4.221
Outros	149
TOTAL	**29.565**
Ativo circulante	14.155
Ativo não circulante	15.410
TOTAL	**29.565**

7. PROPRIEDADES PARA INVESTIMENTO

Edifícios, benfeitorias e aberturas de áreas em propriedades para investimento são avaliados pelo seu custo histórico menos a depreciação acumulada.

DESCRIÇÃO	CUSTO	DEPRECIAÇÃO ACUMULADA	SALDO 30/06/26
Edifícios e benfeitorias	17.420	(2.733)	14.687
Abertura de área	32.395	(26.662)	5.733
Obras em andamento	398	(107)	291
TOTAL	**50.213**	**(29.502)**	**20.711**

8. INVESTIMENTOS

Os investimentos em controladas são contabilizados com base no método da equivalência patrimonial. Atualmente a **COMPANHIA** detém 100% de quotas sobre o capital de suas controladas.

DESCRIÇÃO	PARTICIPAÇÃO (%)	SALDO 30/06/26
Agrifirma Bahia Agropecuária Ltda.	100	144.168
Companhia Agricola Novo Horizonte	100	68.000
TOTAL		**212.168**

10

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

9. IMOBILIZADO

O imobilizado é mensurado pelo seu custo histórico, menos depreciação acumulada. O custo histórico inclui os gastos diretamente atribuíveis à aquisição dos itens.

Os custos subsequentes são incluídos no valor contábil do ativo ou reconhecidos como um ativo separado, conforme apropriado, somente quando for provável que benefícios econômicos futuros associados ao item fluirão para a **COMPANHIA**. Todos os outros custos de reparos e manutenções são lançados em contrapartida ao resultado do exercício, quando incorridos.

DESCRIÇÃO	CUSTO	DEPRECIAÇÃO ACUMULADA	SALDO 30/06/26	TAXA %
Cultura Permanente	200.738	(113.326)	**87.412**	20
Veículos e Máquinas Agrícolas	25.187	(14.795)	**10.392**	7
Equipamentos e Instalações	8.272	(1.269)	**7.003**	7
Móveis e utensílios	1.058	(437)	**621**	10
Equipamentos de Informática	156	(91)	**65**	20
TOTAL	**235.411**	**(129.918)**	**105.493**	

10. DIREITOS DE USO

Os ativos de direito de uso são reconhecidos na data de início do arrendamento (ou seja, na data em que o ativo subjacente está disponível para uso). Os ativos de direito de uso são mensurados ao custo, deduzidos de qualquer depreciação acumulada e perdas por redução ao valor recuperável, e ajustados por qualquer nova remensuração dos passivos de arrendamento.

DESCRIÇÃO	CUSTO	DEPRECIAÇÃO ACUMULADA	SALDO 30/06/26
Terra, edifícios e benfeitorias	93.016	(61.087)	**31.929**
Veículos e Máquinas Agrícolas	11.246	(10.067)	**1.179**
TOTAL	**104.262**	**(71.154)**	**33.108**

11

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

11. EMPRÉSTIMOS E FINANCIAMENTOS

Os financiamentos são reconhecidos, inicialmente, pelo valor justo, líquido dos custos incorridos na transação e são, subsequentemente, mensurados pelo custo amortizado.

DESCRIÇÃO	SALDO 30/06/26
Banco do Nordeste do Brasil S. A.	107.328
Banco do Brasil S.A	104.525
Banco Santander S.A	70.730
TOTAL	**282.583**
Circulante	174.904
Não circulante	107.679
TOTAL	**282.583**

12. ARRENDAMENTOS A PAGAR

A **COMPANHIA** reconhece os passivos de arrendamento mensurados pelo valor presente dos pagamentos do arrendamento a serem realizados durante o prazo do arrendamento.

DESCRIÇÃO	SALDO 30/06/26
Canavial - Parceria III	72.950
Arrendamentos operacionais – CPC 06/IFRS 16	37.785
TOTAL	**110.735**
Circulante	8.457
Não circulante	102.278
TOTAL	**110.735**

12

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

13. TRIBUTOS DIFERIDOS

O imposto de renda e a contribuição social diferidos são calculados sobre os prejuízos fiscais do imposto de renda, a base negativa de contribuição social e as correspondentes diferenças temporárias entre as bases de cálculo do imposto sobre ativos e passivos e os valores contábeis das demonstrações financeiras. As alíquotas desses impostos, definidas atualmente para a determinação desses créditos diferidos são de 25% para o imposto de renda e 9% para a contribuição social.

DESCRIÇÃO	SALDO 30/06/26
Ativo	
Prejuízos fiscais	9.311
Arrendamentos a pagar (CPC 06/IFRS 16)	5.524
Ajuste a valor presente e outras provisões	15.676
Perdas esperadas	437
Outras contas a pagar	420
	31.368
Passivo	
Ativos biológicos	1.005
Custos de transações	447
Diferenças temporárias relacionadas ao ativo imobilizado	1.756
Depreciação acelerada de bens destinados à atividade rural	39.733
	42.941
TRIBUTOS DIFERIDOS LÍQUIDOS	**(11.573)**

14. PATRIMÔNIO LÍQUIDO

a. Capital social

O capital totalmente subscrito e integralizado em 30 de junho de 2026 é de R$ 145.405 representado por 145.405 quotas no valor nominal igual a R$1,00 (um real) cada uma, para os sócios Brasil Agro - Companhia Brasileira de Propriedades Agrícolas e André Guillaumon.

DESCRIÇÃO	30 DE JUNHO DE 2026	
	MILHARES DE REAIS (R$)	QUANTIDADE DE QUOTAS
Brasil Agro - Companhia Brasileira de Propriedades Agrícolas S.A.	145.405	145.405
André Guillaumon	-	-
TOTAL	**145.405**	**145.405**

13

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Transformando
Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

b. Reserva de capital

As Reservas de Capital, cujo montante é de R$3.694, são constituídas de valores recebidos pela **COMPANHIA** e que não transitam pelo Resultado como receitas, por se referirem a valores destinados a reforço de seu capital, sem terem como contrapartidas qualquer esforço da **EMPRESA** em termos de entrega de bens ou de prestação de serviços.

c. Reservas de lucro

As Reservas de Lucro, cujo montante é de R$1.289, são compostos por lucros e prejuízos incorridos ao longo de tempo.

14

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Integridade certificada no padrão ICP-BRASIL 17 páginas - Datas e horários baseados em Brasília, Brasil Sincronizado com o NTP.br e Observatório Nacional (ON) Certificado de assinaturas gerado em 03 de September de 2026, 16:00:37 A82 - Laudo de Avaliação do Acervo Líquido - Agrifirma pdf Código do documento 3de207f1-90aa-4c99-887b-e1b12431757d Assinaturas Pedro Cesar da Silva pedro.silva@athros.com.br Assinou Eventos do documento 03 Sep 2026, 15:03:14 Documento 3de207f1-90aa-4c99-887b-e1b12431757d criado por PEDRO CESAR DA SILVA (ce8d5071- e985-4991-9abf-5c4f04dcf3c2). Email:adm@athros.com.br. - DATE_ATOM: 2026-09-03T15:03:14-03:00 03 Sep 2026, 15:06:18 Assinaturas iniciadas por PEDRO CESAR DA SILVA (ce8d5071-e985-4991-9abf-5c4f04dcf3c2). Email: adm@athros.com.br. - DATE_ATOM: 2026-09-03T15:06:18-03:00 03 Sep 2026, 15:59:39 PEDRO CESAR DA SILVA Assinou (db2bafe1-3c28-43bd-9179-edeacf70dde9) - Email: pedro.silva@athros.com.br - IP: 177.173.234.192 (177-173-234-192.user.vivozap.com.br porta: 24090) - Geolocalização: -8.135083746895232 -34.9190838862658 - Documento de identificação informado: 076.298.238-19 - DATE_ATOM: 2026-09-03T15:59:39-03:00 Hash do documento original (SHA256):0445209dc0c299aecec8baeceda7bf7aca57ce04c16812d45842647aede79771 (SHA512):afdc7d744ddc5f464280ccc76f3ceb98b30540e54e7830b6c0cf30d3649e34e05b7193e3b5b433d85c3e7cbc1c4a0a0cc029987e82b5f69e7d863cb3a6c915ea Esse log pertence única e exclusivamente aos documentos de HASH acima Esse documento está assinado e certificado pela D4Sign Assinaturas eletrônicas e físicas têm igual validade legal, conforme MP 2.200-2/2001 e Lei 14.063/2020.

ANNEX V – INFORMATION ON APPRAISERS

(Annex L to CVM Resolution No. 81/2022, pursuant to Article 25 of CVM Resolution No. 81/2022) 1. List the appraisal companies recommended by the Company's management The Company's management recommends engaging Athros Auditores Independentes, a professional services firm established in the city of Santo André, State of São Paulo, with its registered office at Av. Portugal, 41, 6th floor, Centro, ZIP Code 09040-010, enrolled with the Corporate Taxpayer Registration (CNPJ/MF) under No. 03.208.310/0001- 94 and registered with the Regional Accounting Council of the State of São Paulo under No. 2SP020432/O-4 ("Athros" or "Appraisal Firm") to prepare Agrifirma's book value appraisal report of shareholders' equity in connection with its merger into the Company. 2. Describe the qualifications of the recommended appraisers Annex V.2 to this Annex V contains a summary of the Appraisal Firm's qualifications. 3. Provide a copy of the engagement proposal and compensation terms of the recommended appraisers Annex V.2 to this Annex V contains the Appraisal Firm's engagement proposal and compensation terms. 4. Describe any relevant relationship existing during the past three (3) years between the recommended appraisers and parties related to the Company, as defined by the accounting rules addressing this matter Athros has declared that it has no direct or indirect interest in the companies involved or in the transaction, and that there are no relevant circumstances that could give rise to a conflict of interest. Athros has no investments in BrasilAgro or any company in the group, nor has it performed any other service for BrasilAgro during the past three (3) years, other than the accounting appraisal report for Agrifirma's merger into BrasilAgro.

ANNEX V.2 Qualifications of the appraisal company and engagement proposal and compensation of the appraisers [The appraisal company's qualifications and engagement proposal and compensation are on the next page] [Remainder of this page intentionally left blank]

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1 PRESTAÇÃO DE SERVIÇOS

Prezados Senhores, Temos o prazer de apresentar a V.Sas. nossa proposta para prestação de serviços profissionais relacionados com a emissão de Laudo de Avaliação a Valor Contábil para fins de suportar a incorporação da AGRIFIRMA AGRO LTDA. pela BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS. Data-base: 30 de junho de 2026. Agradecemos a presente oportunidade e desde já, permanecemos à disposição para prestar os esclarecimentos adicionais julgados necessários. Atenciosamente, ATHROS AUDITORES INDEPENDENTES | Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300 Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1 AUDITORIA BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS A/C.: SR. GUSTAVO LOPEZ PROPOSTA DE SERVIÇOS PROFISSIONAIS EMISSÃO DE LAUDO DE AVALIAÇÃO (VALOR CONTÁBIL) PARA FINS DE INCORPORAÇÃO

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300 Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1 Sumário 1. PRESENÇA GLOBAL 2. PRESENÇA NACIONAL 3. QUEM SOMOS 4. NOSSOS VALORES 5. NOSSA ESTRUTURA 6. POR QUE A ATHROS? 7. CLIENTES 8. ESCOPO DOS TRABALHOS 9. METODOLOGIA DE TRABALHO 10. RESTRIÇÕES PROFISSIONAIS 11. CRONOGRAMA 12. EQUIPE DA ATHROS A SER ENVOLVIDA NOS TRABALHOS 13. ESTIMATIVA DE HONORÁRIOS 14. DA BOA FÉ, DIREITO CONCORRENCIAL E CÓDIGO DE CONDUTA E ÉTICA DOS PARCEIROS COMERCIAIS 15. USO DA LOGOMARCA 16. CONFIDENCIALIDADE 17. RESCISÃO 18. LGPD 19. COAF 20. VALIDADE DA PROPOSTA 21. TERMO DE ACEITAÇÃO

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL

AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

1. PRESENÇA GLOBAL

Somos conscientes do cenário global, nos adaptamos à filosofia de cada país, ajudamos os clientes a desenvolver melhores estratégias de negócios para melhor compreender as oportunidades de mercado. Para tanto nos reunimos a um grupo de especialistas internacionais com conhecimento para gerar soluções cognitivas para nossos clientes.


Somos um grupo de especialistas internacionais reunidos com conhecimento para gerar soluções cognitivas para nossos clientes.
14 mil
Profissionais
115
Países
300
Escritórios
Parceiros
WORLD COMPLEXITY SCIENCE ACADEMY LATAM
MEMBER OF THE FORUM OF FIRMS
WORLD COMPLEXITY SCIENCE ACADEMY
United Nations Global Compact

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA
Transformando Conhecimento em Resultados
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

2. PRESENÇA NACIONAL

Visando contribuir para uma melhor administração dos negócios empresariais, a **ATHROS** atua desde 1996, prestando serviços estratégicos nas áreas de Auditoria, Consultoria, BPO e Treinamentos.

Em busca da melhor definição para nossas expectativas e projetos, a palavra **ATHROS** objetivou definir a nossa essência. O termo – que significa transmitir conhecimento e articular – sintetiza nossa filosofia de trabalho: transformando conhecimento em resultados.


+ 2.550
clientes atendidos em todo território nacional
Case de + 50 milhões
em recuperação de tributos para cliente
+ 6.375
Projetos entregues
+ 80
Especialistas

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas | Aud.Pr.046/2025 | 05 de maio de 2026

3. QUEM SOMOS

Em busca da melhor definição para nossas expectativas e projetos, a palavra **ATHROS** objetivou definir a nossa essência. O termo - que significa transmitir conhecimento e articular – sintetiza nossa filosofia de trabalho:

Transformando conhecimento em resultados!


CERTIFICAÇÕES E REGISTROS
EXIN Privacy & Data Protection FOUNDATION Certified by EXIN
EXIN Privacy & Data Protection LGPD ESSENTIALS Certified by EXIN
PQEC
CVM Comissão de Valores Mobiliários
IBRACON
CFC
CRCSP
CFC Cadastro Nacional de Peritos Contábeis (CNPC)
CREA
RICS
ibgc instituto brasileiro de governança corporativa
ICBR Instituto dos Contadores do Brasil
Nossos profissionais, colaboram com conteúdos para alguns veículos:
Valor Econômico
diário do comércio O JORNAL DIGITAL DO EMPREENDEDOR
Notícias Fiscais
Fórum empresarial: artigos técnicos mensais

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL
AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas | Aud.Pr.046/2025 | 05 de maio de 2026

4. NOSSOS VALORES

MISSÃO

Possibilitar aos clientes o alcance dos melhores resultados por meio de nossos serviços personalizados e de excelência.

VISÃO

Ser reconhecidos como uma das melhores empresas de Auditoria, Consultoria e Gestão, contribuindo para o sucesso dos nossos clientes.

VALORES

Nosso compromisso é oferecer atendimento personalizado, impulsionar o sucesso dos clientes com expertise, e manter relacionamentos baseados em confiança, integridade e profissionalismo.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas | Aud.Pr.046/2025 | 05 de maio de 2026

5. NOSSA ESTRUTURA


AUDITORIA
Qualificação, seriedade e experiência transformadas em efetividade de resultados
PLANEJAMENTO TRIBUTÁRIO, SOCIETÁRIO E SUCESSÓRIO
Excelência para traçar as melhores estratégias tributárias, societárias e sucessórias
CONSULTORIA TRIBUTÁRIA
Conhecimento que agrega valor e garante resultados com alto padrão de qualidade
BPO
Compromisso e dedicação no gerenciamento e execução dos processos contábeis, fiscais, trabalhistas e financeiros
TREINAMENTOS
Transmissão de conhecimento adquiridos ao longo de 30 anos de atuação
CONSULTORIA TRABALHISTA E PREVIDENCIÁRIA
Profissionalismo e compromisso para prestar assessoria completa na esfera Trabalhista/previdenciária
CONTROLE DE ATIVOS E AVALIAÇÕES
Realização de serviços complementares, visando a otimizar processos e resultados

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

6. POR QUE A ATHROS?

Nossa atuação é fundamentada em cinco pilares:


PILARES
PROFISSIONALISMO
Mais de 80 profissionais experientes, gabaritados e em constante aprimoramento técnico.
EXCELÊNCIA NO ATENDIMENTO
Relacionamento próximo ao cliente, aliado a sólidos conhecimentos nas diversas áreas de atuação.
COMPROMISSO
Trabalho de alta qualidade, entregue conforme o contratado, e com excelente custo-benefício.
EXPERIÊNCIA
Centenas de clientes satisfeitos, em mais de duas décadas de atuação.
RESULTADOS
Resultados efetivos, gerados através de comprometimento e know-how.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

7. CLIENTES

Alguns clientes atendidos:

ACRILEX
AGROICONE
ALPINO
brasilagro
COSTA BRASIL
Dínamo GRUPO
GMC Grupo Mercantil de Crédito S/A
GRSA
JAPAUTO
razac TRADING
swan ANALYTICAL INSTRUMENTS
T-GRÃO CARGO Terminal de Granéis S/A
Vulcabras|azaleia
WHEATON
Zürcher Kantonalbank

ASIAN DESK

Alipay
ANEST IWATA AirZap
CHANGAN
CITIZEN
DB
KISCO
LNTS
Marubeni
MGS FOODS
MIURA
muRata INNOVATOR IN ELECTRONICS
MSE
NIHON KOHDEN
SEIREN
SHIMANO
SOKON
vuteq
XCMG

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

8. ESCOPO DOS TRABALHOS

De acordo com a necessidade informada por V.Sa. a finalidade desse trabalho é a emissão de Laudo de Avaliação a Valor Contábil para fins de suportar a incorporação da **AGRIFIRMA AGRO LTDA.** pela **BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS**. Data-base: 30 de junho de 2026.

Considerando que a avaliação do acervo líquido será a valores contábeis, o laudo de avaliação terá como objetivo:

a) Certificar sobre a existência dos ativos e passivos;

b) Certificar sobre a razoabilidade da valorização do acervo líquido, aplicando as práticas contábeis adotados no Brasil.

Aplicaremos testes na extensão que julgarmos necessário para poder fazer as assertivas acima.

9. METODOLOGIA DE TRABALHO

A elaboração de laudo de avaliação contábil (ativos líquidos avaliados a valor contábil) requer a verificação da existência, da avaliação e da integridade dos ativos e dos passivos, cujo patrimônio líquido ou acervo líquido está sendo avaliado ao seu valor contábil. Assim, adotaremos procedimentos de auditoria para nos certificarmos quanto:

a) **Existência:** os ativos e os passivos que compõem o patrimônio líquido ou o acervo parcial existem na data do laudo;

b) **Avaliação:** esses ativos e passivos estão registrados e avaliados pelo seu valor contábil apropriado, de acordo com as práticas contábeis brasileiras, e com relação ao laudo elaborado para instituições financeiras e para outras entidades cuja prática contábil for diferente, devem observar as normas específicas do correspondente órgão regulador;

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

c) **Integridade:** não existem ativos ou passivos que não tenham sido apropriadamente registrados e considerados no laudo de avaliação; e

d) **Direitos e obrigações:** os ativos e os passivos registrados e considerado no laudo de avaliação pertencem à entidade.

Adotaremos os procedimentos previstos no Comunicado Técnico CTG 2002 de 12/2018 emitido pelo CFC-Conselho Federal de Contabilidade.

Informamos que é necessário que nos seja disponibilizado todas as informações relativas ao acervo líquido referentes a data base a ser definida, além de outras informações/documentos que julgarmos necessários durante o desenvolvimento dos trabalhos.

Como consequência dos exames descritos, elaboraremos o laudo de avaliação do acervo líquido a ser utilizado para fins de incorporação.

Cabe ressaltar que antes da emissão do referido laudo, solicitaremos uma "Carta de Responsabilidade da Administração", cujo objetivo é confirmar as informações e os dados que nos forem fornecidos, assim como as bases de preparação, apresentação e avaliação do acervo líquido submetido ao exame dos nossos trabalhos.

A referida carta deverá ser assinada pelos responsáveis (administradores) e contabilista da Empresa que está cedendo o acervo líquido.

10. RESTRIÇÕES PROFISSIONAIS

Por hipótese, caso sejam identificadas limitações relevantes na execução dos nossos trabalhos ao longo de sua execução, substituiremos a emissão do laudo de avaliação do acervo líquido contábil apurado por meio dos livros contábeis por uma carta justificando as razões de sua não emissão.

Cabe ressaltar que essa hipótese se aplica nos casos em que a limitação existente não for sanável e sua relevância for material no conjunto dos ativos e passivos sujeitos a emissão do laudo de avaliação.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL

AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

11. CRONOGRAMA

Nossos trabalhos serão programados detalhadamente e em comum acordo com V.Sa. após a aprovação dessa proposta com cronograma específico a ser definido e formalizado em conjunto e quaisquer alterações serão previamente discutidas e novamente formalizadas.

Em face das características intrínsecas aos nossos exames, seu desenvolvimento dar-se-á nas dependências da **ATHROS** ou da Administração da **BRASILAGRO**, sendo o livre acesso às informações e documentos pertinentes fundamental à sua execução.

O presente contrato terá vigência do dia **01 de junho de 2026** e permanecerá vigente até o dia **30 de setembro de 2026.**

12. EQUIPE DA ATHROS A SER ENVOLVIDA NOS TRABALHOS

Os trabalhos serão realizados sob a coordenação dos líderes de cada área de atuação da **ATHROS** e que se envolverão nos trabalhos:

- **PEDRO CESAR DA SILVA** é contador, auditor e advogado, pós-graduado em direito empresarial pela Pontifícia Universidade Católica – PUC, graduado em Ciências Contábeis pela Universidade São Judas Tadeu e em Direito pelo Instituto Municipal de Ensino de São Caetano do Sul (IMES), sócio da **ATHROS AUDITORIA E CONSULTORIA.**

- **RODRIGO SOLDATI OLIVA** é contador, auditor, pós-graduado em controladoria pela Fundação Escola de Comércio Alvares Penteado – FECAP, graduado em Ciências Contábeis pela Fundação Santo André, Membro do Grupo de Trabalho das Firmas de Auditoria de Pequeno e Médio Portes (FAPMP) do Ibracon - Instituto dos Auditores Independentes do Brasil, facilitador de cursos certificados pelo CRC na Academia Athros, já lecionou em cursos de graduação e pós-graduação na Universidade Brasil (Uniesp), Fundação Santo André e Universidade Municipal de São Caetano do Sul – USCS, sócio da auditoria da **ATHROS AUDITORIA E CONSULTORIA**.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

13. ESTIMATIVAS DE HONORÁRIOS

Nossos honorários são calculados com base nas taxas e no tempo requerido para a execução do trabalho considerando os diversos níveis de profissionais envolvidos.

DESCRIÇÃO	R$ HONORÁRIOS LÍQUIDOS DOS IMPOSTOS
LAUDO DE AVALIAÇÃO - INCORPORAÇÃO	R$18.000,00
2 (DUAS) PARCELAS DE	R$9.000,00
VENCIMENTO DA PRIMEIRA PARCELA	15DE JULHO DE 2026, DESDE QUE TENHA SIDO ENTREGUE À CONTRATANTE A RESPECTIVA NOTA FISCAL.
VENCIMENTO DAS DEMAIS PARCELAS	20DIAS APÓS A ENTREGA DA RESPECTIVA NOTA FISCAL À CONTRATANTE, O QUE DEVERÁ OCORRER APENAS APÓS A EMISSÃO DO LAUDO DE AVALIAÇÃO.

Os valores acima não incluem os impostos (ISS, PIS e COFINS). Estes impostos serão adicionados aos nossos honorários de acordo com as alíquotas determinadas pela legislação em vigor na época da cobrança. Portanto, caso ocorram alterações na legislação, nossos honorários serão reajustados de acordo, incluindo um ajuste final da base de cálculo.

Nossos honorários foram estimados prevendo ambiente normal de trabalho e considerando o atual volume de operações da **BRASILAGRO**. Calculados em virtude do tempo necessário à execução do trabalho e da categoria dos profissionais que executarão os serviços.

Para nos enquadrarmos adequadamente aos prazos previstos e tempos estimados, salientamos a necessidade de contar com a participação e cooperação de seus colaboradores no preparo de análises de contas, quadros, conciliações e demonstrativos que serão solicitados, bem como na localização de documentos e no fornecimento de informações necessárias aos nossos exames.

Esses trabalhos estão inseridos na rotina usual da Contabilidade e sua compilação, se feita pelos auditores externos, tomará tempo não previsto e pouco produtivo que redundará em desequilíbrio dos honorários propostos.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

Durante o transcorrer de nossos trabalhos, se forem identificados fatores que indiquem que a estimativa ora estabelecida não se confirme, discutiremos prontamente com V.Sa. as causas e sua necessidade de revisão. Se, porventura, esses fatores forem identificados somente após a conclusão de nossos trabalhos, também discutiremos prontamente as causas e, após o consentimento de V.Sa., faturaremos os honorários adicionais como complemento aos honorários originalmente propostos.

As horas acima estimadas serão empregadas em dias e horários comerciais. Caso seja necessário trabalharmos em dias e horários especiais, a quantidade de horas efetivamente incorridas será ajustada com base na atual legislação trabalhista (horas extras).

O atraso ou falta de pagamento de quaisquer das parcelas da remuneração proposta poderão implicar na suspensão imediata dos trabalhos, sem prejuízo da adoção das medidas de cobrança cabíveis à espécie.

Se não justificado antes da data de vencimento e caso haja atraso no pagamento de acordo com as datas pré-estabelecidas acima, sobre o valor devido em atraso incidirão juros de mora de 1% a.m. (um por cento ao mês) e multa de 0,5% (dois por cento) *pró-rata die*.

A responsabilidade máxima da **ATHROS AUDITORES INDEPENDENTES**, relacionada com os serviços descritos nessa proposta, será limitada ao montante total dos honorários ora contratados.

As despesas diretamente vinculadas à execução dos trabalhos não estão incluídas em nossos honorários, sendo cobertas diretamente pela **ATHROS AUDITORES INDEPENDENTES**, que solicitará reembolso por meio de notas de débito.

As referidas despesas são: estacionamento, quilometragem entre a **ATHROS** x **BRASILAGRO** x **ATHROS** limitada a R$1,80 por quilometro, refeições em horários extraordinários, passagens aéreas (se aplicável), hospedagem (se aplicável), correio e motoboy para retirada ou entrega de documentos entre **ATHROS** x **BRASILAGRO** x **ATHROS** relacionados aos trabalhos.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL

AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

Caso a **BRASILAGRO** prefira que a **ATHROS** administre essas despesas e coordene a emissão das passagens e reservas de hotel, entre outros, será cobrada, a título de administração, taxa de 20% do total das despesas. Nos casos em que houver custo de emissão de passagens aéreas e hospedagens pela **ATHROS** e a **BRASILAGRO** cancelar ou reagendar a visita, os custos dos mesmos serão de integral responsabilidade da **BRASILAGRO**, devendo o mesmo realizar o reembolso a **ATHROS**.

Caso serviços adicionais, não mencionados nesta carta proposta, sejam solicitados, levaremos ao vosso conhecimento, antes de iniciar o trabalho, o teor destes serviços e a base de cobrança para honorários adicionais.

14. DA BOA FÉ, DIREITO CONCORRENCIAL E CÓDIGO DE CONDUTA E ÉTICA DOS PARCEIROS COMERCIAIS

A **ATHROS** e a **BRASILAGRO** reconhecem que exerceram, a liberdade de contratar, observados os preceitos de ordem pública e em razão e nos limites da função social dessa proposta. Durante a negociação e a elaboração da presente proposta foram seguidos os princípios da boa-fé e da probidade, bem como os princípios da economicidade, razoabilidade e oportunidade, sendo que desta forma, nenhum abuso de direito poderá ser alegado, sob título algum.

Compromete-se a **ATHROS** a seguir os elevados princípios éticos, legais e regulamentares e cumprir as normas legais vigentes, na execução do objeto ora contratado, assim como a não pagar ou oferecer qualquer coisa de valor (seja como compensação, presente e/ou contribuição) a qualquer pessoa ou organização, particular e/ou governamental, desde que tais pagamentos sejam ou possam ser considerados ilegais ou duvidosos, mantendo o padrão de execução e desenvolvimento de seus produtos e serviços, no que diz respeito à obediência à legislação brasileira que reprime o abuso do poder econômico, admitindo-se como única responsável por qualquer ato que venha a ser considerado irregular.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1 BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026 | Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300 15. USO DA LOGOMARCA A BRASILAGRO expressamente autoriza, gratuitamente, o uso da sua marca (logomarca) pela ATHROS, para fins de identificá-los como clientes. Tal direito apenas poderá ser exercido pela ATHROS para o fim exclusivo de identificar a BRASILAGRO como cliente ou para materiais internos, não devendo em nenhuma hipótese transmitir a ideia de que há qualquer tipo de subordinação entre a BRASILAGRO e a ATHROS ou vice-versa, ou então, que sugira se tratar de um Grupo Empresarial. 16. CONFIDENCIALIDADE É inerente aos nossos padrões de ética manter sigilo sobre as informações que cheguem ao nosso conhecimento em decorrência de nossos serviços profissionais. Assim comprometemo-nos a observar as normas de confidencialidade, independência e conflito de interesses, aplicáveis a qualquer trabalho de auditoria independente, conforme definido pelas normas do Conselho Federal de Contabilidade (CFC). Informações relativas a BRASILAGRO ou qualquer de seus clientes, fornecedores, empregados ou outras, que sejam obtidas em consequência desta auditoria, serão tratadas como confidenciais. Nesse sentido, informamos que nossos profissionais estão plenamente esclarecidos sobre esse tema e assinaram termo de confidencialidade. 17. RESCISÃO Após a celebração da presente proposta, qualquer das partes poderá rescindi-la, desde que o faça de maneira escrita e inequívoca, devendo as partes assinar, no prazo máximo de 5 (cinco) dias, o correspondente termo de rescisão.

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

Caso a rescisão seja motivada pela **BRASILAGRO**, serão devidos os honorários com base nas horas incorridas, calculados com a taxa horaria vigente em nossa proposta de auditoria.

Caso a rescisão seja motivada pela **ATHROS,** eventuais adiantamentos de honorários, se existentes, serão devolvidos.

18. LGPD

Os itens a seguir dispõe-se a regular o tratamento dos dados pessoais pelas partes nos termos da Lei nº 13.709/2018 (Lei Geral de Proteção de Dados Pessoais ou LGPD), com a finalidade específica e limitada de realizar as atividades desta carta proposta. Neste sentido, a Auditoria Externa atuará única e exclusivamente como **OPERADORA**, processando os dados pessoais que lhe serão transmitidos pela Empresa, a qual, por sua vez, atuará na qualidade de **CONTROLADORA**, de acordo com as definições previstas na Lei Geral de Proteção de Dados Pessoais. As partes concordam que:

a) A **CONTROLADORA** é responsável pela legitimação de todos os dados pessoais dos titulares de dados que serão processados pela **OPERADORA**, inclusive aqueles cujo consentimento do titular seja necessário, respondendo pela exatidão destes dados, devendo, ainda, excluir dados pessoais sensíveis e informar a **OPERADORA** com relação às eventuais mudanças que possam vir a afetar os deveres do titular cujos dados estão sendo processados.

b) A **OPERADORA** não irá tratar quaisquer dados pessoais sem que estejam devidamente em consonância com o escopo desta carta proposta, salvo se exigido em decorrência de obrigação legal, mantendo os adequados registros das operações de tratamento de dados pessoais que realizem. As solicitações de atendimento aos direitos do titular dos dados pessoais, informadas pela **CONTROLADORA**, somente serão realizadas caso não conflitem com fundamentos legais independentes ou normas profissionais da **OPERADORA**.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL

AUDITORIA
Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

c) A **OPERADORA** confirma que adota medidas de segurança, técnicas e administrativas que visam proteger os dados pessoais de: a) acessos não autorizados, b) situações acidentais ou ilícitas, c) destruição, perda, alteração, comunicação ou qualquer forma de tratamento inadequado ou ilícito. A **OPERADORA** compromete-se a notificar a **CONTROLADORA**, seguindo os requerimentos da LGPD, da ocorrência de alguma situação que resulte no acesso não autorizado ou tratamento inadequado dos dados pessoais.

d) Após o término do presente Contrato, a **OPERADORA** poderá, deletar ou destruir todos os dados pessoais tratados para cumprimento do presente Contrato, ressalvados metodologias, ferramentas e papéis de trabalho e arquivos criados, os quais são mantidos com a **OPERADORA**, com base em fundamentos legais decorrentes das normas profissionais aplicáveis.

19. COAF

Conforme é de conhecimento de V.Sas., encontram-se em vigor diversas normas visando ao combate a crimes de lavagem de dinheiro e disposições afins, dentre elas as Leis nº 9.613/98 e 12.683/12.

Essas leis determinam que auditores, assessores, consultores contábeis, tributários e empresariais ficam obrigados a comunicar ao Conselho de Controle de Atividades Financeiras (COAF) acerca de quaisquer das circunstâncias mencionadas nas leis citadas e regulamentos aprovados pelo mesmo e/ou demais órgãos reguladores das atividades profissionais exercidas pela Auditoria Externa.

As partes obrigam-se a cumprir rigorosamente essas leis, bem como a Lei nº 12.846/2013 (“Lei Anticorrupção”).

Eventuais obrigações de comunicação a que a Auditoria Externa está sujeita nos termos das referidas leis, caso sejam necessárias de serem feitas, não constituem e não constituirão violação ao dever de sigilo profissional e/ou contratual, a que igualmente está sujeita a Auditoria Externa.

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

Docusign Envelope ID: B47A83F5-5C44-8DA4-8316-3E19237DFBC1

ATHROS auditoria e consultoria + SFAI GLOBAL | AUDITORIA Transformando Conhecimento em Resultados

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas Aud.Pr.046/2025 05 de maio de 2026

Da mesma forma, não constituem e não constituirão violação ao dever de sigilo profissional e/ou contratual, a disponibilização de nossos materiais de trabalho aos órgãos reguladores nacionais ou internacionais, responsáveis pela supervisão das atividades de empresas de auditoria.

20. VALIDADE DA PROPOSTA

Esta proposta tem o prazo de validade de 30 dias corridos, após a data de sua emissão.

21. TERMO DE ACEITAÇÃO

Com o objetivo de formalizar a aceitação da presente proposta, enviaremos e solicitamos a devolução da mesma assinada digitalmente via plataforma D4Sign.

DocuSigned by:
4629F7D3616F4E2...

ATHROS AUDITORES INDEPENDENTES

PEDRO CESAR DA SILVA

CRC 1SP187369/O-8

Assinado por: André Guillaumon
FB7E871A7984444...

Assinado por: GUSTAVO JAVIER LOPEZ
68F0DB4AADD14FC...

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

| Av. Portugal, 141 • 6º andar • Conj. 63 | Centro | Santo André | SP | CEP 09040-010 | +55 (11) 4435.7300

ANNEX VI – APPRAISAL REPORT

Transformando
Conhecimento em Resultados

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS.

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria
D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Transformando
Conhecimento em Resultados

AsA.198/2026

SUMÁRIO

1. Dados da firma de auditoria.......1
2. Objetivo da avaliação.......2
3. Responsabilidade da administração sobre as informações contábeis.......2
4. Alcance dos trabalhos e responsabilidade do auditor independente.......2
5. Conclusão.......3
Anexo A.......5
Anexo B.......7

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Aos
Quotistas e Acionistas da

AGRIFIRMA AGRO LTDA.
Av. Rebouças 2942, 6º andar – Pinheiros
São Paulo – SP
CEP 05402-500

e

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS.

Av. Rebouças, 2942, 6º andar – Pinheiros
São Paulo - SP
CEP 05402-500

1. DADOS DA FIRMA DE AUDITORIA

ATHROS AUDITORES INDEPENDENTES, sociedade de profissionais estabelecida na cidade de Santo André, Estado de São Paulo, com sede na Av. Portugal, 41, 6º andar, Centro, CEP 09040-010, inscrita no Cadastro Nacional de Pessoa Jurídica (CNPJ) do Ministério da Fazenda sob o nº 03.208.310/0001-94 e com inscrição no Conselho Regional de Contabilidade (CRC) do Estado de São Paulo sob o n° 2SP020432/O-4, representada pelo seu sócio infra-assinado Sr. Pedro Cesar da Silva, brasileiro, casado, contador, portador da Cédula de Identidade RG nº18.905.364-1/SSP-SP, inscrito no CPF/MF sob o nº 076.298.238-19 e no Conselho Regional de Contabilidade (CRC) do Estado de São Paulo sob o nº 1SP187369/O-8, residente e domiciliado nesta capital do Estado de São Paulo, com escritório no mesmo endereço comercial da sociedade, cuja indicação como perita avaliadora foi ratificada pelos quotistas da **AGRIFIRMA AGRO LTDA.** ("**AGRIFIRMA**"), inscrita no CNPJ sob o nº09.288.977/0001-20 e dos acionistas da **BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS** ("**BRASILAGRO**"), inscrita no CNPJ sob nº07.628.528/0001-59, para proceder à avaliação do acervo líquido formados pelos ativos e passivos da **AGRIFIRMA**, resumidos no **ANEXO A**, registrados de acordo com as práticas contábeis adotadas no Brasil, para os fins de incorporação da **AGRIFIRMA** pela **BRASILAGRO**, apresenta a seguir o resultado de seus trabalhos.

1

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

2. Objetivo da avaliação

O laudo de avaliação do acervo líquido da **Agrifirma** apurado por meio dos livros contábeis em 30 de junho de 2026 ("Data Base").

O presente laudo de avaliação tem por objetivo fundamentar a incorporação da **Agrifirma** com versão do acervo líquido para a empresa **Brasilagro**, para os fins e com fundamento nos artigos 226° e 227° da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada ("Lei das Sociedades por Ações") e no artigo 1.117° da Lei nº 10.406, de 10 de janeiro de 2002, conforme alterada ("Código Civil").

3. Responsabilidade da administração sobre as informações contábeis

A administração da **Agrifirma** é responsável pela escrituração dos livros e elaboração de informações contábeis de acordo com as práticas contábeis adotadas no Brasil, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de tais informações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro. O resumo das principais práticas contábeis adotadas pela **Agrifirma** está descrito no **Anexo B** do laudo de avaliação.

4. Alcance dos trabalhos e responsabilidade do auditor independente

Nossa responsabilidade é a de expressar uma conclusão sobre o acervo líquido da **Agrifirma** apurado por meio dos livros contábeis na Data Base, com base nos trabalhos conduzidos de acordo com o Comunicado Técnico CTG 2002, aprovado pelo Conselho Federal de Contabilidade (CFC), que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial.

Assim, efetuamos o exame do referido balanço patrimonial da **Agrifirma** de acordo com as normas brasileiras e internacionais de auditoria, que requerem o cumprimento de exigências éticas pelo auditor e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que o acervo líquido contábil apurado para a elaboração de nosso laudo de avaliação está livre de distorção relevante.

2

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Transformando
Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Uma auditoria envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no acervo líquido, independentemente se causada por fraude ou erro.

Nessa avaliação de riscos, o auditor considera os controles internos relevantes para a elaboração do balanço patrimonial da **AGRIFIRMA** para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas, não para fins de expressar uma opinião sobre a efetividade desses controles internos da **AGRIFIRMA**. Uma auditoria inclui, também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa conclusão.

5. CONCLUSÃO

Os bens, direitos e obrigações que compõem o patrimônio da **AGRIFIRMA** a ser vertido para a **BRASILAGRO** foram avaliados, na Data Base, segundo os critérios contábeis de avaliação, previstos nos artigos 183° e 184° da Lei das Sociedades por Ações.

Com base nos trabalhos efetuados, concluímos que o valor do acervo líquido formado pelos ativos e passivos da **AGRIFIRMA**, corresponde, na Data Base, a **R$150.388** (cento e cinquenta milhões, trezentos e oitenta e oito mil reais), conforme demonstrado no **ANEXO A**, de acordo com as práticas contábeis adotadas no Brasil, apresentado em milhares de reais.

E, por estar de acordo com os dados informados e apurados neste LAUDO DE AVALIAÇÃO CONTÁBIL, obtidos nos livros fiscais, contábeis, e demais procedimentos julgados necessários para a apuração do valor contábil total do patrimônio líquido da **AGRIFIRMA** para fins de sua incorporação pela **BRASILAGRO**, firmamos o presente em 6 (seis) vias, para todos os efeitos legais.

3

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10°, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

São partes integrantes deste laudo os seguintes anexos:

Descrição
Anexo A – Balanço Patrimonial da Agrifirma Agro Ltda. de 30 de junho de 2026. Anexo B – Principais práticas contábeis

Santo André, 03 de setembro de 2026.

Athros Auditores Independentes
CRC 2SP020432/O-4

pedro.silva@athros.com.br
D4Sign
Pedro Cesar da Silva
Assinado

Pedro Cesar da Silva
CRC 1SP187369/O-8

4

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10°, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO A

AGRIFIRMA AGRO LTDA.

BALANÇO PATRIMONIAL LEVANTADO EM 30 DE JUNHO DE 2026
(VALORES EXPRESSOS EM MILHARES DE REAIS)

Ativos	Notas	Saldo Contábil 30/06/2026
Circulante		
Circulante		
Caixa e equivalentes de caixa	2	9.175
Títulos e valores mobiliários	2	16.353
Clientes	3	28.605
Estoques	4	33.530
Ativos biológicos	5	92.308
Impostos a recuperar e outros créditos	6	14.155
Total do ativo circulante		**194.126**
Não circulante		
Títulos e valores mobiliários restritos	2	10.072
Impostos a recuperar	6	15.410
Propriedades para investimento	7	20.711
Investimentos	8	212.168
Imobilizado	9	105.493
Direitos de uso	10	33.108
Total do realizável a longo prazo		**396.962**
Total do ativo		**591.088**

5

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando
Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO A

AGRIFIRMA AGRO LTDA.

BALANÇO PATRIMONIAL LEVANTADO EM 30 DE JUNHO DE 2026
(VALORES EXPRESSOS EM MILHARES DE REAIS)

Passivos	Notas	Saldo Contábil 30/06/2026
Circulante		
Circulante		
Fornecedores		11.011
Empréstimos e financiamentos	**11**	174.904
Obrigações trabalhistas		3.214
Tributos a pagar		252
Adiantamento de clientes		2.673
Arrendamentos a pagar	**12**	8.457
Total do passivo circulante		**200.511**
Não circulante		
Empréstimos e financiamentos	**11**	107.679
Arrendamentos a pagar	**12**	102.278
Tributos diferidos	**13**	11.573
Transações com partes relacionadas		17.337
Provisão para demandas judiciais		835
Outras obrigações		487
Total do passivo não circulante		**240.189**
Total do patrimônio líquido	**14**	**150.388**
Total do passivo e do patrimônio líquido		**591.088**

6

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

AGRIFIRMA AGRO LTDA.

PRINCIPAIS POLÍTICAS CONTÁBEIS

A **COMPANHIA** aplicou as políticas contábeis descritas abaixo de maneira consistente a todos os exercícios apresentados nestas demonstrações contábeis.

1. USO DE ESTIMATIVAS E JULGAMENTOS

Na preparação destas demonstrações contábeis, a Administração utilizou incertezas e premissas que afetam a aplicação das políticas contábeis e os valores reportados dos ativos, passivos, receitas e despesas. Os resultados reais podem divergir dessas estimativas.

As incertezas e premissas são revisadas de forma contínua. As revisões das estimativas são reconhecidas prospectivamente.

As informações sobre incertezas relacionadas a premissas e estimativas que possuem um risco significativo de resultar em um ajuste material nos saldos contábeis de ativos e passivos no próximo ano fiscal estão incluídos nos seguintes itens:

- Tributo a recuperar (perdas estimadas);
- Tributos diferidos;
- Contas a receber de clientes (perda estimada com crédito de liquidação duvidosa);
- Estoques (avaliado ao valor justo, menos a despesa de venda);
- Ativos biológicos (avaliado ao valor justo, menos a despesa de venda); e
- Provisão para demandas judiciais.

7

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

2. CAIXA E EQUIVALENTES DE CAIXA E TÍTULOS E VALORES MOBILIÁRIOS RESTRITOS

DESCRIÇÃO	TIPO DE CONTA	AGÊNCIA	CONTA	R$
Banco Itaú Unibanco S.A	Conta corrente	0912	00646-7	40
Banco Bradesco S.A	Conta corrente	03391	00006133-6	24
Banco do Brasil S.A	Conta corrente	3336-7	7220-6	15
Caixa Econômica Federal	Conta corrente	4280	000577218493-4	9
XP Investimentos **(a)**	Aplicação financeria	-	5743919	9.087
XP Investimentos **(b)**	Aplicação financeria	-	5743919	16.353
Banco do Nordeste do Brasil S.A **(c)**	Aplicação financeria	193	4112-0	10.072
TOTAL				**35.600**
Ativo circulante				25.528
Ativo não circulante				10.072
TOTAL				**35.600**

(a) Indexados a 99% do CDI - Certificado de depósito interbancário. Os títulos consistem em Compromissada.

(b) O montante de R$16.353 corresponde a Letra Financeira do Tesouro.

(c) O montante de R$10.072 apresentado no ativo não circulante, foi dado em garantia do financiamento junto ao respectivo banco e deve ser mantido até o fim da vigência dos contratos.

3. CLIENTES

Os principais clientes correspondem a valores a receber pela venda de mercadorias e serviços prestados no decurso normal das atividades.

DESCRIÇÃO	SALDO 30/06/26
Venda de cana de açúcar	9.868
Venda de grãos	8.018
Arrendamentos e alugueis	9.943
Outros	776
TOTAL	**28.605**

8

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

4. Estoques

Os produtos agrícolas provenientes dos ativos biológicos são mensurados ao valor justo menos as despesas de venda no ponto da colheita, quando são transferidos do grupo de ativo biológico para o grupo de estoques.

Os estoques de sementes, adubos, fertilizantes, defensivos agrícolas, combustíveis, lubrificantes, almoxarifado e materiais diversos foram avaliados pelo custo médio de aquisição.

Descrição	Saldo 30/06/26
Cana	8.515
Grãos	11.389
Insumos	13.306
Outros	320
Total	**33.530**

5. Ativos biológicos

Os ativos biológicos correspondem, substancialmente, às culturas de milho e cana-de-açúcar. Os mesmos são mensurados pelo valor justo menos as despesas de venda.

Descrição	Saldo 30/06/26
Milho	1.102
Cana de açucar	91.206
Total	**92.308**

Gastos com plantio e tratos culturais estão substancialmente representados pelos gastos incorridos com a formação das safras tais como: sementes, fertilizantes, defensivos agrícolas, depreciação e mão-de-obra aplicada nas culturas.

9

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

6. IMPOSTOS A RECUPERAR E OUTROS CRÉDITOS

O saldo de impostos a recuperar pela **COMPANHIA** está apresentado abaixo:

DESCRIÇÃO	SALDO 30/06/26
IRRF	1.516
PIS/COFINS	10.252
ICMS	3.947
Saldo negativo IR/CS	9.480
Adiantamento a fornecedores	4.221
Outros	149
TOTAL	**29.565**
Ativo circulante	14.155
Ativo não circulante	15.410
TOTAL	**29.565**

7. PROPRIEDADES PARA INVESTIMENTO

Edifícios, benfeitorias e aberturas de áreas em propriedades para investimento são avaliados pelo seu custo histórico menos a depreciação acumulada.

DESCRIÇÃO	CUSTO	DEPRECIAÇÃO ACUMULADA	SALDO 30/06/26
Edifícios e benfeitorias	17.420	(2.733)	14.687
Abertura de área	32.395	(26.662)	5.733
Obras em andamento	398	(107)	291
TOTAL	**50.213**	**(29.502)**	**20.711**

8. INVESTIMENTOS

Os investimentos em controladas são contabilizados com base no método da equivalência patrimonial. Atualmente a **COMPANHIA** detém 100% de quotas sobre o capital de suas controladas.

DESCRIÇÃO	PARTICIPAÇÃO (%)	SALDO 30/06/26
Agrifirma Bahia Agropecuária Ltda.	100	144.168
Companhia Agricola Novo Horizonte	100	68.000
TOTAL		**212.168**

10

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

9. IMOBILIZADO

O imobilizado é mensurado pelo seu custo histórico, menos depreciação acumulada. O custo histórico inclui os gastos diretamente atribuíveis à aquisição dos itens.

Os custos subsequentes são incluídos no valor contábil do ativo ou reconhecidos como um ativo separado, conforme apropriado, somente quando for provável que benefícios econômicos futuros associados ao item fluirão para a **COMPANHIA**. Todos os outros custos de reparos e manutenções são lançados em contrapartida ao resultado do exercício, quando incorridos.

DESCRIÇÃO	CUSTO	DEPRECIAÇÃO ACUMULADA	SALDO 30/06/26	TAXA %
Cultura Permanente	200.738	(113.326)	**87.412**	20
Veículos e Máquinas Agrícolas	25.187	(14.795)	**10.392**	7
Equipamentos e Instalações	8.272	(1.269)	**7.003**	7
Móveis e utensílios	1.058	(437)	**621**	10
Equipamentos de Informática	156	(91)	**65**	20
TOTAL	**235.411**	**(129.918)**	**105.493**	

10. DIREITOS DE USO

Os ativos de direito de uso são reconhecidos na data de início do arrendamento (ou seja, na data em que o ativo subjacente está disponível para uso). Os ativos de direito de uso são mensurados ao custo, deduzidos de qualquer depreciação acumulada e perdas por redução ao valor recuperável, e ajustados por qualquer nova remensuração dos passivos de arrendamento.

DESCRIÇÃO	CUSTO	DEPRECIAÇÃO ACUMULADA	SALDO 30/06/26
Terra, edifícios e benfeitorias	93.016	(61.087)	**31.929**
Veículos e Máquinas Agrícolas	11.246	(10.067)	**1.179**
TOTAL	**104.262**	**(71.154)**	**33.108**

11

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

11. EMPRÉSTIMOS E FINANCIAMENTOS

Os financiamentos são reconhecidos, inicialmente, pelo valor justo, líquido dos custos incorridos na transação e são, subsequentemente, mensurados pelo custo amortizado.

DESCRIÇÃO	SALDO 30/06/26
Banco do Nordeste do Brasil S. A.	107.328
Banco do Brasil S.A	104.525
Banco Santander S.A	70.730
TOTAL	**282.583**
Circulante	174.904
Não circulante	107.679
TOTAL	**282.583**

12. ARRENDAMENTOS A PAGAR

A **COMPANHIA** reconhece os passivos de arrendamento mensurados pelo valor presente dos pagamentos do arrendamento a serem realizados durante o prazo do arrendamento.

DESCRIÇÃO	SALDO 30/06/26
Canavial - Parceria III	72.950
Arrendamentos operacionais – CPC 06/IFRS 16	37.785
TOTAL	**110.735**
Circulante	8.457
Não circulante	102.278
TOTAL	**110.735**

12

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10°, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

13. Tributos diferidos

O imposto de renda e a contribuição social diferidos são calculados sobre os prejuízos fiscais do imposto de renda, a base negativa de contribuição social e as correspondentes diferenças temporárias entre as bases de cálculo do imposto sobre ativos e passivos e os valores contábeis das demonstrações financeiras. As alíquotas desses impostos, definidas atualmente para a determinação desses créditos diferidos são de 25% para o imposto de renda e 9% para a contribuição social.

Descrição	Saldo 30/06/26
Ativo	
Prejuízos fiscais	9.311
Arrendamentos a pagar (CPC 06/IFRS 16)	5.524
Ajuste a valor presente e outras provisões	15.676
Perdas esperadas	437
Outras contas a pagar	420
	31.368
Passivo	
Ativos biológicos	1.005
Custos de transações	447
Diferenças temporárias relacionadas ao ativo imobilizado	1.756
Depreciação acelerada de bens destinados à atividade rural	39.733
	42.941
Tributos Diferidos Líquidos	**(11.573)**

14. Patrimônio líquido

a. Capital social

O capital totalmente subscrito e integralizado em 30 de junho de 2026 é de R$ 145.405 representado por 145.405 quotas no valor nominal igual a R$1,00 (um real) cada uma, para os sócios Brasil Agro - Companhia Brasileira de Propriedades Agrícolas e André Guillaumon.

Descrição	30 de Junho de 2026	
	Milhares de Reais (R$)	Quantidade de Quotas
Brasil Agro - Companhia Brasileira de Propriedades Agrícolas S.A.	145.405	145.405
André Guillaumon	-	-
Total	**145.405**	**145.405**

13

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Transformando
Conhecimento em Resultados

**LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO**

ANEXO B

b. Reserva de capital

As Reservas de Capital, cujo montante é de R$3.694, são constituídas de valores recebidos pela **COMPANHIA** e que não transitam pelo Resultado como receitas, por se referirem a valores destinados a reforço de seu capital, sem terem como contrapartidas qualquer esforço da **EMPRESA** em termos de entrega de bens ou de prestação de serviços.

c. Reservas de lucro

As Reservas de Lucro, cujo montante é de R$1.289, são compostos por lucros e prejuízos incorridos ao longo de tempo.

14

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 3de207f1-90aa-4c99-887b-e1b12431757d - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Integridade certificada no padrão ICP-BRASIL 17 páginas - Datas e horários baseados em Brasília, Brasil Sincronizado com o NTP.br e Observatório Nacional (ON) Certificado de assinaturas gerado em 03 de September de 2026, 16:00:37 A82 - Laudo de Avaliação do Acervo Líquido - Agrifirma pdf Código do documento 3de207f1-90aa-4c99-887b-e1b12431757d Assinaturas Pedro Cesar da Silva pedro.silva@athros.com.br Assinou Eventos do documento 03 Sep 2026, 15:03:14 Documento 3de207f1-90aa-4c99-887b-e1b12431757d criado por PEDRO CESAR DA SILVA (ce8d5071- e985-4991-9abf-5c4f04dcf3c2). Email:adm@athros.com.br. - DATE_ATOM: 2026-09-03T15:03:14-03:00 03 Sep 2026, 15:06:18 Assinaturas iniciadas por PEDRO CESAR DA SILVA (ce8d5071-e985-4991-9abf-5c4f04dcf3c2). Email: adm@athros.com.br. - DATE_ATOM: 2026-09-03T15:06:18-03:00 03 Sep 2026, 15:59:39 PEDRO CESAR DA SILVA Assinou (db2bafe1-3c28-43bd-9179-edeacf70dde9) - Email: pedro.silva@athros.com.br - IP: 177.173.234.192 (177-173-234-192.user.vivozap.com.br porta: 24090) - Geolocalização: -8.135083746895232 -34.9190838862658 - Documento de identificação informado: 076.298.238-19 - DATE_ATOM: 2026-09-03T15:59:39-03:00 Hash do documento original (SHA256):0445209dc0c299aecec8baeceda7bf7aca57ce04c16812d45842647aede79771 (SHA512):afdc7d744ddc5f464280ccc76f3ceb98b30540e54e7830b6c0cf30d3649e34e05b7193e3b5b433d85c3e7cbc1c4a0a0cc029987e82b5f69e7d863cb3a6c915ea Esse log pertence única e exclusivamente aos documentos de HASH acima Esse documento está assinado e certificado pela D4Sign Assinaturas eletrônicas e físicas têm igual validade legal, conforme MP 2.200-2/2001 e Lei 14.063/2020.

30 ANOS | ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando
Conhecimento em Resultados

Agrifirma Agro Ltda.

Relatório dos Auditores Independentes Sobre as Demonstrações Contábeis em 30 de Junho de 2026

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Transformando
Conhecimento em Resultados

AsA.199/2026

SUMÁRIO

RELATÓRIO DOS AUDITORES INDEPENDENTES	**1 a 4**
DEMONSTRAÇÕES CONTÁBEIS	
Balanço Patrimonial - Ativo	**5**
Balanço Patrimonial - Passivo	**6**
Demonstração do Resultado dos Exercícios	**7**
Demonstração do Resultado Abrangente	**8**
Demonstração das Mutações do Patrimônio Líquido dos Exercícios	**9**
Demonstração dos Fluxos de Caixa	**10**
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES CONTÁBEIS	**11 a 45**

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE AS DEMONSTRAÇÕES CONTÁBEIS

Aos
Administradores e Quotistas da
AGRIFIRMA AGRO LTDA.

OPINIÃO

Examinamos as demonstrações contábeis individuais e consolidadas da **AGRIFIRMA AGRO LTDA**. (“**COMPANHIA**”) e suas controladas, que compreendem o balanço patrimonial individual e consolidado em 30 de junho de 2026 e as respectivas demonstrações individuais e consolidadas do resultado, do resultado abrangente, das mutações do patrimônio líquido e dos fluxos de caixa para o exercício findo nessa data, bem como as correspondentes notas explicativas, incluindo as políticas contábeis materiais e outras informações elucidativas.

Em nossa opinião, as demonstrações contábeis acima referidas apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da **AGRIFIRMA AGRO LTDA.** e suas controladas em 30 de junho de 2026, o desempenho de suas operações e os seus fluxos de caixa consolidados para o exercício findo nessa data, de acordo com as práticas contábeis adotadas no Brasil.

BASE PARA OPINIÃO

Nossa auditoria foi conduzida de acordo com as normas brasileiras e internacionais de auditoria. Nossas responsabilidades, em conformidade com tais normas, estão descritas na seção a seguir intitulada “Responsabilidades do auditor pela auditoria das demonstrações contábeis”. Somos independentes em relação à **COMPANHIA** e suas controladas, de acordo com os princípios éticos relevantes previstos no Código de Ética Profissional do Contador e nas normas profissionais emitidas pelo Conselho Federal de Contabilidade, e cumprimos com as demais responsabilidades éticas de acordo com essas normas. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa opinião.

OUTROS ASSUNTOS

AUDITORIA DOS VALORES CORRESPONDENTES AO EXERCÍCIO ANTERIOR

Os valores correspondentes ao exercício findo em 30 de junho de 2025, apresentados para fins de comparação, foram anteriormente por nós auditados onde emitimos relatório datado de 16 de outubro de 2025.

1
Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria
D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10°, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando
Conhecimento em Resultados

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE AS DEMONSTRAÇÕES CONTÁBEIS

RESPONSABILIDADES DA ADMINISTRAÇÃO E DA GOVERNANÇA PELAS DEMONSTRAÇÕES CONTÁBEIS INDIVIDUAIS E CONSOLIDADAS

A Administração é responsável pela elaboração e adequada apresentação das demonstrações contábeis individuais e consolidadas de acordo com as práticas contábeis adotadas no Brasil e pelos controles internos que ela determinou como necessários para permitir a elaboração de demonstrações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro.

Na elaboração das demonstrações contábeis individuais e consolidadas, a Administração é responsável pela avaliação da capacidade de a **COMPANHIA** continuar operando, divulgando, quando aplicável, os assuntos relacionados com a sua continuidade operacional e o uso dessa base contábil na elaboração das demonstrações individuais e contábeis, a não ser que a Administração pretenda liquidar a **COMPANHIA** e suas controladas ou cessar suas operações, ou não tenha nenhuma alternativa realista para evitar o encerramento das operações.

Os responsáveis pela governança da **COMPANHIA** e suas controladas são aqueles com responsabilidade pela supervisão do processo de elaboração das demonstrações contábeis.

RESPONSABILIDADES DO AUDITOR PELA AUDITORIA DAS DEMONSTRAÇÕES CONTÁBEIS INDIVIDUAIS E CONSOLIDADAS

Nossos objetivos são obter segurança razoável de que as demonstrações contábeis individuais e consolidadas, tomadas em conjunto, estão livres de distorção relevante, independentemente se causada por fraude ou erro, e emitir relatório de auditoria contendo nossa opinião. Segurança razoável é um alto nível de segurança, mas, não, uma garantia de que a auditoria realizada de acordo com as normas brasileiras e internacionais de auditoria sempre detectam as eventuais distorções relevantes existentes. As distorções podem ser decorrentes de fraude ou erro e são consideradas relevantes quando, individualmente ou em conjunto, possam influenciar, dentro de uma perspectiva razoável, as decisões econômicas dos usuários tomadas com base nas referidas demonstrações contábeis individuais e consolidadas.

Como parte da auditoria realizada de acordo com as normas brasileiras e internacionais de auditoria, exercemos julgamento profissional e mantemos ceticismo profissional ao longo da auditoria. Além disso:

2

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE AS DEMONSTRAÇÕES CONTÁBEIS

- Identificamos e avaliamos os riscos de distorção relevante nas demonstrações contábeis individuais e consolidadas, independentemente se causada por fraude ou erro, planejamos e executamos procedimentos de auditoria em resposta a tais riscos, bem como obtemos evidência de auditoria apropriada e suficiente para fundamentar nossa opinião. O risco de não detecção de distorção relevante resultante de fraude é maior do que o proveniente de erro, já que a fraude pode envolver o ato de burlar os controles internos, conluio, falsificação, omissão ou representações falsas intencionais.

- Obtemos entendimento dos controles internos relevantes para a auditoria para planejarmos procedimentos de auditoria apropriados nas circunstâncias, mas, não, com o objetivo de expressarmos opinião sobre a eficácia dos controles internos da **COMPANHIA** e suas controladas.

- Avaliamos a adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis e respectivas divulgações feitas pela Administração.

- Concluímos sobre a adequação do uso, pela Administração, da base contábil de continuidade operacional e, com base nas evidências de auditoria obtidas, se existe uma incerteza relevante em relação a eventos ou condições que possam levantar dúvida significativa em relação à capacidade de continuidade operacional da **COMPANHIA** e suas controladas. Se concluirmos que existe uma incerteza relevante, devemos chamar atenção em nosso relatório de auditoria para as respectivas divulgações nas demonstrações contábeis individuais e consolidadas ou incluir modificação em nossa opinião, se as divulgações forem inadequadas. Nossas conclusões estão fundamentadas nas evidências de auditoria obtidas até a data de nosso relatório. Todavia, eventos ou condições futuras podem levar a **COMPANHIA** e suas controladas a não mais se manterem em continuidade operacional.

- Avaliamos a apresentação geral, a estrutura e o conteúdo das demonstrações contábeis individuais e consolidadas, inclusive as divulgações, e se as demonstrações contábeis individuais e consolidadas representam as correspondentes transações e os eventos de maneira compatível com o objetivo de apresentação adequada.

- Obtemos evidência de auditoria apropriada e suficiente referente às informações financeiras das entidades ou atividades de negócio do grupo para expressar uma opinião sobre as demonstrações contábeis individuais e consolidadas. Somos responsáveis pela direção, supervisão e desempenho da auditoria do grupo e, consequentemente, pela opinião de auditoria.

3

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

ATHROS auditoria e consultoria + SFAI GLOBAL
Transformando Conhecimento em Resultados

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE AS DEMONSTRAÇÕES CONTÁBEIS

Comunicamo-nos com os responsáveis pela governança a respeito, entre outros aspectos, do alcance planejado, da época da auditoria e das constatações significativas de auditoria, inclusive as eventuais deficiências significativas nos controles internos que identificamos durante nossos trabalhos.

Fornecemos também aos responsáveis pela governança declaração de que cumprimos com as exigências éticas relevantes, incluindo os requisitos aplicáveis de independência, e comunicamos todos os eventuais relacionamentos ou assuntos que poderiam afetar, consideravelmente, nossa independência, incluindo, quando aplicável, as respectivas salvaguardas.

Dos assuntos que foram objeto de comunicação com os responsáveis pela governança, determinamos aqueles que foram considerados como mais significativos na auditoria das demonstrações contábeis do exercício corrente e que, dessa maneira, constituem os principais assuntos de auditoria. Descrevemos esses assuntos em nosso relatório de auditoria, a menos que lei ou regulamento tenha proibido divulgação pública do assunto, ou quando, em circunstâncias extremamente raras, determinarmos que o assunto não deve ser comunicado em nosso relatório porque as consequências adversas de tal comunicação podem, dentro de uma perspectiva razoável, superar os benefícios da comunicação para o interesse público.

SANTO ANDRÉ, 03 DE SETEMBRO DE 2026.

ATHROS AUDITORES INDEPENDENTES
CRC 2SP020432/O-4

rodrigo.oliva@athros.com.br
D4Sign
Rodrigo Soldati Oliva
Assinado

RODRIGO SOLDATI OLIVA
SÓCIO CONTADOR
CRC 1SP268153/O-7

juliano.morais@athros.com.br
D4Sign
Juliano Morais
Assinado

JULIANO MORAIS
SÓCIO CONTADOR
CRC 1SP269061/O-8

4

Av. Portugal, 141 • Sala 63 • Conj. 63
Centro | Santo André | SP
CEP 09040-010 | +55 (11) 4435.7300
contato@athros.com.br
athros.com.br
athrosauditoria
athrosauditoriaeconsultoria
athros-auditoria-e-consultoria
athrosauditoria

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Balanços patrimoniais
Exercícios findos em 30 de junho de 2026 e 2025
(Em milhares de reais)

Ativo	Nota	Controladora 2026	Controladora 2025	Consolidado 2026	Consolidado 2025
Circulante					
Caixa e equivalentes de caixa	4.1	9.175	23.644	27.129	35.071
Títulos e valores mobiliários	4.2	16.353	16.908	16.353	16.908
Clientes	5	28.605	39.330	36.370	87.586
Estoques	7	33.530	42.492	46.679	44.958
Ativos biológicos	8	92.308	87.248	97.306	102.594
Impostos a recuperar e outros créditos	6	14.155	6.703	14.414	9.662
		194.126	**216.325**	**238.251**	**296.779**
Não circulante					
Títulos e valores mobiliários restritos	4.2	10.072	-	10.072	-
Clientes	5	-	-	-	14.809
Impostos a recuperar	6	15.410	8.283	17.502	9.161
Tributos diferidos	16	-	-	25.967	16.722
Depósito judicial	23	-	67	-	67
		25.482	**8.350**	**53.541**	**40.759**
Propriedades para investimento	9	20.711	60.188	159.186	113.028
Investimentos	10	212.168	152.397	-	-
Imobilizado	11	105.493	93.281	117.905	103.594
Direitos de uso	12	33.108	13.043	78.299	64.811
		371.480	**318.909**	**355.390**	**281.433**
Total do ativo		**591.088**	**543.584**	**647.182**	**618.971**

As notas explicativas da Administração são parte integrante das informações financeiras.

5

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Balanços patrimoniais
Exercícios findos em 30 de junho de 2026 e 2025
(Em milhares de reais)

		Controladora		Consolidado	
Passivo e patrimônio líquido	**Nota**	**2026**	**2025**	**2026**	**2025**
Circulante					
Fornecedores		11.011	16.532	13.957	20.871
Empréstimos e financiamentos	15	174.904	123.397	175.268	139.832
Obrigações trabalhistas		3.214	3.002	3.480	3.180
Tributos a pagar	14	252	623	544	938
Adiantamento de clientes		2.673	4.959	2.680	6.082
Arrendamentos a pagar	13	8.457	10.467	14.321	16.035
Operações com derivativos		-	90	-	90
Transações com partes relacionadas	22	-	63.555	-	63.555
Outras obrigações		-	2.994	13	2.529
		200.511	**225.619**	**210.263**	**253.112**
Não circulante					
Empréstimos e financiamentos	15	107.679	16.485	118.259	27.513
Arrendamentos a pagar	13	102.278	81.678	150.094	133.224
Operações com derivativos		-	-	982	1.559
Tributos diferidos	16	11.573	15.745	-	-
Transações com partes relacionadas	22	17.337	934	15.328	441
Provisão para demandas judiciais	23	835	20	835	20
Outras obrigações		487	846	1.033	845
		240.189	**115.708**	**286.531**	**163.602**
Total do passivo		**440.700**	**341.327**	**496.794**	**416.714**
Patrimônio líquido					
Capital social	17.a	145.405	145.405	145.405	145.405
Reserva de capital	17.b	3.694	3.694	3.694	3.694
Reservas de lucro	17.c	1.289	53.158	1.289	53.158
Total do patrimônio líquido		**150.388**	**202.257**	**150.388**	**202.257**
Total do passivo e patrimônio líquido		**591.088**	**543.584**	**647.182**	**618.971**

As notas explicativas da Administração são parte integrante das informações financeiras.

6

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Demonstrações do resultado do exercício
Exercícios findos em 30 de junho de 2026 e 2025
(Em milhares de reais)

		Controladora		Consolidado	
	Nota	**2026**	**2025**	**2026**	**2025**
Receita líquida de vendas	19.a	212.581	277.472	250.794	296.947
Ganho com venda de fazenda	19.b	-	-	675	10.847
Movimentação de valor justo de ativos biológicos e produtos agrícolas	8	(1.046)	64.900	(4.649)	59.655
(Reversão) do valor recuperável de produtos agrícolas, após a colheita		638	(751)	534	(852)
Custo das vendas	20	(184.759)	(259.255)	(217.031)	(271.440)
Lucro bruto		**27.414**	**82.366**	**30.323**	**95.157**
Despesas com vendas	20	(6.470)	(5.528)	(11.430)	(6.596)
Despesas gerais e administrativas	20	(151)	(164)	(432)	(502)
Outras receitas (despesas) operacionais, líquidas		(2.368)	(938)	(2.053)	1.452
Resultado de equivalência patrimonial	10.a	(5.299)	7.413	-	-
Lucro operacional		**13.126**	**83.149**	**16.408**	**89.511**
Receitas financeiras	21	14.430	16.755	33.838	26.539
Despesas financeiras	21	(37.943)	(22.988)	(64.739)	(42.493)
Lucro (prejuízo) antes do imposto de renda e da contribuição social		**(10.387)**	**76.916**	**(14.493)**	**73.557**
Imposto de renda e contribuição social	16.2	1.518	(23.758)	5.624	(20.399)
Lucro (prejuízo) líquido do exercício		**(8.869)**	**53.158**	**(8.869)**	**53.158**

As notas explicativas da Administração são parte integrante das informações financeiras.

7

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Demonstrações do resultado abrangente
Exercícios findos em 30 de junho de 2026 e 2025
(Em milhares de reais)

	Controladora e Consolidado	
	2026	**2025**
Lucro (prejuízo) líquido do exercício	(8.869)	53.158
Total do resultado abrangente	**(8.869)**	**53.158**

As notas explicativas da Administração são parte integrante das informações financeiras.

8

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Demonstrações das mutações do patrimônio líquido
Exercícios findos em 30 de junho de 2026 e 2025
(Em milhares de reais)

	Capital social	Reserva de capital	Reservas de lucro	Lucros acumulados	Total do patrimônio líquido
Saldo em 30 de junho de 2024	**256.616**	**3.694**	**8.505**	**-**	**268.815**
Lucro líquido do exercício	-	-	-	53.158	53.158
Distribuição de lucros	-	-	(8.505)	-	(8.505)
Redução de capital	(111.211)	-	-	-	(111.211)
Constituição de reserva de lucros	-	-	53.158	(53.158)	-
Saldo em 30 de junho de 2025	**145.405**	**3.694**	**53.158**	**-**	**202.257**
Prejuízo líquido do exercício	-	-	-	(8.869)	(8.869)
Distribuição de lucros	-	-	(43.000)	-	(43.000)
Absorção de prejuízo por reserva de lucro	-	-	(8.869)	8.869	-
Saldo em 30 de junho de 2026	**145.405**	**3.694**	**1.289**	**-**	**150.388**

As notas explicativas da Administração são parte integrante das informações financeiras

9

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Demonstrações dos fluxos de caixa
Exercícios findos em 30 de junho de 2026 e 2025
(Em milhares de reais)

		Controladora		Consolidado	
	Nota	2026	2025	2026	2025
FLUXOS DE CAIXA DAS ATIVIDADES OPERACIONAIS					
Lucro/Prejuízo líquido do período		(8.869)	53.158	(8.869)	53.158
Ajustes para conciliação do lucro do exercício					
Depreciação e amortização	20	19.982	29.842	21.255	30.504
Ganho com venda de fazenda	19.b	-	-	(675)	(10.847)
Valor residual de ativo imobilizado e intangível alienados	11	427	4.122	427	12.459
Baixas de propriedades para investimento		-	-	-	(1.397)
Equivalência patrimonial	10.a	5.299	(7.413)	-	-
Resultado não realizado com derivativos, líquidos		(90)	-	(667)	-
Rendimentos de aplicações financeiras, variação cambial e monetária e demais encargos financeiros, líquidos		20.676	2.100	25.662	9.314
Variação no valor justo do contas a receber pela venda de fazendas e outros passivos financeiros	5.b	-	-	1.054	510
Imposto de renda e contribuição social diferidos	16.2	(1.518)	16.737	(9.277)	12.536
Valor justo dos ativos biológicos e dos produtos agrícolas não realizados	8	1.046	(64.900)	4.649	(59.655)
Reversão do valor recuperável de produtos agrícolas, líquida		(638)	751	(534)	852
Provisão/Reversão para demandas judiciais		887	100	823	100
Resultado na baixa de arrendamento		251	2.743	251	2.743
		37.453	**37.240**	**34.099**	**50.277**
Variação nos ativos e passivos					
Clientes		10.724	(3.111)	18.843	5.464
Estoques		8.962	(14.209)	(1.721)	(16.242)
Ativos biológicos		1.535	56.833	11.890	39.409
Impostos a recuperar		(13.818)	(1.457)	(13.899)	(1.496)
Operações com derivativos		-	90	-	2.394
Outros créditos		(694)	3.134	806	1.674
Fornecedores		(4.947)	4.603	(6.070)	(1.495)
Partes relacionadas		(47.152)	16.936	(48.601)	15.691
Tributos a pagar		6.777	6.602	7.480	7.411
Obrigações trabalhistas		212	(583)	300	(405)
Adiantamento de clientes		(2.286)	(3.270)	(3.402)	(4.529)
Arrendamentos a pagar		(16.121)	(26.907)	(22.465)	(33.452)
Outras obrigações		(3.353)	2.708	(2.328)	(6.263)
Pagamentos de demandas judiciais	23	(72)	(117)	(72)	(117)
Caixa líquido gerado pelas (aplicado nas) atividades operacionais		**(22.780)**	**78.492**	**(25.140)**	**58.321**
Imposto de renda e contribuição social pagos		(9.802)	(6.681)	(7.879)	(7.467)
Caixa líquido gerado pelas (aplicado nas) atividades operacionais		**(32.582)**	**71.811**	**(33.019)**	**50.854**
FLUXOS DE CAIXA DAS ATIVIDADES DE INVESTIMENTO					
Adições ao imobilizado e intangível	11	(29.095)	(31.335)	(29.297)	(32.352)
Adições às propriedades para investimento (i)	9	(4.663)	(4.441)	(6.161)	(4.995)
Resgate em títulos e valores mobiliários, líquido		(734)	27.798	80	28.541
Dividendos recebidos	10.a	14.000	18.457	-	-
Aumento de investimento e participações	10.a	(38.350)	(48.133)	-	-
Caixa adquirido em combinações de negócios		-	-	-	12
Caixa líquido gerado pelas (aplicado nas) atividades de investimento		**(58.842)**	**(37.654)**	**(35.378)**	**(8.794)**
FLUXOS DE CAIXAS DAS ATIVIDADES DE FINANCIAMENTO					
Empréstimos, financiamentos captados	15	308.644	143.143	308.643	168.143
Juros pagos de empréstimos e financiamentos	15	(18.684)	(14.246)	(20.186)	(17.988)
Pagamentos de empréstimos e financiamentos	15	(170.005)	(127.261)	(185.002)	(153.686)
Lucros pagos		(43.000)	(8.505)	(43.000)	(8.505)
Redução de capital	17.a	-	(51.850)	-	(51.850)
Caixa líquido aplicado nas atividades de financiamento		**76.955**	**(58.719)**	**60.455**	**(63.886)**
Redução do caixa e equivalentes de caixa		**(14.469)**	**(24.562)**	**(7.942)**	**(21.826)**
Caixa e equivalentes de caixa no início do exercício	4.1	23.644	48.206	35.071	56.897
Caixa e equivalentes de caixa no final do exercício	4.1	**9.175**	**23.644**	**27.129**	**35.071**
Redução do caixa e equivalentes de caixa		**(14.469)**	**(24.562)**	**(7.942)**	**(21.826)**

A Companhia apresenta suas demonstrações dos fluxos de caixa pelo método indireto, o que implica que algumas transações envolvendo ativos e passivos não afetam o caixa.

(i) A rescisão do contrato de venda da Fazenda Rio do Meio I envolveu transferências entre clientes e propriedades para investimento no montante de R$47.133 que não afetaram caixa.

As notas explicativas da Administração são parte integrante das informações financeiras.

10

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2025 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil 1. Informações gerais A Agrifirma Agro Ltda., foi constituída em 08 de agosto de 2007 e possui sede na Avenida Brigadeiro Faria Lima, 1309, em São Paulo. A Companhia é controlada pela BrasilAgro - Companhia Brasileira de Propriedades Agrícolas ("BrasilAgro") e tem como objeto social o arrendamento de terras, prestação de assessoria e serviços agrícola, assim como a exploração da atividade agrícola, pecuária e florestal de qualquer espécie e natureza. A Companhia mantém participação no capital social da Agrifirma Bahia Agropecuária Ltda., empresa de capital fechado sediada no estado da Bahia que tem como objeto social industrialização, compra e vendas de produtos agrícolas, pecuária e reflorestamento. Em 06 de agosto de 2024, a Companhia adquiriu a totalidade das ações da Nova Horizonte Agrícola Ltda. A Novo Horizonte está localizada no município de Novo São Joaquim, no estado de Mato Grosso, e atua na produção de grãos. 2. Principais eventos ocorridos 2.1. Venda de fazenda realizada no exercício anterior Fazenda Rio do Meio II Em 30 de setembro de 2024 a subsidiária Agrifirma Bahia Agropecuária Ltda., transferiu aos compradores 190 hectares referente à venda da Fazenda Rio do Meio II, propriedade rural localizada no município de Correntina-Bahia. O valor a ser pago foi definido em 54.053 sacas de soja, equivalentes a R$7.128 na data da transação e pago durante o exercício. Em 23 de maio de 2025 foram transferidos 660 hectares da mesma propriedade no valor de 75.454 sacas de soja, equivalentes a R$10.064 na data da transação e será pago em parcelas anuais, com vencimentos em 31 de julho de 2027 a 2028. Em 30 de junho de 2026, não há saldo em aberto a receber decorrente de tal operação (R$5.276 em 30 de junho de 2025) (vide nota explicativa 5.b). O Contrato de Compra e Venda foi celebrado em 08 de novembro de 2022 e estabeleceu um cronograma de transferência de posse em quatro fases. A transação realizada em 23 de maio de 2025 corresponde à quarta e última fase desse cronograma. 2.2. Outros aspectos de performance Uma parte da receita da Companhia é originada das vendas de commodities feita para clientes locais, no contexto de um mercado global que depende de uma extensa cadeia de logística e suprimentos, incluindo portos, centros de distribuição e fornecedores. Em relação aos produtos agrícolas, fator que merece destaque é a forte demanda por exportações, favorecidas pela valorização do dólar. Em relação à cadeia logística, existe uma preocupação com relação ao aumento do valor dos fretes, devido ao aumento do custo de combustível; cabe salientar que não foram verificadas rupturas relevantes nas operações e logística de exportação, bem como nas operações de recebimento de insumos, os quais já estão em grande parte adquiridos e sendo entregues conforme calendarização necessária para o uso. 11

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil A respeito dos compromissos de venda para clientes, a Companhia não identificou alterações relevantes em sua composição, visto que sua origem reside em uma forte correlação com a forma como as negociações são realizadas e os players escolhidos como parceiros comerciais, não tendo sido identificados, até o momento, questões relacionadas a estes compromissos. A liquidez de curto e longo prazo estão preservadas e, mesmo eventuais alterações em embarques e recebimentos, estão dimensionados para que não afetem de forma relevante a posição financeira da Companhia. A Companhia não identificou riscos relevantes em relação à sua capacidade de continuar operando. 2.3. Combinação de negócios realizada no exercício anterior Aquisição Companhia Agrícola Novo Horizonte Em 06 de agosto de 2024, a subsidiária Agrifirma Agro Ltda. adquiriu 100% das ações da Nova Horizonte Agrícola Ltda., assumindo seu controle integral. A aquisição teve como objetivo ampliar a atuação da Companhia no setor agrícola, por meio da incorporação de operações de produção de grãos no estado do Mato Grosso, incluindo contrato de arrendamento de 4.767 hectares com prazo de 16 anos. O valor da contraprestação foi de R$6.157, dos quais R$4.852 foram pagos à vista. O saldo remanescente de R$1.305, existente em 30 de junho de 2025 e vinculado à restituição de créditos tributários adquiridos na transação, foi integralmente liquidado durante o exercício corrente, não havendo saldo a pagar em 30 de junho de 2026. Após a conclusão da alocação do preço de compra, foi reconhecido ganho por compra vantajosa de R$348, correspondente à diferença entre a contraprestação transferida e os ativos líquidos adquiridos a valor justo, em conformidade com o CPC 15 (R1) / IFRS 3. Não houve alterações relevantes nas premissas ou valores reconhecidos após a conclusão da mensuração da aquisição. 2.4. Riscos atrelados às mudanças climáticas A Companhia está exposta a riscos decorrentes de mudanças climáticas, os quais podem afetar o desempenho de suas operações agrícolas, a produtividade das culturas, os custos operacionais, a cadeia de suprimentos, a valorização de seus ativos e determinadas estimativas contábeis. Esses riscos incluem, entre outros, a ocorrência de eventos climáticos adversos ou extremos, tais como períodos prolongados de estiagem, excesso de precipitação, geadas, ondas de calor e variações atípicas de temperatura, que podem impactar o desenvolvimento das lavouras, a qualidade dos produtos, o cronograma das operações agrícolas e os custos de produção. 12

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil Ao longo do exercício, o cenário climático foi marcado pela transição dos efeitos residuais de um evento de La Niña para condições predominantemente neutras do fenômeno El Niño. Esse padrão climático pode resultar em maior previsibilidade nas ocorrências de chuva e variações de temperaturas, embora com heterogeneidade entre as regiões produtoras, com efeitos distintos sobre culturas e ciclos produtivos. As operações da Companhia estão sujeitas a essas variações climáticas regionais, podendo demandar ajustes operacionais e influenciar estimativas e julgamentos contábeis, incluindo, mas não se limitando a mensuração do valor justo de ativos biológicos, avaliação de recuperabilidade de ativos, a análise de perdas em estoques, as estimativas de produtividade e reconhecimento de ativos fiscais diferidos. A Companhia mantém processos contínuos de monitoramento das condições climáticas e de seus potenciais impactos sobre as operações e estimativas contábeis, considerando informações técnicas, históricas e prospectivas disponíveis à data de elaboração das demonstrações financeiras. Até o momento, não foram identificados efeitos que demandassem revisões relevantes nas principais premissas utilizadas. Não há garantia de que condições climáticas futuras, inclusive aquelas associadas a mudanças climáticas de longo prazo, não possam afetar adversamente os resultados operacionais, a posição patrimonial e o fluxo de caixa da Companhia em períodos futuros. 3. Políticas contábeis materiais As principais políticas contábeis aplicadas na preparação destas demonstrações financeiras estão descritas abaixo. Essas políticas vêm sendo aplicadas de modo consistente em todos os exercícios apresentados, salvo disposição em contrário. 3.1. Base de preparação As demonstrações financeiras foram preparadas de acordo com as práticas contábeis adotadas no Brasil ("BR GAAP"), que compreendem as normas emanadas da legislação societária brasileira, bem como os Pronunciamentos Contábeis, as Orientações e as Interpretações emitidos pelo Comitê de Pronunciamentos Contábeis ("CPC"). A Administração da Companhia, afirma que todas as informações relevantes próprias das demonstrações financeiras, e somente elas, estão sendo evidenciadas, e que correspondem às utilizadas por ela na sua gestão. Em 03 de setembro de 2026, a Administração aprovou as demonstrações financeiras. As demonstrações financeiras foram elaboradas com base no custo histórico, exceto quando informado de outra forma, conforme descrito no resumo das principais práticas contábeis. As demonstrações financeiras foram elaboradas no curso normal dos negócios. 13

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil A Administração não identificou nenhuma incerteza relevante sobre a capacidade da Companhia em dar continuidade às suas atividades nos próximos 12 meses. A preparação das demonstrações financeiras requer o uso de certas estimativas contábeis críticas. Também exige que a administração exerça seu julgamento no processo de aplicação das práticas contábeis da Companhia. 3.2. Moeda funcional a) Moeda funcional e moeda de apresentação Os itens incluídos nas demonstrações financeiras da Companhia são mensurados usando a moeda do principal ambiente econômico, no qual a empresa atua ("a moeda funcional"), para a qual a moeda funcional e de apresentação é o real ("R$"). 3.3. Caixa e equivalentes de caixa e títulos e valores mobiliários Caixa e equivalentes de caixa incluem o caixa, depósitos bancários e aplicações financeiras de curto prazo com alta liquidez, para os quais não existem multas ou quaisquer outras restrições para seu resgate imediato junto ao emissor do instrumento. Os títulos e valores mobiliários incluem as aplicações financeiras dadas em garantia de empréstimos e financiamentos registrados no ativo não circulante com base nos vencimentos dos empréstimos e financiamentos a que se referem conforme nota explicativa 4. As aplicações financeiras e operações compromissadas podem ter prazos de vencimento superior a 90 dias da data de contratação, e podem ter garantia de recompra fornecida contratualmente pela instituição financeira emissora do título, permitindo o resgate dos títulos ao valor investido originalmente mais os juros decorridos sem qualquer penalidade. Esses títulos são classificados como equivalentes de caixa. As aplicações em certificados de depósitos que não reúnem condições de resgates sem penalidade são mantidas em títulos e valores mobiliários. 3.4. Instrumento financeiro Instrumento financeiro é um contrato que dá origem a um ativo financeiro, passivo financeiro ou instrumento patrimonial em outra entidade. Os instrumentos financeiros são classificados em três categorias: valor justo por meio do resultado, valor justo por meio de outros resultados abrangentes ou custo amortizado. A Empresa reconhece inicialmente seus ativos e passivos financeiros pelo seu valor justo, que normalmente é seu valor de transação, atribuídos aos custos de transação diretamente a aquisição, com exceção aos custos de transações dos instrumentos financeiros classificados ao valor justo por meio do resultado que deverão ser reconhecidos diretamente no resultado. O modelo de negócios determina, se os fluxos de caixa resultarão da cobrança de fluxos de caixa contratuais, da venda dos ativos financeiros ou de ambos. A Companhia avalia as variáveis relacionadas a existência de perda no valor recuperável e, consequentemente, registra contabilmente a perda estimada do ativo. 14

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil 3.5. Clientes As contas a receber correspondem aos valores a receber de clientes pela venda de mercadorias no decurso normal das atividades da Companhia. Se o prazo de recebimento é equivalente a um ano ou menos, as contas a receber são classificadas no ativo circulante. Caso contrário, estão apresentadas no ativo não circulante. As contas a receber, inicialmente, são reconhecidas pelo valor justo e, subsequentemente, mensuradas pelo custo amortizado com o uso do método da taxa efetiva de juros menos a mensuração de perda de crédito esperada, se necessária conforme nota explicativa 5. 3.6. Estoques Os produtos agrícolas provenientes dos ativos biológicos são mensurados ao valor justo menos as despesas de venda no ponto da colheita, quando são transferidos do grupo de ativo biológico para o grupo de estoques conforme nota explicativa 7. Os estoques de sementes, adubos, fertilizantes, defensivos agrícolas, combustíveis, lubrificantes, almoxarifado e materiais diversos foram avaliados pelo custo médio de aquisição. Conforme práticas adotadas pela Companhia, quando da identificação de perda de qualidade dos produtos que comprometam sua venda (sejam estas perdas motivadas por armazenamento, carregamento, transporte e outros eventos relacionados a operação) é feita uma apuração e segregação física da quantidade destes produtos. Neste momento é iniciado um processo interno de registro, aprovação, baixa do estoque e destinação desta quantidade por meio de aprovações dos gestores responsáveis devidamente formalizados no sistema de gestão da Companhia. A provisão para ajuste de estoque ao valor líquido de realização dos produtos agrícolas é constituída quando o valor justo registrado no estoque for superior ao valor de realização. O valor de realização é o preço estimado de venda no curso normal dos negócios menos os custos estimados necessários para vendê-los. O ajuste ao valor realizável é reconhecido na demonstração do resultado do exercício a que se refere, na rubrica movimentação de provisão do valor recuperável de produtos agrícolas após a colheita. 15

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil 3.7. Ativos biológicos Atividade Agrícola Os ativos biológicos da Companhia correspondem, substancialmente, às culturas grãos e cana-de-açúcar. Eles são mensurados pelo valor justo menos as despesas de venda. O valor justo dos ativos biológicos apresentados no balanço patrimonial foi determinado utilizando técnicas de avaliação - método de fluxo de caixa descontado. Os dados para esses métodos se baseiam naqueles praticados no mercado, sempre que possível, e quando isso não for viável, determinado nível de julgamento é requerido para estabelecer o valor justo. O julgamento inclui considerações sobre os dados utilizados como, por exemplo, preço, produtividade e custo de produção. As lavouras de cana-de-açúcar possuem ciclo produtivo médio de cinco anos, sendo que, para que um novo ciclo se inicie depende da finalização de seu ciclo precedente. Deste modo, o ciclo atual é classificado como ativo biológico no curto prazo, e o valor de constituição da sua soqueira (portadora dos demais ciclos) são classificadas como cultura permanente no imobilizado. A metodologia de cálculo utilizada para estimar o valor do ativo biológico "cana" foi o fluxo de caixa descontado a uma taxa compatível com o risco e o prazo das operações. Para tanto projetamos os fluxos de caixa futuros de acordo com o ciclo de produtividade projetado para cada corte, levando-se em consideração a vida útil estimada de cada área, os preços do Açúcar Total Recuperável (ATR), as produtividades estimadas e os correspondentes custos estimados de produção, inclusive o custo da terra e os custos relacionados à colheita, carregamento e transporte para cada hectare plantado. As lavouras de soja e milho são culturas temporárias, nas quais o produto agrícola é colhido após um período que varia de 90 a 240 dias após a data do plantio, dependendo da cultura, variedade, localização geográfica e condições climáticas. A metodologia de cálculo utilizada para estimar o valor do ativo biológico dos grãos foi o fluxo de caixa descontado a uma taxa compatível com o risco e o prazo das operações. Para tanto, projetamos os fluxos de caixa futuros levando-se em consideração a produtividade estimada, os custos a serem realizados com base no orçamento da Companhia ou com base em novas estimativas internas e os preços de mercado, conforme nota explicativa 8. 3.8. Investimentos em controladas Nas demonstrações financeiras individuais, os investimentos em controladas são contabilizados com base no método da equivalência patrimonial. Atualmente a Companhia detém 100% de quotas sobre o capital de suas controladas, conforme nota explicativa 10. 16

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil 3.9. Propriedades para investimento A estratégia de negócios da Companhia tem como pilar fundamental aquisição, desenvolvimento, exploração e comercialização de propriedades rurais com aptidão agropecuária. A Companhia adquire propriedades rurais que acredita ter significativo potencial de geração de valor por meio da manutenção do ativo e do desenvolvimento de atividades de agronegócios rentáveis. A partir da aquisição das propriedades rurais, a Companhia busca implementar culturas de maior valor agregado e transformar essas propriedades rurais com investimentos em infraestrutura e tecnologia, além de celebrar contratos de arrendamentos com terceiros. De acordo com a estratégia, quando julga que as propriedades rurais atingiram um valor rentável, vende tais propriedades rurais para realizar ganhos de capital. As terras de imóveis rurais compradas pela Companhia são registradas ao custo de aquisição, que não supera seu valor líquido de realização, e estão sendo apresentadas no ativo não circulante. O valor justo de cada propriedade está divulgado na nota explicativa 9. Edifícios, benfeitorias e aberturas de áreas em propriedades para investimento são avaliados pelo seu custo histórico menos a depreciação acumulada de acordo com os mesmos critérios descritos para o ativo imobilizado na nota explicativa 9. 3.10. Imobilizado O imobilizado é mensurado pelo seu custo histórico, menos depreciação acumulada. O custo histórico inclui os gastos diretamente atribuíveis à aquisição dos itens e os custos de financiamento relacionados à aquisição de ativos qualificados conforme nota explicativa 11. Os custos subsequentes são incluídos no valor contábil do ativo ou reconhecidos como um ativo separado, conforme apropriado, somente quando for provável que benefícios econômicos futuros associados ao item e que o custo do item flua para a Companhia e que o custo possa ser mensurado com segurança. Todos os outros custos de reparos e manutenções são lançados em contrapartida ao resultado do exercício, quando incorridos. 3.11. Impairment de ativos não financeiros De acordo com as disposições do CPC 01 (IAS 36) – Redução ao Valor recuperável de ativos, incluindo propriedades para investimento, ativo imobilizado e ativo intangível são submetidos a testes de perda no valor recuperável sempre que eventos ou alterações em circunstâncias indicarem que seu valor contábil poderá não ser recuperado. 17

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil Os ativos que têm vida útil definida são revisados para verificação de indicadores de impairment em cada data de balanço e sempre que eventos ou mudanças nas circunstâncias indicarem que o valor contábil pode não ser recuperável. Caso exista indicador, os ativos são testados para impairment. Uma perda por impairment é reconhecida pelo montante em que o custo contábil do ativo excede seu valor recuperável. Em 30 de junho de 2026 e 2025 não foram identificados indicadores de impairment sobre esses ativos. 3.12. Fornecedores As contas a pagar aos fornecedores são obrigações a pagar por bens ou serviços que foram adquiridos de fornecedores no curso normal dos negócios, sendo classificadas como passivos circulantes se o pagamento for devido no período de até um ano. Caso contrário, as contas a pagar aos fornecedores são apresentadas como passivo não circulante. 3.13. Financiamentos Os financiamentos são reconhecidos, inicialmente, pelo valor justo, líquido dos custos incorridos na transação e são, subsequentemente, mensurados pelo custo amortizado. Qualquer diferença entre os valores captados (líquidos dos custos da transação) e o valor de liquidação é reconhecida na demonstração do resultado durante o período em que os empréstimos estejam em aberto, utilizando o método da taxa efetiva de juros. As taxas pagas na obtenção de linhas de crédito são reconhecidas como custos da transação na medida em que seja provável que uma parte ou toda a linha seja utilizada. Nesse caso, as taxas são diferidas até que o desembolso ocorra. Quando houver evidências da probabilidade de desembolso de parte ou da totalidade do empréstimo, a taxa é capitalizada como um pagamento antecipado de serviços de liquidez e amortizada durante o período do empréstimo ao qual se relaciona. Os empréstimos são classificados como passivo circulante, a menos que a Companhia tenha um direito incondicional de diferir a liquidação do passivo por, pelo menos, 1 ano ou mais após a data do balanço, conforme nota explicativa 15. 3.14. Provisões As provisões são reconhecidas quando a Companhia tem uma obrigação presente, legal ou não formalizada, como resultado de eventos passados, é provável que uma saída de recursos seja necessária para liquidar a obrigação e uma estimativa confiável do valor possa ser feita. 18

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil Os passivos contingentes decorrentes de obrigações trabalhistas, previdenciárias, fiscais, ambientais, contratuais, operacionais e de pleitos administrativos e judiciais, são provisionados pelo seu valor estimado quando a probabilidade de perda é considerada provável. 3.15. Receita de contratos com clientes A receita compreende o valor justo da contraprestação recebida ou a receber, é apresentada líquida dos impostos, das devoluções, dos abatimentos e dos descontos, quando aplicável, bem como das eliminações das vendas entre subsidiárias da Companhia. A Companhia reconhece a receita quando o valor pode ser mensurado com segurança, é provável que benefícios econômicos futuros fluirão para a entidade e quando critérios específicos tiverem sido atendidos para cada uma das atividades da Companhia, conforme descrição a seguir. A Companhia baseia suas estimativas em resultados históricos, levando em consideração o tipo de cliente, o tipo de transação e as características de cada venda. A Companhia aplica o modelo do CPC 47 para mensurar e contabilizar a receita proveniente de contratos com clientes, o que estabelece que a receita seja reconhecida em um valor que reflita a contraprestação que a Companhia espera receber em troca da transferência de bens ou serviços para um cliente. O modelo é baseado em cinco passos: i) identificação dos contratos com clientes; ii) identificação das obrigações de desempenho previstas nos contratos; iii) determinação de preço da transação; iv) alocação do preço da transação à obrigação de desempenho previstas nos contratos; e v) reconhecimento da receita quando a obrigação de desempenho é atendida. Venda de produtos A receita por venda de grãos e por venda de cana-de-açúcar é reconhecida quando os riscos significativos e os benefícios de propriedade das mercadorias são transferidos para o comprador, geralmente quando os produtos são entregues ao comprador no local determinado, conforme os termos de venda acordados. No caso dos grãos, a Companhia geralmente realiza contratos de venda para entrega futura que determinam que o preço pode ser fixado pela Companhia, para o volume total ou parcial vendido, até o momento da entrega, de acordo com fórmulas estabelecidas contratualmente. Em certos casos, a fórmula estabelecida contratualmente determina um preço fixado em dólares americanos (USD). Quando os grãos são entregues, a receita é reconhecida com base no preço fixado com cada comprador considerando a taxa de câmbio em vigor na data da entrega. Após a entrega dos grãos ao destinatário, avalia-se a qualidade e o peso final, determinando assim o preço final da operação, e ajustando-se os valores contratuais por tais fatores assim como pela variação na taxa de câmbio até a data da liquidação. 19

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil 3.16. Custos das vendas A apuração do custo dos produtos vendidos está diretamente relacionada aos estoques da empresa, pois representa a baixa efetuada nas rubricas dos produtos agrícolas por vendas realizadas no exercício. Os produtos agrícolas são mensurados ao valor justo menos as despesas de venda no ponto da colheita, quando são transferidos do grupo de ativo biológico para o grupo de estoques. Quando os estoques são vendidos, o custo escriturado desses itens é reconhecido como custo na demonstração do resultado do exercício em que a respectiva receita é reconhecida, conforme requerido pelo CPC 16, os custos sobre vendas estão apresentados nota explicativa 20. 3.17. Receitas e despesas financeiras Representam juros e variações monetárias e cambiais decorrentes de contratos de empréstimos e financiamentos, aplicações financeiras, contas a receber pela venda de fazendas, clientes, variação monetária e cambial ativa e passiva, assim como descontos obtidos de fornecedores pelo pagamento antecipado de duplicatas, conforme nota explicativa 21. 3.18. Imposto de renda e contribuição social corrente e diferido (a) Imposto de renda e contribuição social correntes O Imposto de Renda e a Contribuição Social do exercício corrente e diferido são calculados com base nas alíquotas de 15%, acrescidas do adicional de 10% sobre o lucro tributável excedente de R$240 anuais para imposto de renda e 9% sobre o lucro tributável para contribuição social sobre o lucro líquido, e consideram a compensação de prejuízos fiscais e base negativa de contribuição social limitada a 30% do lucro real anual, exceto para a atividade rural que é de até 100% do lucro real anual. Não há prazo de prescrição para o saldo de prejuízo fiscal e base negativa de contribuição social conforme nota explicativa 16.2. (b) Imposto de renda e contribuição social diferidos O imposto de renda diferido é reconhecido pelo efeito futuro estimado das diferenças temporárias e dos prejuízos fiscais e base negativa de contribuição social. É reconhecido um passivo de imposto de renda diferido para todas as diferenças tributárias temporárias, enquanto o imposto de renda diferido ativo é reconhecido apenas na extensão em que seja provável que exista lucro tributável contra o qual a diferença temporária possa ser utilizada. Os ativos e passivos tributários diferidos são classificados como de longo prazo. O imposto de renda relativo a itens reconhecidos diretamente no patrimônio líquido no exercício em curso ou em exercício anterior são reconhecidos diretamente na mesma conta. 20

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil O imposto de renda e a contribuição social diferidos são calculados sobre os prejuízos fiscais do imposto de renda, a base negativa de contribuição social e as correspondentes diferenças temporárias entre as bases de cálculo do imposto sobre ativos e passivos e os valores contábeis das demonstrações financeiras. As alíquotas desses impostos, definidas atualmente para a determinação desses créditos diferidos são de 25% para o imposto de renda e 9% para a contribuição social, conforme nota explicativa 16.1. 3.19. Arrendamentos A Companhia efetua arrendamentos de terras (arrendador) e efetua contratos de prestação de serviços, como tomadora do serviço (arrendatária). Desta forma, a Companhia avalia, na data de início de todos seus contratos pactuados, se esse contrato é ou contém um arrendamento. Ou seja, se o contrato transmite o direito de controlar o uso de um ativo identificado por um período em troca de contraprestação conforme nota explicativa 13. Companhia como arrendatário A Companhia aplica uma única abordagem de reconhecimento e mensuração para todos os arrendamentos, exceto para arrendamentos de curto prazo e arrendamentos de ativos de baixo valor. A Companhia reconhece os passivos de arrendamento para efetuar pagamentos de arrendamento e ativos de direito de uso que representam o direito de uso dos ativos subjacentes. Ativos de direito de uso A Companhia reconhece os ativos de direito de uso na data de início do arrendamento (ou seja, na data em que o ativo subjacente está disponível para uso). Os ativos de direito de uso são mensurados ao custo, deduzidos de qualquer depreciação acumulada e perdas por redução ao valor recuperável, e ajustados por qualquer nova remensuração dos passivos de arrendamento. O custo dos ativos de direito de uso inclui o valor dos passivos de arrendamento reconhecidos, custos diretos iniciais incorridos e pagamentos de arrendamentos realizados até a data de início, menos os eventuais incentivos de arrendamento recebidos. Os ativos de direito de uso são depreciados linearmente pelo prazo do arrendamento. Passivos de arrendamento Na data de início do arrendamento, a Companhia reconhece os passivos de arrendamento mensurados pelo valor presente dos pagamentos a serem realizados durante o prazo do arrendamento. Os pagamentos incluem pagamentos fixos (incluindo, substancialmente, pagamentos fixos) menos quaisquer incentivos de arrendamento a receber, pagamentos variáveis de arrendamento que dependem de um índice ou taxa, e valores esperados a serem pagos sob garantias de valor residual. Os pagamentos de arrendamento incluem ainda o preço de exercício de uma opção de compra razoavelmente certa de ser exercida pela Companhia e pagamentos de multas pela rescisão do arrendamento, se o prazo do arrendamento refletir a Companhia exercendo a opção de rescindir o arrendamento. 21

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil Os pagamentos variáveis de arrendamento que não dependem de um índice ou taxa são reconhecidos como despesas (salvo se forem incorridos para produzir estoques) no período em que ocorre o evento ou condição que gera esses pagamentos. Ao calcular o valor presente dos pagamentos do arrendamento, a Companhia usa a sua taxa de empréstimo incremental na data de início porque a taxa de juro implícita no arrendamento não é facilmente determinável. Após a data de início, o valor do passivo de arrendamento é aumentado para refletir o acréscimo de juros e reduzido para os pagamentos de arrendamento efetuados. Além disso, o valor contábil dos passivos de arrendamento é remensurado se houver uma modificação, uma mudança no prazo do arrendamento, uma alteração nos pagamentos do arrendamento (por exemplo, mudanças em pagamentos futuros resultantes de uma mudança em um índice ou taxa usada para determinar tais pagamentos de arrendamento) ou uma alteração na avaliação de uma opção de compra do ativo subjacente. Arrendamentos de curto prazo e de ativos de baixo valor A Companhia aplica a isenção de reconhecimento de arrendamento de curto prazo de máquinas e equipamentos (ou seja, arrendamentos cujo prazo de arrendamento seja igual ou inferior a 12 meses a partir da data de início e que não contenham opção de compra). Também aplica a concessão de isenção de reconhecimento de ativos de baixo valor a arrendamentos de equipamentos de escritório considerados de baixo valor. Os pagamentos de arrendamento de curto prazo e de arrendamentos de ativos de baixo valor são reconhecidos como despesa pelo método linear ao longo do prazo do arrendamento. Companhia como arrendador Arrendamentos para os quais a Companhia não transfere substancialmente todos os riscos e benefícios inerentes à posse do ativo são classificados como arrendamentos operacionais. A receita de aluguel é contabilizada pelo método linear, durante o período do arrendamento, e é incluída na receita na demonstração do resultado, devido à sua natureza operacional. Custos diretos iniciais incorridos na negociação de arrendamentos operacionais são adicionados ao valor contábil do ativo locado e reconhecidos ao longo do prazo do arrendamento com base semelhante à receita de aluguel. Aluguéis contingentes são reconhecidos como receita ao longo do tempo em que eles são auferidos. 3.20. Demonstrações dos fluxos de caixa As demonstrações dos fluxos de caixa são preparadas e apresentadas de acordo com o CPC 03 (R2) - Demonstração dos fluxos de caixa, emitido pelo CPC. Os juros pagos e os lucros recebidos são classificados como fluxo de caixa de financiamento e fluxos de caixa de investimentos, respectivamente, pois são custos de obtenção de recursos financeiros e retorno sobre os investimentos, e não são considerados atividades operacionais para a Companhia. 22

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

4. Caixa e equivalentes de caixa e valores mobiliários

4.1. Caixa e equivalentes de caixa

		Controladora		Consolidado	
	Remuneração	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Caixa e Bancos	-	88	1.005	486	1.137
Certificado de Depósito Bancário	CDI - 102%	-	9.997	4.845	11.478
Compromissadas	CDI - 95% a 99%	9.087	12.642	21.798	22.456
		9.175	**23.644**	**27.129**	**35.071**

4.2. Títulos e valores mobiliários

		Controladora		Consolidado	
	Remuneração	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Letra Financeira do Tesouro	CDI 171%	16.353	16.908	16.353	16.908
Total circulante		**16.353**	**16.908**	**16.353**	**16.908**
Certificado de Depósito Bancário	CDI - 98%	10.072	-	10.072	-
Total não circulante		**10.072**	**-**	**10.072**	**-**

5. Clientes

	Controladora		Consolidado	
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Venda de cana de açúcar	9.868	24.109	9.868	24.109
Venda de grãos	8.018	4.000	10.647	4.683
Venda pecuária	-	-	6	-
Arrendamentos e aluguéis	9.943	10.141	10.442	10.499
Outras vendas	776	1.080	5.407	8.256
Venda de fazendas	-	-	-	40.039
Total circulante	**28.605**	**39.330**	**36.370**	**87.586**
Venda de fazendas	-	-	-	14.809
Total não circulante	**-**	**-**	**-**	**14.809**
Total	**28.605**	**39.330**	**36.370**	**102.395**

a) Composição do contas a receber por vencimento

	Controladora		Consolidado	
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
A vencer:				
Até 30 dias	24.021	26.826	29.064	28.009
De 31 a 90 dias	115	3.580	115	10.556
De 91 a 180 dias	2.233	-	2.385	34.316
De 181 a 360 dias	2.236	8.801	3.850	14.582
Acima de 360 dias	-	-	-	14.809
Vencidos:				
Até 30 dias	-	97	66	97
De 31 a 90 dias	-	-	155	-
De 181 a 360 dias	-	26	735	26
	28.605	**39.330**	**36.370**	**102.395**

23

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

b) Composição dos créditos por venda de fazenda (Consolidado)

	30/06/2025	Constituição	Baixas	Recebimentos	Atualização do valor justo	30/06/2026
Rio do Meio I	49.572	-	(47.133)	-	(2.439)	-
Rio do Meio II	5.276	1.005	-	(7.666)	1.385	-
Total	**54.848**	**1.005**	**(47.133)**	**(7.666)**	**(1.054)**	**-**

	30/06/2024	Constituição	Recebimentos	Atualização do valor justo	30/06/2025	Circulante	Não circulante
Rio do Meio I	56.626	-	(6.308)	(746)	49.572	40.039	9.533
Rio do Meio II	-	13.787	(8.747)	236	5.276	-	5.276
Total	**56.626**	**13.787**	**(15.055)**	**(510)**	**54.848**	**40.039**	**14.809**

A Companhia celebrou acordo para a rescisão integral do contrato de compra e venda de parte da Fazenda Rio do Meio, em Correntina (BA), em razão do inadimplemento do comprador, atualmente em recuperação judicial, de forma consensual.

Com a implementação do acordo, a Companhia baixou os recebíveis registrados na rubrica “Rio do Meio I” e reincorporou 2.218,5 hectares úteis como propriedades para investimento, reconhecidos pelo seu valor justo, no montante de R$47.133.

c) Contraprestação variável

Para as vendas que possuem a obrigação de medição oficial ao longo ou no fim do contrato, a Companhia adota o conceito de contraprestação variável, previsto no CPC 47 Receita, e não reconhece 2,3% da venda até o momento da medição. Esse percentual, calculado com base no maior desvio histórico acrescido de margem de segurança, representa o risco de reversão proporcional no reconhecimento da venda, caso haja diferença entre a área negociada e a área entregue. A parcela não reconhecida da receita (2,3%) deverá ser contabilizada ao fim do processo. Atualmente não há valor a ser reconhecido no resultado.

6. Impostos a recuperar e outros créditos

	Controladora		Consolidado	
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Outros Créditos	149	1.846	150	1.521
Adiantamento a Fornecedores	4.221	1.763	4.221	3.656
Outros Impostos e Contribuições a Compensar	9.481	1.867	9.530	3.172
IRRF sobre aplicações financeiras a compensar	304	1.211	513	1.297
ICMS a recuperar	-	16	-	16
Total circulante	**14.155**	**6.703**	**14.414**	**9.662**
ICMS a recuperar	3.947	3.244	3.946	3.243
PIS e COFINS a compensar	10.252	3.617	12.345	4.496
IRRF sobre aplicações financeiras a compensar	1.211	1.422	1.211	1.422
Total não circulante	**15.410**	**8.283**	**17.502**	**9.161**
Total Impostos a recuperar e outros créditos	**29.565**	**14.986**	**31.916**	**18.823**

24

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

7. Estoques

	Controladora		Consolidado	
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Soja	11.354	16.081	17.033	16.081
Milho	25	2.057	2.755	2.057
Feijão	-	-	440	-
Algodão	-	-	397	-
Outros cultivos	1.104	469	1.104	469
Produtos agrícolas - custos de formação	**12.483**	**18.607**	**21.729**	**18.607**
Produtos agrícolas - valor justo	**7.741**	**13.087**	**6.600**	**13.087**
Insumos	13.306	10.798	18.350	13.264
	33.530	**42.492**	**46.679**	**44.958**

8. Ativos biológicos

	Controladora		Consolidado	
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Plantação de grãos	1.102	5.332	6.100	8.488
Plantação de algodão	-	-	-	12.191
Plantação de cana	91.206	81.916	91.206	81.915
Total	**92.308**	**87.248**	**97.306**	**102.594**

Gastos com plantio e tratos culturais estão substancialmente representados pelos gastos incorridos com a formação das safras tais como: sementes, fertilizantes, defensivos agrícolas, depreciação e mão-de-obra aplicada nas culturas.

A área a ser colhida correspondente aos ativos biológicos é como segue:

	Controladora Área plantada (hectares)		Consolidado Área plantada (hectares)	
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Grãos	-	1.128	1.178	1.691
Algodão	-	-	-	1.079
Cana	15.431	15.151	15.431	15.151
	15.431	**16.279**	**16.609**	**17.921**

Movimentação da atividade agrícola:

	Controladora			Consolidado			
	Grãos	Cana	Total	Grãos	Algodão	Cana	Total
Em 30 de junho de 2024	**2.340**	**65.396**	**67.736**	**2.340**	**-**	**65.396**	**67.736**
Aumentos decorrentes de plantio	37.548	-	37.548	67.072	11.211	-	78.283
Aumentos decorrentes de tratos	-	165.091	165.091	-	-	176.384	176.384
Variação no valor justo	25.583	39.317	64.900	19.359	980	39.316	59.655
Reduções decorrentes da colheita	(60.139)	(187.888)	(248.027)	(80.283)	-	(199.181)	(279.464)
Em 30 de junho de 2025	**5.332**	**81.916**	**87.248**	**8.488**	**12.191**	**81.915**	**102.594**
Aumentos decorrentes de plantio	30.437	-	30.437	64.335	2.609	-	66.944
Aumentos decorrentes de tratos	-	145.552	145.552	-	-	155.484	155.484
Variação no valor justo	19.890	(20.936)	(1.046)	17.272	(984)	(20.937)	(4.649)
Reduções decorrentes da colheita	(54.557)	(115.326)	(169.883)	(83.995)	(13.816)	(125.256)	(223.067)
Em 30 de junho de 2026	**1.102**	**91.206**	**92.308**	**6.100**	**-**	**91.206**	**97.306**
Composto por:							
Custo histórico	1.102	78.513	79.615	5.189	-	78.513	83.702
Valor justo	-	12.693	12.693	911	-	12.693	13.604
Em 30 de junho de 2026	**1.102**	**91.206**	**92.308**	**6.100**	**-**	**91.206**	**97.306**

25

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

Hierarquia do valor justo em 30 de junho de 2026:

	Controladora		Consolidado	
	Valor	Valor Justo	Valor	Valor Justo
Cana	91.206	Nível 3	91.206	Nível 3
Grãos	1.102	Nível 3	6.100	Nível 3
Algodão	-	Nível 3	-	Nível 3

9. Propriedades para investimento

						Controladora
	Terra – Fazendas	Edifícios e benfeitorias	Abertura de área	Total em operação	Obras em andamento	Total
Em 30 de junho de 2025	40.720	9.493	7.419	57.632	2.556	60.188
Aquisições	-	84	-	84	4.579	4.663
Baixas (*)	(40.720)	-	-	(40.720)	-	(40.720)
Transferências	-	5.409	724	6.133	(6.133)	-
Transferências entre imobilizado x PPI	-	-	-	-	(712)	(712)
(-) Depreciação / Amortização	-	(299)	(2.409)	(2.708)	-	(2.708)
Em 30 de junho de 2026	**-**	**14.687**	**5.734**	**20.421**	**290**	**20.711**
Custo total	-	16.392	32.397	48.789	290	49.079
Depreciação acumulada	-	(1.705)	(26.663)	(28.368)	-	(28.368)
Saldo contábil, líquido	**-**	**14.687**	**5.734**	**20.421**	**290**	**20.711**
Taxas anuais de depreciação (média ponderada) - %	-	4-20	5-20			-

(*) As terras foram transferidas para a coligada Agrifirma Bahia por meio de aumento de capital.

						Controladora
	Terra – Fazendas	Edifícios e benfeitorias	Abertura de área	Total em operação	Obras em andamento	Total
Em 30 de junho de 2024	40.720	9.200	8.344	58.264	217	58.481
Aquisições	-	-	-	-	4.441	4.441
Transferências	-	795	1.407	2.202	(2.202)	-
Transferências entre imobilizado x PPI	-	-	-	-	100	100
(-) Depreciação / Amortização	-	(502)	(2.332)	(2.834)	-	(2.834)
Em 30 de junho de 2025	**40.720**	**9.493**	**7.419**	**57.632**	**2.556**	**60.188**
Custo total	40.720	10.938	31.672	83.330	2.556	85.886
Depreciação acumulada	-	(1.445)	(24.253)	(25.698)	-	(25.698)
Saldo contábil, líquido	**40.720**	**9.493**	**7.419**	**57.632**	**2.556**	**60.188**
Taxas anuais de depreciação (média ponderada) - %	-	4-20	5-20			-

26

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

						Consolidado
	Terra – Fazendas	Edifícios e benfeitorias	Abertura de área	Total em operação	Obras em andamento	Total
Em 30 de junho de 2025	90.090	12.268	7.940	110.298	2.730	113.028
Aquisições (*)	47.133	84	96	47.313	5.981	53.294
Baixas	(293)	-	-	(293)	-	(293)
Transferências	-	6.016	1.226	7.242	(7.242)	-
Transferências entre imobilizado x PPI	-	(2.884)	-	(2.884)	(712)	(3.596)
(-) Depreciação / Amortização	-	(622)	(2.625)	(3.247)	-	(3.247)
Em 30 de junho de 2026	**136.930**	**14.862**	**6.637**	**158.429**	**757**	**159.186**
Custo total	136.930	16.588	33.585	187.103	757	187.860
Depreciação acumulada	-	(1.726)	(26.948)	(28.674)	-	(28.674)
Saldo contábil, líquido	**136.930**	**14.862**	**6.637**	**158.429**	**757**	**159.186**
Taxas anuais de depreciação (média ponderada) - %	-	4-20	5-20			

(*) A Companhia baixou os recebíveis registrados da rubrica “Clientes” e reincorporou 2.218,5 hectares úteis como propriedades para investimento, reconhecidos pelo seu valor justo, no montante de R$47.133, conforme demonstrado na nota explicativa 5.b.

						Consolidado
	Terra – Fazendas	Edifícios e benfeitorias	Abertura de área	Total em operação	Obras em andamento	Total
Em 30 de junho de 2024	91.633	9.200	8.344	109.177	217	109.394
Aquisições	-	-	-	-	4.995	4.995
Aquisições - combinação de negócios (Nota 2.3)	-	2.689	-	2.689	577	3.266
Baixas	(1.543)	-	-	(1.543)	-	(1.543)
Transferências	-	1.161	1.998	3.159	(3.159)	-
Transferências entre imobilizado x PPI	-	-	-	-	100	100
(-) Depreciação / Amortização	-	(782)	(2.402)	(3.184)	-	(3.184)
Em 30 de junho de 2025	**90.090**	**12.268**	**7.940**	**110.298**	**2.730**	**113.028**
Custo total	90.090	14.172	32.262	136.524	2.730	139.254
Depreciação acumulada	-	(1.904)	(24.322)	(26.226)	-	(26.226)
Saldo contábil, líquido	**90.090**	**12.268**	**7.940**	**110.298**	**2.730**	**113.028**
Taxas anuais de depreciação (média ponderada) - %	-	4-20	5-20			

27

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2025
(Em milhares de reais, exceto quando indicado de outra forma)

O quadro abaixo demonstra o valor justo das propriedades para investimento, comparados com seus valores contábeis:

		Hectares				Valor Justo		Valor de Custo	
Fazenda	**Estado**	**30/06/2026**	**30/06/2025**	**Imobiliária**	**Aquisição**	**30/06/2026**	**30/06/2025**	**30/06/2026**	**30/06/2025**
Fazenda Arrojadinho	Bahia	16.644	16.644	Agrifirma Bahia Ltda	jan/20	500.697	499.157	180.067	177.176
Fazenda Rio do Meio	Bahia	9.845	5.753	Agrifirma Bahia Ltda	jan/20	288.019	199.813	112.051	66.381
		26.490	**22.397**			**788.716**	**698.970**	**292.118**	**243.557**

10. Investimentos

As demonstrações financeiras consolidadas são compostas pelas demonstrações financeiras da Companhia e de suas controladas Agrifirma Bahia e Novo Horizonte, conforme demonstrado abaixo. As controladas são integralmente consolidadas a partir da data de obtenção de controle, sendo consolidadas até a data em que o controle deixar de existir. O investidor controla as investidas quando está exposto, ou tem direitos sobre retornos variáveis decorrentes de seu envolvimento com as investidas e tem a capacidade de afetar esses retornos por meio de seu poder sobre as investidas.

As demonstrações financeiras das controladas são elaboradas para o mesmo exercício de divulgação que o da controladora, utilizando políticas contábeis consistentes, e não é auditada individualmente. Todos os saldos intragrupo, receitas e despesas são eliminados por completo nas demonstrações financeiras consolidadas e não há lucros realizados entre as empresas.

	Controladora	
	30/06/2026	**30/06/2025**
Investimentos	212.168	152.397
	212.168	**152.397**

	Milhares de ações ou quotas possuídas pela Companhia	Participação no capital total - %	Total do ativo	Total do passivo	Patrimônio líquido	Resultado do exercício
Subsidiárias						
Agrifirma Bahia Agropecuária Ltda.	85.279	100	144.442	274	144.168	4.764
Companhia Agrícola Novo Horizonte	59	100	137.767	69.767	68.000	(10.063)
			282.209	**70.041**	**212.168**	**(5.299)**

28

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda. Notas explicativas às demonstrações financeiras 30 de junho de 2026 (Em milhares de reais, exceto quando indicado de outra forma) D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil a) Movimentação dos investimentos: 30/06/2025 Aumento (redução) de Dividendos Equivalência 30/06/2026 patrimonial capital (*) Agrifirma Bahia Agropecuária Ltda 112.684 40.720 (14.000) 4.764 144.168 Companhia Agrícola Novo Horizonte 39.713 38.350 - (10.063) 68.000 152.397 79.070 (14.000) (5.299) 212.168 (*) Aumento de capital da coligada Agrifirma Bahia foi por meio de transferência de terras da Companhia. 30/06/2024 Aumento (redução) de Dividendos Equivalência patrimonial Combinação de negócios (nota 30/06/2025 capital 2.3) Agrifirma Bahia Agropecuária Ltda 115.308 - (18.457) 15.833 - 112.684 Companhia Agrícola Novo Horizonte - 41.628 - (8.420) 6.505 39.713 115.308 41.628 (18.457) 7.413 6.505 152.397 29

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

11. Imobilizado

Controladora

	Equipamentos e Instalações	Veículos e Máquinas Agrícolas	Móveis e utensílios	Total em operação	Imobilizado em andamento	Cana	Imobilizado Total
Em 30 de junho de 2025	18.274	1.215	523	20.012	-	73.269	93.281
Aquisições	212	303	198	713	17	28.365	29.095
Baixas	-	(427)	-	(427)	-	-	(427)
Transferências	14	-	3	17	(17)	-	-
Transferências entre imobilizado x PPI	430	-	-	430	-	282	712
Depreciação	(2.303)	(259)	(103)	(2.665)	-	(14.503)	(17.168)
Em 30 de junho de 2026	**16.627**	**832**	**621**	**18.080**	**-**	**87.413**	**105.493**
Custo total	31.231	2.383	1.058	34.672	-	212.309	246.981
Depreciação acumulada	(14.604)	(1.551)	(437)	(16.592)	-	(124.896)	(141.488)
Saldo contábil, líquido	**16.627**	**832**	**621**	**18.080**	**-**	**87.413**	**105.493**
Taxas anuais de depreciação (média ponderada) - %	7	7	10		-	20	

Controladora

	Equipamentos e Instalações	Veículos e Máquinas Agrícolas	Móveis e utensílios	Total em operação	Imobilizado em andamento	Cana	Imobilizado Total
Em 30 de junho de 2024	21.085	12.759	630	34.474	-	63.211	97.685
Aquisições	212	551	25	788	49	30.498	31.335
Baixas	(483)	(3.593)	(46)	(4.122)	-	-	(4.122)
Transferências	29	20	-	49	(49)	-	-
Transferências entre imobilizado x PPI	-	29	-	29	-	(129)	(100)
Depreciação	(2.569)	(8.551)	(86)	(11.206)	-	(20.311)	(31.517)
Em 30 de junho de 2025	**18.274**	**1.215**	**523**	**20.012**	**-**	**73.269**	**93.281**
Custo total	30.127	2.975	857	33.959	-	183.663	217.622
Depreciação acumulada	(11.853)	(1.760)	(334)	(13.947)	-	(110.394)	(124.341)
Saldo contábil, líquido	**18.274**	**1.215**	**523**	**20.012**	**-**	**73.269**	**93.281**
Taxas anuais de depreciação (média ponderada) - %	7	7	10		-	20	

30

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

								Consolidado
	Edifícios e benfeitorias	Equipamentos e Instalações	Veículos e Máquinas Agrícolas	Móveis e utensílios	Total em operação	Imobilizado em andamento	Cana	Imobilizado Total
Em 30 de junho de 2025	-	28.043	1.678	604	30.325	-	73.269	103.594
Aquisições	-	265	329	263	857	75	28.365	29.297
Baixas	-	-	(427)	-	(427)	-	-	(427)
Transferências	-	40	-	10	50	(50)	-	-
Transferências entre imobilizado x PPI	2.909	430	-	-	3.339	(25)	282	3.596
Depreciação	(31)	(3.127)	(376)	(119)	(3.653)	-	(14.502)	(18.155)
Em 30 de junho de 2026	**2.878**	**25.651**	**1.204**	**758**	**30.491**	**-**	**87.414**	**117.905**
Custo total	2.878	43.582	3.053	1.246	50.759	-	212.310	263.069
Depreciação acumulada	-	(17.931)	(1.849)	(488)	(20.268)	-	(124.896)	(145.164)
Saldo contábil, líquido	**2.878**	**25.651**	**1.204**	**758**	**30.491**	**-**	**87.414**	**117.905**
Taxas anuais de depreciação (média ponderada) - %	3	7	7	10		-	20	

							Consolidado
	Equipamentos e Instalações	Veículos e Máquinas Agrícolas	Móveis e utensílios	Total em operação	Imobilizado em andamento	Cana	Imobilizado Total
Em 30 de junho de 2024	21.085	12.759	630	34.474	-	63.211	97.685
Aquisições	1.035	723	47	1.805	49	30.498	32.352
Aquisições - combinações de negócios (Nota 2.3)	14.084	3.889	76	18.049	-	-	18.049
Baixas	(5.106)	(7.301)	(52)	(12.459)	-	-	(12.459)
Transferências	29	20	-	49	(49)	-	-
Transferências entre imobilizado x PPI	-	29	-	29	-	(129)	(100)
Depreciação	(3.084)	(8.441)	(97)	(11.622)	-	(20.311)	(31.933)
Em 30 de junho de 2025	**28.043**	**1.678**	**604**	**30.325**	**-**	**73.269**	**103.594**
Custo total	42.068	3.586	973	46.627	-	183.663	230.290
Depreciação acumulada	(14.025)	(1.908)	(369)	(16.302)	-	(110.394)	(126.696)
Saldo contábil, líquido	**28.043**	**1.678**	**604**	**30.325**	**-**	**73.269**	**103.594**
Taxas anuais de depreciação (média ponderada) - %	7	7	10		-	20	

31

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2025
(Em milhares de reais, exceto quando indicado de outra forma)

12. Direitos de uso

	Terra – Fazendas	Edifícios e benfeitorias	Veículos e Máquinas Agrícolas	Controladora Direito Uso Total
Em 30 de junho de 2025	11.706	167	1.170	13.043
Novos contratos	-	-	695	695
Remensuração	26.607	-	123	26.730
Baixas	-	(141)	(110)	(251)
(-) Depreciação / Amortização	(6.386)	(26)	(697)	(7.109)
Em 30 de junho de 2026	**31.927**	**-**	**1.181**	**33.108**
Custo total	92.973	42	11.247	104.262
Depreciação acumulada	(61.046)	(42)	(10.066)	(71.154)
Saldo contábil, líquido	**31.927**	**-**	**1.181**	**33.108**

	Terra – Fazendas	Edifícios e benfeitorias	Veículos e Máquinas Agrícolas	Controladora Direito Uso Total
Em 30 de junho de 2024	23.240	-	7.425	30.665
Novos contratos	-	182	8.223	8.405
Remensuração	(4.386)	-	-	(4.386)
Baixas	-	-	(2.743)	(2.743)
Transferências	-	-	-	-
(-) Depreciação / Amortização	(7.148)	(15)	(11.735)	(18.898)
Em 30 de junho de 2025	**11.706**	**167**	**1.170**	**13.043**
Custo total	66.366	182	10.539	77.087
Depreciação acumulada	(54.660)	(15)	(9.369)	(64.044)
Saldo contábil, líquido	**11.706**	**167**	**1.170**	**13.043**

	Terra – Fazendas	Edifícios e benfeitorias	Veículos e Máquinas Agrícolas	Consolidado Direito Uso Total
Em 30 de junho de 2025	63.299	167	1.345	64.811
Novos contratos	-	-	749	749
Remensuração	23.437	-	123	23.560
Baixas	-	(141)	(110)	(251)
(-) Depreciação / Amortização	(9.767)	(26)	(777)	(10.570)
Em 30 de junho de 2026	**76.969**	**-**	**1.330**	**78.299**
Custo total	158.391	42	11.486	169.919
Depreciação acumulada	(81.422)	(42)	(10.156)	(91.620)
Saldo contábil, líquido	**76.969**	**-**	**1.330**	**78.299**

32

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

				Consolidado
	Terra – Fazendas	Edifícios e benfeitorias	Veículos e Máquinas Agrícolas	Direito Uso Total
Em 30 de junho de 2024	23.240	-	7.425	30.665
Novos contratos	-	182	8.408	8.590
Combinação de negócio (Nota 2.3)	41.817	-	-	41.817
Remensuração	8.544	-	-	8.544
Baixas	-	-	(2.743)	(2.743)
(-) Depreciação / Amortização	(10.302)	(15)	(11.745)	(22.062)
Em 30 de junho de 2025	**63.299**	**167**	**1.345**	**64.811**
Custo total	134.954	182	10.724	145.860
Depreciação acumulada	(71.655)	(15)	(9.379)	(81.049)
Saldo contábil, líquido	**63.299**	**167**	**1.345**	**64.811**

13. Arrendamentos a pagar

		Controladora/Consolidado		Consolidado	
	Natureza	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Circulante					
Arrendamentos operacionais - IFRS 16		8.457	10.467	14.321	16.035
		8.457	**10.467**	**14.321**	**16.035**
Não circulante					
Arrendamento financeiro canavial	Parceria IV	72.950	73.245	72.950	73.245
Arrendamentos operacionais - IFRS 16		29.328	8.433	77.144	59.979
		102.278	81.678	150.094	133.224
		110.735	**92.145**	**164.415**	**149.259**

Movimentação dos arrendamentos:

			Controladora
	Arrendamentos operacionais - IFRS 16	Restauração do canavial	Total
Em 30 de junho de 2024	**41.748**	**75.455**	**117.203**
Novos contratos	8.405	-	8.405
Remensuração	(4.386)	-	(4.386)
Pagamentos	(19.600)	-	(19.600)
Baixas	(11.730)	-	(11.730)
Juros	4.780	(2.210)	2.570
Atualização	(317)	-	(317)
Em 30 de junho de 2025	**18.900**	**73.245**	**92.145**
Novos contratos	695	-	695
Remensuração	26.730	-	26.730
Pagamentos	(15.896)	-	(15.896)
Baixas	(225)	-	(225)
Juros	7.581	(295)	7.286
Em 30 de junho de 2026	**37.785**	**72.950**	**110.735**
Circulante	8.457	-	8.457
Não Circulante	29.328	72.950	102.278

33

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

	Consolidado		
	Arrendamentos operacionais - IFRS 16	Restauração do canavial	Total
Em 30 de junho de 2024	**41.748**	**75.455**	**117.203**
Novos contratos	8.592	-	8.592
Combinação de negócios (Nota 2.3)	44.565	-	44.565
Remensuração	8.544	-	8.544
Pagamentos	(25.399)	-	(25.399)
Baixas	(11.730)	-	(11.730)
Juros	11.122	(2.210)	8.912
Atualização	(1.428)	-	(1.428)
Em 30 de junho de 2025	**76.014**	**73.245**	**149.259**
Novos contratos	749	-	749
Remensuração	23.560	-	23.560
Pagamentos	(22.240)	-	(22.240)
Baixas	(225)	-	(225)
Juros	13.607	(295)	13.312
Em 30 de junho de 2026	**91.465**	**72.950**	**164.415**
Circulante	14.321	-	14.321
Não Circulante	77.144	72.950	150.094

A Companhia possui contrato de parceria agrícola para cultivo de cana de açúcar (Parceria IV) abrangendo 15 mil hectares agricultáveis, que estabelece a obrigação de recomposição do canavial na entrega do contrato. O acordo tem duração de 15 anos e entrega prevista para 2032, podendo ser prorrogado pelo mesmo período.

Conforme Nota Explicativa nº 2.3 a Agrifirma Agro adquiriu a Companhia Agrícola Novo Horizonte, incluindo o direito de operar um arrendamento de 4.767 hectares de terras agricultáveis, com prazo de 16 anos e custo médio de 13 sacas por hectare.

Atualmente os principais contratos da Companhia passiveis de aplicação do CPC 06 (R2) se referem a operações de parcerias agrícolas e arrendamento de terras, além de outros contratos de menor relevância que envolvem o aluguel de maquinários, veículos e imóveis.

As baixas ocorrerão sempre que houver o pagamento efetivo do arrendamento, além da atualização periódica pela variação da soja ou cana e do ajuste a valor presente.

Os impactos do ajuste a valor presente, serão reconhecidos no Resultado Financeiro.

Em 30 de junho de 2026 e 2025, a Companhia e suas controladas possuem contratos de arrendamento de terceiros assim distribuídos:

			Passivo de Arrendamento Consolidado (escopo IFRS 16)	
Denominação	**Localização**	**Moeda**	**30/06/2026**	**30/06/2025**
Fazenda Agro-Serra (Parceria IV)	São Raimundo de Mangabeira – MA	R$	72.950	73.245
Fazenda Zanoni (Parceria X)	Novo São Joaquim - MT	R$	53.520	56.936
Arrendamentos Intercompany	N.A.	R$	36.669	17.629
Aluguéis de veículos	N.A.	R$	1.276	1.278
Terrenos - Outros	N.A.	R$	-	171
		R$	**164.415**	**149.259**

Os passivos de arrendamento acima demonstrados, qual fazem parte do escopo do apresentam uma taxa de desconto com intervalo de 7,04% a 16,38%.

34

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

Nos casos em que os pagamentos são indexados à saca de soja, os pagamentos futuros mínimos são estimados em quantidade de sacas de soja, convertidos para a moeda nacional, utilizando-se a cotação da soja em cada região, na data base da adoção inicial do e ajustados ao preço corrente no momento do pagamento. Já para os pagamentos indexados ao Consecana, os pagamentos são fixados em toneladas de cana e convertidos para moeda nacional através do Consecana vigente à época.

Em relação aos contratos de arrendamento de terceiros informamos também que:

(i) Não temos cláusula de pagamento contingente; e

(ii) Não há restrições impostas, tais como as relativas a dividendos e juros sobre capital próprio, dívida adicional, ou qualquer que requeira divulgação adicional.

Abaixo segue demonstrado fluxo de realização dos pagamentos dos arrendamentos supramencionados:

	Controladora	
	30/06/2026	**30/06/2025**
1 ano	8.457	10.467
2 anos	16.750	14.237
3 anos	14.026	13.852
4 anos	13.576	11.738
5 anos	12.398	10.464
Acima de 5 anos	45.528	31.387
	110.735	**92.145**

	Consolidado	
	30/06/2026	**30/06/2025**
1 ano	14.321	16.035
2 anos	22.808	20.321
3 anos	20.002	19.583
4 anos	19.493	17.398
5 anos	18.898	17.309
Acima de 5 anos	68.893	58.613
	164.415	**149.259**

14. Tributos a pagar

	Controladora		Consolidado	
	30/06/2026	**30/06/2025**	**30/06/2026**	**30/06/2025**
ISS a pagar	108	314	116	337
Impostos retidos	115	217	123	234
PIS e COFINS a pagar	-	-	43	34
IRPJ e CSLL a pagar	-	-	232	225
Outros impostos a pagar	29	92	30	108
Total circulante	**252**	**623**	**544**	**938**

35

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2025
(Em milhares de reais, exceto quando indicado de outra forma)

15. Financiamentos

	Indexador	Taxa média (a.a.) 30/06/2026	Taxa média (a.a.) 30/06/2025	Controladora 30/06/2026	Controladora 30/06/2025	Consolidado 30/06/2026	Consolidado 30/06/2025
Custeio agrícola	Pré + CDI	9% a 15%	8% a 16%	266.612	113.497	266.612	113.496
Custeio agrícola (USD)	Pré	5%	5%	-	-	9.885	26.052
Projeto Bahia	Pré	3% a 8%	3% a 8%	11.474	12.384	11.474	12.384
Financiamento cana de açúcar	Pré	6%	6%	5.810	14.001	5.810	14.001
Financiamento de maquinário	Pré	13%	13%	-	-	1.059	1.412
				(1.313)	-	(1.313)	-
Total				**282.583**	**139.882**	**293.527**	**167.345**
Circulante				174.904	123.397	175.268	139.832
Não circulante				107.679	16.485	118.259	27.513

<u>Movimentação dos financiamentos:</u>

							Controladora
	30/06/2025	**Contratação**	**Pagamento do principal**	**Pagamento de juros**	**Apropriação de juros**	**Variação cambial**	**30/06/2026**
Custeio agrícola	113.497	275.514	(129.849)	(14.793)	22.243	-	266.612
Custeio agrícola (USD)	-	34.479	(32.910)	(905)	912	(1.576)	-
Projeto Bahia	12.384	-	(1.045)	(515)	650	-	11.474
Financiamento cana de açucar	14.001	-	(6.201)	(2.471)	481	-	5.810
(-) Custos da transação	-	(1.349)	-	-	36	-	(1.313)
Saldo em 30 de junho de 2026	**139.882**	**308.644**	**(170.005)**	**(18.684)**	**24.322**	**(1.576)**	**282.583**

						Controladora
	30/06/2024	**Contratação**	**Pagamento do principal**	**Pagamento de juros**	**Apropriação de juros**	**30/06/2025**
Custeio agrícola	96.330	138.144	(120.016)	(12.065)	11.104	113.497
Projeto Bahia	8.041	4.999	(1.045)	(124)	513	12.384
Financiamento cana de açúcar	21.291	-	(6.200)	(2.057)	967	14.001
Saldo em 30 de junho de 2025	**125.662**	**143.143**	**(127.261)**	**(14.246)**	**12.584**	**139.882**

36

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

							Consolidado
	30/06/2025	**Contratação**	**Pagamento do principal**	**Pagamento de juros**	**Apropriação de juros**	**Variação cambial**	**30/06/2026**
Custeio agrícola	113.497	275.514	(129.849)	(14.793)	22.243	-	266.612
Custeio agrícola (USD)	26.051	34.479	(47.558)	(2.233)	1.651	(2.505)	9.885
Projeto Bahia	12.384	-	(1.046)	(514)	650	-	11.474
Financiamento cana de açúcar	14.001	-	(6.201)	(2.472)	482	-	5.810
Financiamento de maquinário	1.412	-	(348)	(174)	169	-	1.059
(-) Custos da transação	-	(1.350)	-	-	37	-	(1.313)
Saldo em 30 de junho de 2026	**167.345**	**308.643**	**(185.002)**	**(20.186)**	**25.232**	**(2.505)**	**293.527**

								Consolidado
	30/06/2024	**Contratação**	**Pagamento do principal**	**Pagamento de juros**	**Apropriação de juros**	**Combinação de negócios (nota 2.3)**	**Variação cambial**	**30/06/2025**
Custeio agrícola	96.330	138.144	(120.016)	(12.065)	11.104	-	-	113.497
Custeio agrícola (USD)	-	25.000	(18.878)	(3.015)	1.388	21.582	(26)	26.051
Projeto Bahia	8.041	4.999	(1.045)	(124)	513	-	-	12.384
Capital de giro	-	-	(81)	(7)	-	88	-	-
Financiamento cana de açúcar	21.291	-	(6.200)	(2.057)	967	-	-	14.001
Financiamento de maquinário	-	-	(7.466)	(720)	299	9.431	(132)	1.412
Saldo em 30 de junho de 2025	**125.662**	**168.143**	**(153.686)**	**(17.988)**	**14.271**	**31.101**	**(158)**	**167.345**

Os vencimentos dos financiamentos de circulante e não circulante prazo apresentam a seguinte composição:

		Controladora		Consolidado
	30/06/2026	**30/06/2025**	**30/06/2026**	**30/06/2025**
1 ano	174.904	123.397	175.267	139.832
2 anos	51.035	7.847	61.268	8.163
3 anos	51.035	1.503	51.383	11.866
4 anos	1.472	1.503	1.472	1.851
5 anos	1.472	1.503	1.472	1.503
Acima de 5 anos	2.665	4.129	2.665	4.130
	282.583	**139.882**	**293.527**	**167.345**

37

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2025
(Em milhares de reais, exceto quando indicado de outra forma)

Cláusulas restritivas

Os financiamentos estão denominados em Reais e reúnem características próprias e condições definidas em contratos com bancos governamentais de desenvolvimento econômico social, que repassam direta ou indiretamente os mesmos. Em 30 de junho de 2026 e 2025, os financiamentos da Companhia não possuíam cláusulas restritivas financeiras, apenas operacionais, com as quais a Companhia encontra-se adimplente.

16. Imposto de renda e contribuição social

16.1. Tributos diferidos

O imposto de renda e a contribuição social diferidos ativos e passivos são compensados quando existe um direito legal de compensar os créditos tributários com os débitos tributários e desde que se refiram à mesma autoridade fiscal e a mesma entidade jurídica.

O exercício fiscal para fins de apuração do imposto de renda e da contribuição difere do exercício social da Companhia que finaliza em 30 de junho de cada ano.

A composição do imposto de renda e da contribuição social diferidos ativos e passivos em 30 de junho de 2026 e 2025 é a seguinte:

	Controladora		Consolidado	
	30/06/2026	**30/06/2025**	**30/06/2026**	**30/06/2025**
Ativo				
Não circulante				
Prejuízos fiscais	9.311	5.174	46.659	39.003
Ativos biológicos	-	-	78	-
Arrendamentos a pagar (CPC 06/IFRS 16)	5.524	5.925	8.410	7.742
Ajuste a valor presente e outras provisões	15.676	17.100	15.705	17.121
Hedge	-	30	334	560
Perdas esperadas	437	437	437	437
Outras contas a pagar	420	974	539	1.084
	31.368	**29.640**	**72.162**	**65.947**
Passivo				
Não circulante				
Ativos biológicos	1.005	9.904	1.005	10.072
Ajuste a valor presente e outras provisões	-	-	-	163
Custos de transações	447	-	447	-
Diferenças temporárias relacionadas ao ativo imobilizado	1.756	1.520	2.097	1.737
Depreciação acelerada de bens destinados à atividade rural	39.733	33.961	42.281	36.808
Impostos diferidos sobre mais valia de imobilizado e propriedade para investimento – Aquisição Agrifirma	-	-	365	445
	42.941	**45.385**	**46.195**	**49.225**
Ativos diferidos líquidos	-	-	25.967	16.722
Passivos diferidos líquidos	(11.573)	(15.745)	-	-
Saldo líquido	**(11.573)**	**(15.745)**	**25.967**	**16.722**

38

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

A movimentação líquida do imposto de renda diferido:

	Controladora	Consolidado
Em 30 de junho de 2024	**992**	**992**
Prejuízos fiscais	(10.426)	(10.058)
Ativos biológicos	(8.016)	(8.184)
Arrendamentos a pagar (CPC 06/IFRS 16)	(1.777)	(894)
Ajuste a valor presente e outras provisões	825	846
Hedge	30	560
Outras contas a pagar	876	986
Diferenças temporárias relacionadas ao ativo imobilizado	2.606	2.389
Depreciação acelerada de bens destinados à atividade rural	(855)	1.733
Mais valia	-	87
Aquisições - combinação de negócios (nota 2.3)	-	28.265
Em 30 de junho de 2025	**(15.745)**	**16.722**
Prejuízos fiscais	4.137	7.656
Ativos biológicos	8.899	9.145
Arrendamentos a pagar (CPC 06/IFRS 16)	(401)	668
Ajuste a valor presente e outras provisões	(1.424)	(1.253)
Hedge	(30)	(226)
Custos de transação	(447)	(447)
Outras contas a pagar	(554)	(545)
Depreciação acelerada de bens destinados à atividade rural	(5.772)	(5.473)
Mais valia	-	80
Diferenças temporárias relacionadas ao ativo imobilizado	(236)	(360)
Em 30 de junho de 2026	**(11.573)**	**25.967**

Período estimado de realização do ativo diferido:

	Controladora		Consolidado	
	30/06/2026	**30/06/2025**	**30/06/2026**	**30/06/2025**
2026	10.500	22.458	11.203	22.984
2027	303	1.389	6.419	5.330
2028	303	288	6.314	30.658
2029	303	288	7.542	669
2030 a 2035	19.959	5.217	40.684	6.306
	31.368	**29.640**	**72.162**	**65.947**

16.2. Despesa de imposto de renda e contribuição social

	Controladora		Consolidado	
	30/06/2026	**30/06/2025**	**30/06/2026**	**30/06/2025**
Lucro (prejuízo) antes do imposto de renda e da contribuição social	10.387	(76.916)	14.493	(73.557)
Alíquota nominal combinada do imposto de renda e da contribuição social - %	34%	34%	34%	34%
	(3.532)	**26.151**	**(4.928)**	**25.009**
Equivalência patrimonial/Perda com investimentos	1.802	(2.520)	-	-
Despesas não dedutíveis	-	18	-	18
Efeito líquido de controladas tributadas com base no lucro presumido	-	-	(981)	(4.828)
Outros	212	109	285	200
IRPJ e CSLL no resultado do período	**(1.518)**	**23.758**	**(5.624)**	**20.399**
Corrente	-	(7.021)	(3.653)	(7.863)
Diferido	1.518	(16.737)	9.277	(12.536)
	1.518	**(23.758)**	**5.624**	**(20.399)**
Alíquota efetiva	-15%	-31%	-39%	-28%

39

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

17. Patrimônio Líquido

a. Capital Social

Em 30 de junho de 2026 o capital social da Companhia é de R$145.404.506 (R$145.404.506 em 30 de junho de 2025), totalmente integralizado e dividido em 145.404.506 quotas, (145.404.506 quotas em 30 de junho de 2025) com valor nominal de R$1,00 real cada uma, distribuídas entre os sócios, conforme a seguir:

	Número de quotas	
Sócios	**30/06/2026**	**30/06/2025**
BrasilAgro Companhia Brasileira de Propriedades Agrícolas	145.404.505	145.404.505
André Guillaumon	1	1
Total quotas do capital integralizado	**145.404.506**	**145.404.506**

b. Reserva de Capital

As Reservas de Capital são constituídas de valores recebidos pela Companhia e que não transitam pelo Resultado como receitas, por se referirem a valores destinados a reforço de seu capital, sem terem como contrapartidas qualquer esforço da empresa em termos de entrega de bens ou de prestação de serviços.

c. Reserva de lucro

A reserva de lucro é constituída a partir do saldo de lucro apurado deduzido de prejuízos acumulados e após as destinações aos sócios.

18. Informações por segmento de negócios

							30/06/2026
	Total	**Imobiliária**	**Atividade Agrícola**			**Outros**	**Não Alocado**
			Grãos	**Algodão**	**Cana**		
Receita líquida	250.794	12.489	109.676	-	128.263	366	-
Ganho com venda de fazenda	675	675	-	-	-	-	-
Ganho (perda) de valor justo de ativos biológicos e produtos agrícolas	(4.649)	-	18.057	(984)	(20.937)	(785)	-
Reversão de provisão de produtos agrícolas após a colheita	534	-	534	-	-	-	-
Custo das vendas	(217.031)	(6.386)	(89.466)	(13.945)	(100.367)	(6.867)	-
Lucro (Prejuízo) bruto	**30.323**	**6.778**	**38.801**	**(14.929)**	**6.959**	**(7.286)**	**-**
Receitas (despesas) operacionais							
Despesas com vendas	(11.430)	-	(8.161)	(3.269)	-	-	-
Despesas gerais e administrativas	(432)	-	-	-	-	-	(432)
Outras receitas operacionais	(2.053)	-	-	-	-	-	(2.053)
Resultado operacional	16.408	6.778	30.640	(18.198)	6.959	(7.286)	(2.485)
Receitas financeiras Líquidas							
Receitas financeiras	33.838	15.512	-	-	-	-	18.326
Despesas financeiras	(64.739)	(16.351)	-	-	-	-	(48.388)
Resultado antes dos impostos	**(14.493)**	**5.939**	**30.640**	**(18.198)**	**6.959**	**(7.286)**	**(32.547)**
Imposto de renda e contribuição social	5.624	(968)	(10.417)	6.187	(2.366)	2.477	10.711
Lucro (prejuízo) líquido do período	**(8.869)**	**4.971**	**20.223**	**(12.011)**	**4.593**	**(4.809)**	**(21.836)**
Total do ativo	647.182	237.486	93.349	333	162.533	46.740	106.741
Total do passivo	496.794	164.415	154.326	-	14.001	-	164.052

40

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

							30/06/2025
	Total	**Imobiliária**	**Atividade Agrícola**			**Outros**	**Não Alocado**
			Grãos	**Algodão**	**Cana**		
Receita líquida	296.947	13.206	78.928	-	204.777	36	-
Ganho com venda de fazenda	10.847	10.847	-	-	-	-	-
Ganho (perda) de valor justo de ativos biológicos	59.655	-	19.708	980	39.316	(349)	-
Reversão de provisão de produtos agrícolas após a colheita	(852)	-	(850)	-	-	(2)	-
Custo das vendas	(271.440)	(6.831)	(73.312)	-	(179.493)	(11.804)	-
Lucro bruto	**95.157**	**17.222**	**24.474**	**980**	**64.600**	**(12.119)**	**-**
Receitas (despesas) operacionais							
Despesas com vendas	(6.596)	-	(6.596)	-	-	-	-
Despesas gerais e administrativas	(502)	-	-	-	-	-	(502)
Outras receitas operacionais	1.452	-	-	-	-	-	1.452
Resultado operacional	**89.511**	**17.222**	**17.878**	**980**	**64.600**	**(12.119)**	**950**
Receitas financeiras líquidas							
Receitas financeiras	26.539	12.764	-	-	-	-	13.775
Despesas financeiras	(42.493)	(21.081)	-	-	-	-	(21.412)
Resultado antes dos impostos	**73.557**	**8.905**	**17.878**	**980**	**64.600**	**(12.119)**	**(6.687)**
Imposto de renda e contribuição social	(20.399)	(842)	(6.079)	(333)	(21.964)	4.120	4.699
Lucro (prejuízo) líquido do período	**53.158**	**8.063**	**11.799**	**647**	**42.636**	**(7.999)**	**(1.988)**
Total do ativo	618.971	243.186	73.537	12.191	180.788	21.678	87.591
Total do passivo	416.714	149.259	154.993	-	14.001	-	98.461

19. Receita líquida de vendas

a) Receitas operacionais

	Controladora		Consolidado	
	30/06/2026	**30/06/2025**	**30/06/2026**	**30/06/2025**
Receitas de grãos	80.368	66.511	112.057	80.349
Receitas de cana	128.292	204.790	128.292	204.790
Receitas de arrendamento	6.510	7.666	12.865	14.153
Outras receitas	367	1.162	1.528	1.265
Receita operacional bruta	**215.537**	**280.129**	**254.742**	**300.557**
Deduções de vendas				
Impostos sobre vendas	(2.956)	(2.657)	(3.948)	(3.610)
	(2.956)	**(2.657)**	**(3.948)**	**(3.610)**
Receita líquida de vendas	**212.581**	**277.472**	**250.794**	**296.947**

b) Ganho com venda de fazendas

	Consolidado	Consolidado
	30/06/2026	**30/06/2025**
Venda de fazenda	1.254	16.797
Ajuste a valor presente	(249)	(3.010)
Receita bruta na venda da fazenda	**1.005**	**13.787**
Impostos sobre vendas	(37)	-
Valor residual da fazenda vendida	(293)	(2.940)
Ganho com venda de fazenda	**675**	**10.847**
Tributos sobre o lucro	(31)	-
Lucro líquido na venda de fazenda	**644**	**10.847**

41

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2025
(Em milhares de reais, exceto quando indicado de outra forma)

20. Despesas por natureza

	Controladora				Consolidado			
	Custo dos produtos Vendidos	**Despesas com vendas**	**Despesas gerais e administrativas**	**Total**	**Custo dos produtos Vendidos**	**Despesas com vendas**	**Despesas gerais e administrativas**	**Total**
Depreciação e amortização	29.842	-	-	29.842	30.504	-	-	30.504
Despesa com pessoal	9.217	458	-	9.675	10.623	458	-	11.081
Despesa com prestação de serviços	77.859	-	67	77.926	79.706	-	147	79.853
Arrendamento e aluguéis em geral	22.100	-	-	22.100	24.829	-	-	24.829
Custo da matéria prima	76.096	-	-	76.096	87.486	-	-	87.486
Valor justo do custo dos produtos agrícolas	40.984	-	-	40.984	35.135	-	-	35.135
Frete e armazenagem	-	5.070	-	5.070	-	6.138	-	6.138
Manutenção, despesas com viagem e outras	3.157	-	97	3.254	3.157	-	355	3.512
Em 30 de junho de 2025	**259.255**	**5.528**	**164**	**264.947**	**271.440**	**6.596**	**502**	**278.538**
Depreciação e amortização	19.982	-	-	19.982	21.255	-	-	21.255
Despesa com pessoal	6.023	458	-	6.481	9.006	458	-	9.464
Despesa com prestação de serviços	49.815	-	8	49.823	53.644	-	50	53.694
Arrendamento e aluguéis em geral	14.206	-	-	14.206	19.455	-	-	19.455
Custo da matéria prima	66.940	-	-	66.940	88.851	-	-	88.851
Valor justo do custo dos produtos agrícolas	25.764	-	-	25.764	22.791	-	-	22.791
Frete e armazenagem	-	6.012	-	6.012	-	10.972	-	10.972
Manutenção, despesas com viagem e outras	2.029	-	143	2.172	2.029	-	382	2.411
Em 30 de junho de 2026	**184.759**	**6.470**	**151**	**191.380**	**217.031**	**11.430**	**432**	**228.893**

42

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

21. Resultado financeiro

	Controladora		Consolidado	
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Receitas financeiras				
Receitas de aplicações financeiras	9.276	9.568	10.163	10.323
Juros ativos	1.138	398	2.214	400
Variações monetárias	-	-	-	-
Variações cambiais	3.254	928	4.806	1.169
Receita na atualização dos arrendamentos	672	5.797	672	6.161
Receita na atualização dos recebíveis/aquisições de fazendas	-	-	15.316	6.603
Resultado não realizado com derivativos	90	64	667	1.883
	14.430	**16.755**	**33.838**	**26.539**
Despesas financeiras				
Despesas de aplicações financeiras	(493)	(493)	(566)	(505)
Despesas bancárias	(868)	(854)	(896)	(883)
Juros passivos	(24.889)	(12.596)	(25.883)	(14.630)
Variações monetárias	-	(57)	-	(57)
Variações cambiais	(538)	(1.620)	(870)	(1.805)
Despesa na atualização dos arrendamentos	(7.958)	(3.627)	(13.984)	(9.970)
Despesa na atualização dos recebíveis/aquisições de fazendas	-	(3.587)	(16.813)	(11.111)
Resultado realizado com derivativos	(3.197)	-	(5.727)	-
Resultado não realizado com derivativos	-	(154)	-	(3.532)
	(37.943)	**(22.988)**	**(64.739)**	**(42.493)**
	(23.513)	**(6.233)**	**(30.901)**	**(15.954)**

43

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2025
(Em milhares de reais, exceto quando indicado de outra forma)

22. Transação com partes relacionadas

				Controladora
		Passivo		Resultado
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Serviços e insumos agrícolas				
Brasilagro	15.328	441	51	566
Novo Horizonte	2.009	493	-	-
	17.337	**934**	**51**	**566**
Redução de capital				
Brasilagro	-	48.150	-	-
	-	**48.150**	**-**	**-**
Mútuo				
Brasilagro	-	15.405	-	102
	-	**15.405**	**-**	**102**
Total Partes relacionadas	**17.337**	**64.489**	**51**	**668**
Circulante	**-**	**63.555**		
Não Circulante	**17.337**	**934**		

				Consolidado
		Passivo		Resultado
	30/06/2026	30/06/2025	30/06/2026	30/06/2025
Serviços e insumos agrícolas				
Brasilagro	15.328	441	655	603
	15.328	**441**	**655**	**603**
Redução de capital				
Brasilagro	-	48.150	-	-
	-	**48.150**	**-**	**-**
Mútuo				
Brasilagro	-	15.405	-	102
	-	**15.405**	**-**	**102**
Total Partes relacionadas	**15.328**	**63.996**	**655**	**705**
Circulante	**-**	**63.555**		
Não Circulante	**15.328**	**441**		

A Administração da Agrifirma classifica os saldos entre circulante e não circulante com base na perspectiva de realização dentro dos próximos 12 meses e o saldo remanescente registrado no não circulante.

23. Provisão para demandas judiciais

A Companhia é parte em ações judiciais e processos administrativos de natureza ambiental e trabalhista. As provisões para as eventuais perdas prováveis de desembolso financeiro decorrentes destas ações e procedimentos são estimadas e atualizadas pela Companhia, amparadas pela opinião dos assessores legais internos e externos.

As provisões para ações judiciais são:

Trabalhista

A Companhia responde por ações judiciais de natureza trabalhista, que compõem vínculos empregatícios, cálculos de verbas trabalhistas e rescisórias.

44

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2. Brasil

Agrifirma Agro Ltda.

Notas explicativas às demonstrações financeiras
30 de junho de 2026
(Em milhares de reais, exceto quando indicado de outra forma)

Fiscal

A Companhia discute judicialmente processos administrativos decorrente a cobrança de ITR suplementar referente ao Valor de Terra Nua declarado não comprovado.

Ambiental

A Companhia discute judicialmente os Autos de Infração junto ao INEMA – Instituto do Meio Ambiente e Recursos Hídricos, sobre o incêndio ocorrido na Fazenda Bananal e a prestação de informações no Cadastro ambiental rural.

	Controladora/Consolidado			
	Trabalhista	Fiscal	Ambiental	Total
Saldos em 30 de junho de 2024	**18**	**(1)**	**20**	**37**
Adições	117	1	-	118
Reversões	(18)	-	-	(18)
Pagamentos	(117)	-	-	(117)
Saldos em 30 de junho de 2025	**-**	**-**	**20**	**20**
Adições	1.497	-	-	1.497
Atualizações Monetárias	64	-	-	64
Reversões	(654)	-	(20)	(674)
Pagamentos	(72)	-	-	(72)
Saldos em 30 de junho de 2026	**835**	**-**	**-**	**835**

Riscos possíveis

A Companhia também é parte em ações judiciais de natureza fiscal que não estão provisionados, pois envolvem risco de perda classificado pela Companhia e por seus assessores legais externos como possível e estão assim representadas:

	Controladora/Consolidado	
	30/06/2026	30/06/2025
Processos fiscais	934	858
	934	**858**

Depósitos judiciais

	Controladora/Consolidado	
	30/06/2026	30/06/2025
Processos trabalhistas	-	67
	-	**67**

24. Eventos subsequentes

Até a data da elaboração e preparação destas demonstrações financeiras, não foram constatadas e nem é de conhecimento da Administração da entidade, a deflagração ou existência de nenhum evento subsequente que eventualmente pudesse gerar quaisquer impactos econômicos e financeiros de mudanças significativas nestas demonstrações financeiras.

45

D4Sign 7182ce9d-b882-45e2-add8-81a88f5ed04f - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10°, §2. Brasil

49 páginas - Datas e horários baseados em Brasília, Brasil Sincronizado com o NTP.br e Observatório Nacional (ON) Certificado de assinaturas gerado em 03 de September de 2026, 15:56:16 A81 - Relatorio de Auditoria - Agrifirma 06 2026 pdf Código do documento 7182ce9d-b882-45e2-add8-81a88f5ed04f Assinaturas Rodrigo Soldati Oliva rodrigo.oliva@athros.com.br Assinou Juliano Morais juliano.morais@athros.com.br Assinou Eventos do documento 03 Sep 2026, 15:07:41 Documento 7182ce9d-b882-45e2-add8-81a88f5ed04f criado por PEDRO CESAR DA SILVA (ce8d5071- e985-4991-9abf-5c4f04dcf3c2). Email:adm@athros.com.br. - DATE_ATOM: 2026-09-03T15:07:41-03:00 03 Sep 2026, 15:08:27 PEDRO CESAR DA SILVA (ce8d5071-e985-4991-9abf-5c4f04dcf3c2). Email: adm@athros.com.br. REMOVEU o signatário pedro.silva@athros.com.br - DATE_ATOM: 2026-09-03T15:08:27-03:00 03 Sep 2026, 15:11:23 Assinaturas iniciadas por PEDRO CESAR DA SILVA (ce8d5071-e985-4991-9abf-5c4f04dcf3c2). Email: adm@athros.com.br. - DATE_ATOM: 2026-09-03T15:11:23-03:00 03 Sep 2026, 15:33:09 RODRIGO SOLDATI OLIVA Assinou (c9a4c7e9-4dc7-41c0-9175-fe7e329dd4a8) - Email: rodrigo.oliva@athros.com.br - IP: 201.1.67.178 (201-1-67-178.dsl.telesp.net.br porta: 1960) - Documento de identificação informado: 319.454.128-52 - DATE_ATOM: 2026-09-03T15:33:09-03:00 03 Sep 2026, 15:55:41 JULIANO MORAIS Assinou (d0c01214-b969-474a-bf9c-dc498220ade1) - Email: juliano.morais@athros.com.br - IP: 177.196.77.75 (177-196-77-75.user.vivozap.com.br porta: 13758) - Documento de identificação informado: 308.273.178-32 - DATE_ATOM: 2026-09-03T15:55:41-03:00 Hash do documento original (SHA256):81923e545745024e2bb3eb7351a7b29ea118829815ea4bdad1e4681ff5879676 (SHA512):8a13b8c15a5b7fd04dd742271cf4976635c08935baa13bedde35af23649f582661fc8c0ff13415783220859abc9eae3fa1b460f41a49fab2211cbd29904281b6

Integridade certificada no padrão ICP-BRASIL 49 páginas - Datas e horários baseados em Brasília, Brasil Sincronizado com o NTP.br e Observatório Nacional (ON) Certificado de assinaturas gerado em 03 de September de 2026, 15:56:16 Esse log pertence única e exclusivamente aos documentos de HASH acima Esse documento está assinado e certificado pela D4Sign Assinaturas eletrônicas e físicas têm igual validade legal, conforme MP 2.200-2/2001 e Lei 14.063/2020.

ANNEX VII – INFORMATION ON THE MERGER

Annex VII – INFORMATION ON THE MERGER (Annex I of CVM Resolution 81 – Information on the Merger, as required by Article 22 of CVM Resolution No. 812) 1. Protocol and Justification of the transaction, pursuant to Articles 224 and 225 of Law No. 6,404 of 1976 The "Protocol and Justification of the Merger of Agrifirma Agro Ltda. into BrasilAgro – Companhia Brasileira de Propriedades Agrícolas" entered into by and between the management of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas ("BrasilAgro" or "Company") and the management of Agrifirma Agro Ltda. ("Agrifirma") on September 14, 2026, is attached as Annex IV to this Management Proposal ("Proposal"). 2. Other agreements, contracts and pre-contracts governing the exercise of voting rights or the transfer of shares issued by the surviving or resulting companies, filed at the Company's registered office or to which the Company's controlling shareholder is a party Not applicable. 3. Description of the transaction, including: a. Terms and Conditions The transaction consists of the merger of Agrifirma into the Company, with the consequent extinction of Agrifirma, which will be succeeded by the Company in all of its assets, rights and obligations (the "Merger"). All of Agrifirma's assets and liabilities will be assumed by the Company. The Merger will not result in an increase in the Company's share capital, which will remain unchanged, considering that all of Agrifirma's share capital is held by the Company and, therefore, Agrifirma's net equity is fully reflected in BrasilAgro's net equity. For this reason, no new common shares will be issued by the Company as a result of the Merger, and no substitution ratio will apply. The Merger of Agrifirma will be carried out based on the book value of Agrifirma's net equity, as reflected in its balance sheet as of the base date of June 30, 2026, it being understood that the equity variations determined from such base date onward will be recorded by and reflected in the Company. b. Indemnification Obligations i. The officers and directors of any of the companies involved Not applicable. ii. If the transaction is not completed Not applicable. c. Comparative table of the rights, benefits and restrictions of the shares of the companies involved in or resulting from the transaction, before and after the transaction There will be no changes to the rights, benefits and restrictions of the shares issued by the Company, considering the scenarios before and after the Merger. Not applicable with respect to Agrifirma, which will be extinguished and succeeded by the Company in all of its assets, rights and obligations.

The information contained in item 12 of BrasilAgro's Reference Form concerning the shares comprising its share capital, as currently available, will remain unchanged after the transaction. d. Any need for approval by debenture holders or other creditors Not applicable. e. Assets and liabilities that will comprise each portion of the equity in the event of a demerger Not applicable, as this is not a demerger. f. Intention of the companies resulting from the transaction to obtain registration as issuer of securities Not applicable, since the Company already holds a Category A registration as an issuer of securities and Agrifirma will be extinguished as a result of the Merger. 4. Plans for conducting the corporate business, particularly with respect to specific corporate events intended to be carried out The Merger will not change the conduct of the Company's business, since Agrifirma is already a wholly- owned subsidiary of the Company. Accordingly, the corporate purpose of the Company will not change, and there is no other specific corporate event related to the Merger that is intended to be carried out. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including synergies, tax benefits and strategic advantages: As a result of the Merger, the corporate and operational structures of the Company and Agrifirma will be simplified, with a consequent reduction in costs, including for the Company, which will no longer maintain a wholly-owned subsidiary. b. Costs The costs related to the Merger include the fees of the Appraisal Experts, legal fees and expenses involving the registration of the applicable corporate acts. The total amount of such costs will be approximately BRL 95,140.85 (ninety-five thousand, one hundred and forty reais and eighty-five centavos). c. Risk factors The Company does not foresee any risk factors related to the Merger, since it involves a wholly-owned subsidiary. d. If this is a related-party transaction, any alternatives that could have been used to achieve the same objectives, stating the reasons why such alternatives were rejected

Not applicable, given that this is a merger of a wholly-owned subsidiary and there are no existing alternatives. e. Substitution ratio Not applicable, given that, because this is a merger of a wholly-owned subsidiary, no shares will be issued by the Company and, consequently, no substitution ratio will apply. f. In transactions involving controlling companies, controlled companies or companies under common control i. Substitution ratio for shares calculated in accordance with Article 264 of Law No. 6,404 of 1976 Not applicable, given that, because this is a merger of a wholly-owned subsidiary, no shares will be issued by the Company and, consequently, no substitution ratio will apply. ii. Detailed description of the negotiation process for the substitution ratio and other terms and conditions of the transaction Not applicable, given that, because this is a merger of a wholly-owned subsidiary, no shares will be issued by the Company and, consequently, no substitution ratio will apply. iii. If, during the preceding 12 (twelve) months, the transaction was preceded by an acquisition of control or acquisition of an interest in a control block: • Comparative analysis of the substitution ratio and the price paid for the acquisition of control • Reasons justifying any differences in valuation in the different transactions Not applicable, given that no acquisition of control or acquisition of an interest in a control block occurred during the preceding 12 (twelve) months. iv. Justification as to why the substitution ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the transaction or, if the substitution ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation. Not applicable, given that, because this is a merger of a wholly-owned subsidiary, no shares will be issued by the Company and, consequently, no substitution ratio will apply. 6. Copies of the minutes of all meetings of the Board of Directors, Fiscal Council and special committees at which the transaction was discussed, including any dissenting votes A copy of the minutes of the meeting of the Board of Directors held on September 14, 2026, as well as a copy of the minutes of the Fiscal Council meeting held on September 14, 2026, are included in Annex VII.6 to this Proposal. 7. Copy of studies, presentations, reports, opinions, legal opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction

Not applicable. 8. Identification of any conflicts of interest between the financial institutions, companies and professionals that prepared the documents referred to in item 7 and the companies involved in the transaction Not applicable. 9. Draft bylaws or amendments to the bylaws of the companies resulting from the transaction Not applicable. The Company's Bylaws will not be amended as a result of the Merger. 10. Financial statements used for purposes of the transaction, pursuant to the specific rule Not applicable, pursuant to Article 16 of CVM Resolution No. 78/2022, given that no dilution will result from the Merger. 11. Interim financial statements prepared for purposes of the transaction, pursuant to the specific rule Not applicable, pursuant to Article 16 of CVM Resolution No. 78/2022, given that no dilution will result from the Merger. 12. Document containing information on the companies directly involved that are not publicly-held companies, including: The information below is provided with respect to Agrifirma, considering that BrasilAgro is a publicly- held company. a. Risk factors, pursuant to items 4.1 to 4.3 of the Reference Form There are no risk factors related to Agrifirma that have not already been taken into account in the Company's risk factors, given that it is a wholly-owned subsidiary. b. Description of the main changes in risk factors occurring in the previous fiscal year and expectations regarding a reduction or increase in exposure to risks as a result of the transaction Not applicable. c. Description of its activities, pursuant to items 1.2 to 1.5 of the Reference Form 1.2 Briefly describe the activities carried out by the issuer and its subsidiaries. Agrifirma's corporate purpose includes, among other activities, leasing land from companies controlled by Agrifirma's partners; subleasing land to third parties; providing advice and services in the agricultural sector; carrying out agricultural, livestock and forestry activities of any kind and nature; and producing certified seeds. 1.3 Information on Operating Segments:

(a) Products and services sold: Agrifirma's activities include leasing land from companies controlled by Agrifirma's partners; subleasing land to third parties; providing advice and services in the agricultural sector; carrying out agricultural, livestock and forestry activities of any kind and nature; and producing certified seeds. (b) Revenue from the segment and its share of the issuer's net revenue: Considering the fiscal year ended June 30, 2026, revenues from Agrifirma totaled BRL 250,794,474.74 (two hundred fifty million, seven hundred ninety-four thousand, four hundred seventy-four reais and seventy-four centavos), which represented 28.13% of the Company's total net revenue for the period. (c) Profit or loss resulting from the segment and its share of the issuer's net income: Considering the fiscal year ended June 30, 2026, Agrifirma's loss totaled BRL 8,869,658.81 (eight million, eight hundred sixty-nine thousand, six hundred fifty-eight reais and eighty-one centavos), which represented 9.85% of the Company's total loss for the period. 1.4 Information on Products and Services Related to the Operating Segments: (a) Characteristics of the Production Process. Agrifirma's agricultural activities are substantially concentrated in grain and sugarcane crops. Sugarcane crops have an average production cycle of five years. Soybean and corn crops are temporary, with harvesting taking place approximately 90 to 240 days after planting, depending on the crop, variety, geographic location and weather conditions. Planting and crop treatment expenses mainly comprise seeds, fertilizers, crop protection products, depreciation and labor applied to the crops. (b) Characteristics of the distribution process. Agricultural products are marketed to local customers within a global market that depends on an extensive logistics and supply chain, including ports and distribution centers. In the marketing of grains and sugarcane, the products are delivered to the purchaser at the location determined in accordance with the agreed terms of sale. With respect to grains, Agrifirma also enters into sale contracts for future delivery. (c) Characteristics of the markets in which it operates, in particular (i) market share in each market; and (ii) competitive conditions in the markets Agrifirma operates in the agricultural commodities market, mainly grains and sugarcane, which are marketed to local customers in a global market context with significant export-related demand. (d) Potential seasonality. Agrifirma's activities are subject to the seasonality characteristic of the agricultural sector, arising primarily from the planting, development and harvesting cycles of grain and sugarcane crops. Accordingly, marketed volumes, inventory levels, commodity prices and, consequently, revenue and margins may vary throughout the fiscal year. In the case of grains, seasonality is mainly related to the harvest and marketing periods of the different crop seasons, whereas for sugarcane it is associated with the crop cycle and the milling period. In addition, weather factors, supply and demand conditions, international prices and export dynamics may influence the distribution of results throughout the year.

(e) Main inputs and raw materials, including: (i) a description of the relationships maintained with suppliers, including whether they are subject to government control or regulation, identifying the relevant agencies and applicable legislation; (ii) any dependence on a small number of suppliers; and (iii) any volatility in their prices.

Agrifirma's main inputs include fertilizers, crop protection products, seeds, biological products, adjuvants and fuel. Agrifirma maintains relationships with various domestic and international suppliers, in compliance with the regulations applicable to the sector, including applicable rules and inspections. Agrifirma has a diversified supplier base, with no material structural dependence. Prices of the main inputs are subject to volatility, influenced by factors such as foreign exchange, international prices, supply and demand, logistics costs and market conditions.

1.5 Identify whether there are customers responsible for more than 10% of the issuer's total net revenue, stating: (a) total amount of revenue from the customer; and (b) operating segments affected by the revenue from the customer.

Agrifirma's main customers are:

Customer	Amount	Segment
AGRO SERRA INDUSTRIAL LTDA	BRL 133,410,203.10	Sugarcane
BUNGE ALIMENTOS S/A	BRL 29,158,234.63	Grains

d. Description of the economic group, pursuant to item 6 of the Reference Form; and

Agrifirma is a wholly-owned subsidiary of the Company and will be extinguished as a result of the Merger. The other information regarding Agrifirma's current economic group is the same as that set forth in item 6 of the Company's Reference Form.

e. Description of the share capital, pursuant to item 12.1 of the Reference Form

As of this date, Agrifirma's share capital is BRL 145,404,506.00 (one hundred forty-five million, four hundred four thousand, five hundred six reais), divided into 145,404,506 (one hundred forty-five million, four hundred four thousand, five hundred six) quotas, with a nominal value of BRL 1.00 (one real) each, all held by BrasilAgro, its sole quotaholder.

13. Description of the capital and control structure after the transaction, pursuant to item 6 of the Reference Form

Not applicable, given that Agrifirma will be extinguished as a result of the Merger. BrasilAgro's capital and control structure will remain the same after the transaction, such that the information contained in item 6 of BrasilAgro's Reference Form, as currently available, will remain unchanged after the transaction.

14. Number, class, type and form of the securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to such companies, as defined by the rules governing public offerings for acquisition of shares

There are no securities issued by BrasilAgro held by Agrifirma, nor any securities issued by Agrifirma held by related persons that must be reported for purposes of this item. Considering that Agrifirma is a wholly-owned subsidiary of BrasilAgro, the only existing corporate interest between the companies involved consists of BrasilAgro's ownership of 100% of the quotas representing Agrifirma's share capital. 15. Exposure of any of the companies involved in the transaction, or of persons related to such companies, as defined by the rules governing public offerings for acquisition of shares, to derivatives referencing securities issued by the other companies involved in the transaction BrasilAgro, Agrifirma and the related persons do not have any direct or indirect exposure to derivative instruments referencing securities issued by the other companies involved in the transaction. 16. Report covering all transactions carried out during the last 6 (six) months by the persons indicated below involving securities issued by the companies involved in the transaction: a. Companies involved in the transaction Not applicable. Agrifirma has not carried out any transactions involving securities issued by BrasilAgro during the last 6 (six) months. i. Private purchase transactions • Average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other relevant terms ii. Private sale transactions • Average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other relevant terms iii. Purchase transactions in regulated markets • Average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other relevant terms iv. Sale transactions in regulated markets • Average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other relevant terms b. Related parties of the companies involved in the transaction

Not applicable. Related parties of Agrifirma and BrasilAgro have not carried out any transactions involving securities issued by Agrifirma and BrasilAgro during the last 6 (six) months. i. Private purchase transactions • Average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other relevant terms ii. Private sale transactions • Average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other relevant terms iii. Purchase transactions in regulated markets • Average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other relevant terms iv. Sale transactions in regulated markets • Average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other relevant terms 17. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35 of 2008 Not applicable, given that no Independent Special Committee was formed in connection with the Merger, pursuant to CVM Guidance Opinion No. 35 of 2008.

Annex VII.6 Minutes of the meetings of the Board of Directors and the Fiscal Council [Minutes of the meetings of the Board of Directors and the Fiscal Council follow on the next page] [Remainder of the page intentionally left blank]

Page 1 of 7 BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Corporate Taxpayer's ID (CNPJ/MF): 07.628.528/0001-59 Company Register Identification Number (NIRE): 35.300.326.237 Publicly Held Company EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON SEPTEMBER 14, 2026 Date, Time and Place: On September 14, 2026, at 4:00 p.m., in a hybrid format, at the office of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, located in the Municipality of São Paulo, State of São Paulo, at Avenida Rebouças, nº 2.942, 6th floor, CEP 05.402-500 ("Company" or "BrasilAgro"). Call Notice: Call made pursuant to Article 20, first paragraph of the Bylaws and Article 4.3.1. of the Internal Regulations of the Company's Board of Directors. Attendance: Attendance of all members of the Company's Board of Directors, namely: Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain, Saúl Zang; Alejandro Gustavo Casaretto, Matias Ivan Gaivironsky, Eliane Aleixo Lustosa de Andrade, Isaac Selim Sutton, Isabella Saboya de Albuquerque; and João de Almeida Sampaio ("Directors"). It was also attended by André Guillaumon, President of the Company, invited to act as secretary of the meeting, as provided for in clause 10.2 of the Internal Regulations of the Board of Directors; Gustavo Javier Lopez, Chief Financial and Investor Relations Officer of the Company; Humberto Peres Carvalho Lemos de Melo, lawyer of the Company; Chair: Chairman: Eduardo Sergio Elsztain; Secretary: André Guillaumon. Agenda: To examine, discuss and resolve on: (i) the proposal for the merger of Agrifirma Agro Ltda. by the Company, pursuant to the "Protocol and Justification for the Merger of Agrifirma Agro Ltda. by BrasilAgro – Companhia Brasileira de Propriedades Agrícolas" ("Protocol and Justification"), authorizing its signature by the Executive Board; (ii) the proposal for the global compensation of the Company's managers for the 2026/2027 fiscal year, which began on July 1, 2026; (iii) the proposal for the number of members to compose the Fiscal Council; (iv) the proposal of the management slate for the composition of the Fiscal Council; (v) the proposal for the remuneration of the Fiscal Council for the next term; (vi) the full Management Proposal to be submitted to the General Shareholders' Meeting; and (vii) the call for the Annual and Extraordinary General Meeting of Shareholders. Resolutions: Once the work began, the Board Members examined the materials made available and, after the clarifications provided and the pertinent discussions, resolved, without reservations, as follows: (i) To approve, ad referendum of the Shareholders' Meeting, the proposal for the merger of Agrifirma Agro Ltda., a limited liability company, registered with the CNPJ/MF under No. 09.288.977/0001-20 ("Agrifirma"), by the Company, with the version of all its net assets to BrasilAgro and the consequent extinction of Agrifirma, which will be succeeded by the Company in all its assets, rights and obligations ("Merger"), pursuant to the Protocol and Justification, as well as to authorize the Executive Board to enter into the Protocol and Justification.

Page 2 of 7 (ii) To approve, by majority, ad referendum of the Shareholders' Meeting, based on the favorable opinion of the Compensation Committee, the proposal for the global compensation of the Company's managers for the fiscal year 2026/2027, in the amount of up to R$ 18,675,472.00 (eighteen million, six hundred and seventy-five thousand, four hundred and seventy-two reais), including, but not limited to, direct and indirect benefits of any nature and representation funds, contained in Exhibit I of these minutes. The manifestations of dissenting votes are set forth in Exhibit II to these minutes; (iii) to approve, unanimously, ad referendum of the Shareholders' Meeting, the proposal of 3 regular members and 3 alternate members for the composition of the Fiscal Council; (iv) to approve, unanimously, ad referendum of the Shareholders' Meeting, the proposal for the (re)election of the effective and alternate members of the Fiscal Council for the composition of the Sole Management Slate, contained in Exhibit III of these minutes; (v) to unanimously approve, ad referendum of the Shareholders' Meeting, based on the favorable opinion of the Compensation Committee, the proposal for the overall compensation of the members of the Fiscal Council in the amount of up to R$ 404,143.00 (four hundred and four thousand, one hundred and forty-three reais) for the term of office to be initiated as of the Shareholders' Meeting, subject to article 162, paragraph 3 of Law No. 6,404/1976; (vi) To approve, by majority, the entire Management Proposal presented to the Board Members and submit it to the General Shareholders' Meeting. (vii) To call the Company's Annual and Extraordinary Shareholders' Meeting for October 21, 2026 ("AEGM"), at a time, place and format to be indicated in the respective call notice, and the Company's management is authorized to adopt all necessary measures to convene, disclose and carry it out. The Board Members authorized the Company's Executive Officers, subject to their respective statutory duties, to perform all acts, sign documents and adopt the necessary measures for the implementation of the resolutions hereby approved, including before public agencies, boards of trade, organized market management entities, self-regulatory entities and other third parties, as well as ratified the acts already performed for these purposes. Closing: As there was no further business to discuss, the Board of Directors meeting was adjourned, from which these minutes were drawn up, which, after being read and approved, were signed by all the Board Members. Signatories: Chair: Eduardo Sergio Elsztain, Chairman; André Guillaumon, Secretary. Members of the Board of Directors: Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain, Saúl Zang, Matias Ivan Gaivironsky, Alejandro Gustavo Casaretto, Isaac Selim Sutton, Eliane Aleixo Lustosa de Andrade, Isabella Saboya de Albuquerque, João de Almeida Sampaio. São Paulo, September 14, 2026. André Guillaumon

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Corporate Taxpayer's ID (CNPJ/MF): 07.628.528/0001-59

Company Register Identification Number (NIRE): 35.300.326.237

Publicly Held Company

EXHIBIT III

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 14, 2026

PROPOSAL FOR GLOBAL COMPENSATION OF MANAGERS FOR FISCAL YEAR 26/27, STARTED ON JULY 1, 2026

	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
No. of members	9	2	3	14
Fixed remuneration	**9.905.329**	**4.326.535**	**404.143**	**14.636.007**
Salary or pro-labore	6.461.969	3.780.950	404.143	**10.647.063**
Remuneration for participation in committee	3.443.359	0	0	**3.443.359**
Direct and indirect benefits	0	545.585	0	**545.585**
INSS	0	0	0	**0**
Variable remuneration	**0**	**4.443.609**	**0**	**4.443.609**
Bonuses	0	4.443.609	0	**4.443.609**
Action-based	0	0	0	**0**
Total Compensation	**9.905.329**	**8.770.144**	**404.143**	**19.079.615**

Page **3** of **7**

Page 4 of 7 BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Corporate Taxpayer's ID (CNPJ/MF): 07.628.528/0001-59 Company Register Identification Number (NIRE): 35.300.326.237 Publicly Held Company EXHIBIT II EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 14, 2026 VOTES OF INDEPENDENT DIRECTORS ELIANE ALEIXO LUSTOSA AND ISABELLA SABOYA DE ALBUQUERQUE Regarding the item "Proposal for the Remuneration of the Board of Directors for the 2026/2027 fiscal year", and in line with the recommendation that we have reiterated in the last four years, we express our vote against, specifically regarding the remuneration proposed for the Board of Directors, based on the following considerations. 1. Absence of justification for the current configuration of the Executive Committee: We have not identified grounds that justify the maintenance, by the Company, of an Advisory Committee to the Board of Directors called the "Executive Committee", with the attributions and structure currently established. In light of the best corporate governance practices, we understand that a relevant portion of the attributions currently conferred on this Committee should be exercised directly and exclusively by the Board of Directors or by the other advisory committees, according to their respective competencies. In this context, the directors sought, throughout their terms, to objectively understand the contribution and value added by the Executive Committee to the Company's governance structure. During the first term, referring to the 2021/2023 period, the summary minutes of the Committee were analyzed, and it was found that more than 70% of the matters dealt with were, in accordance with the respective Regulations, within the attributions of other committees or directly of the Board of Directors. Likewise, throughout the 2025/2026 fiscal year, there was an initiative to promote greater interaction with the Executive Committee, with the aim of deepening the understanding of its performance and contribution to BrasilAgro. Such interaction, however, could not be carried out due to agenda incompatibilities. 2. Disproportionality of the proposed remuneration Although we recognize the relevance of advisory support to the Board of Directors in certain matters, we did not identify objective elements that justify the proposed level of compensation for the Executive Committee, especially when compared to the compensation attributed to

Page 5 of 7 other committees that perform functions equally relevant to the Company, such as the Investment and Strategy Committees. The remuneration differentiation between advisory bodies presupposes, in our view, equally clear and demonstrable differences in terms of responsibilities, complexity of attributions, required dedication and workload. We have not identified, in the case in question, elements that support the magnitude of the proposed differentiation. 3. Market references Research conducted by specialized compensation consultancies indicates that, with the exception of the Audit Committee, due to its specific responsibilities and, in general, its greater workload, market practice tends to establish equivalent compensation levels among the different advisory committees of the same organization. This reference reinforces the need for any relevant differences in remuneration to be supported by objective criteria and justifications compatible with the responsibilities effectively assigned to each body. 4. Comparative market data A survey by Vila Nova Partners, from June 2025, points out that, in companies that are part of the B3 index, the Chairman of the Board of Directors receives, on average, 4.0 times the amount paid to the other directors, with the median compensation of the CEO being approximately R$ 2 million. In the proposal presented by BrasilAgro, the Chairman of the Board would receive approximately 5.9 times the median compensation of the other members. Additionally, according to a 2025 Korn Ferry study, the average annual compensation of Board Chairmen is approximately R$ 1.7 million, reaching R$ 2.2 million in the 75th percentile (P75). The proposal presented to the Chairman of the Board of Directors of BrasilAgro provides, in turn, for an annual remuneration of R$ 3.2 million, an amount approximately 88% higher than the average and 45% higher than the P75 identified in the aforementioned study. Such references, although not to be considered in isolation, constitute relevant parameters for the evaluation of the reasonableness and proportionality of the proposed remuneration. 5. Comparison with companies in the sector The analysis of comparable companies in the sector reinforces this perception. SLC Agrícola, with a market value of approximately R$ 9 billion, about 2.5 times the market value of BrasilAgro, recorded, in 2025, total compensation of R$ 4.4 million for six directors. The highest individual compensation, presumably attributed to the Chairman of the Board, was approximately R$ 810 thousand, while the aggregate compensation of the other members totaled R$ 3.6 million. Comparatively, the compensation of BrasilAgro's directors, excluding the CEO, is approximately 92% higher than that observed at SLC Agrícola. Additionally, in the latter, the CEO's compensation corresponds to approximately 1.2 times the average of the other directors, while at BrasilAgro, this ratio is close to 6 times. 3tentos, in turn, with a market value approximately 3.2 times higher than that of BrasilAgro, recorded, in 2026, a total compensation of R$ 2.9 million for seven directors, of which R$ 426 thousand were allocated to the Chairman of the Board, equivalent to approximately 1.04 times the average of the other members. In BrasilAgro's proposal, this ratio is approximately 5.9 times. Although we recognize that differences in size, governance structure, business model, and operational complexity should be considered in any comparison, the data above show a

Page 6 of 7 relevant discrepancy, which, in our understanding, would require objective and consistent justification. 6. Experience of the directors, recognition of the Company's specificities and the need for adaptation With more than a decade of experience on the Boards of Directors of companies with different profiles, sizes and governance structures, we recognize that each organization has its own characteristics and must structure its governance bodies in a way that is compatible with its business model, stage of development, complexity and specific needs. Precisely for this reason, we do not understand that market references should be applied automatically or unrelated to the Company's particularities. However, they constitute objective and relevant parameters, a necessary "sanity test" to assess the reasonableness and proportionality of the proposed compensation structure. From this perspective, the data presented indicate that the remuneration proposed by BrasilAgro is significantly different from the references analyzed, without objective grounds having been presented so far that, in our assessment, justify such a difference. We recognize the contributions of the Executive Committee to the Company's business model. This recognition, however, does not remove the need to assess the adequacy of its structure, its attributions and, especially, the level of compensation attributed to it, in light of the responsibilities effectively performed, the competencies of the other governance bodies and the available market references. In view of the above, we understand that the Company's best interest lies in the adequacy of its compensation policy to the best corporate governance practices, through clear, objective, consistent and equally applicable criteria, avoiding exceptions that may compromise the coherence of the Company's compensation and governance structure. For these reasons, we express our vote against, specifically regarding the compensation proposed for the Board of Directors in the 2026/2027 fiscal year, under the terms and for the reasons set forth above. We request that this separate vote be fully recorded in the minutes of the Board of Directors' meeting held on September 14, 2026. * . * . *

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
Corporate Taxpayer's ID (CNPJ/MF): 07.628.528/0001-59
Company Register Identification Number (NIRE): 35.300.326.237
Publicly Held Company

ANNEX III

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 14, 2026

SOLE SLATE PROPOSAL FOR THE COMPOSITION OF THE COMPANY'S FISCAL COUNCIL

#	Name	(Re)election	Position	Independence
1	Geraldo Affonso Ferreira Filho	Reelection	Effective member	Yes
2	Marcos Paulo Passoni	Reelection	Effective member	Yes
3	Ivan Luvisotto Alexandre	Reelection	Effective member	Yes
4	Luiz Fernando Oliveira F. da Silva	Reelection	Alternate Member	Yes
5	Leonardo de Paiva Rocha	Reelection	Alternate Member	Yes
6	Ariane Cristina Vilalta	Reelection	Alternate Member	Yes

..*

Page 7 of 7

Docusign Envelope ID: D459A7F0-98A4-8676-8333-0522182D7154 Page 1 of 3 BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Corporate Taxpayer Registration (CNPJ/MF) No. 07.628.528/0001-59 Company Registration (NIRE) 35.300.326.237 Publicly Held Company with Authorized Capital MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON SEPTEMBER 11, 2026 Date, Time, Venue: On September 11, 2026, at 11:30 a.m., at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, located in the City of São Paulo, State of São Paulo, at Avenida Rebouças, No. 2,942, 6th floor, ZIP Code 05402-500 (the "Company" or "BrasilAgro"). Call to Order and Attendance: All members of the Company's Fiscal Council were in attendance, namely: Geraldo Affonso Ferreira Filho, Ivan Luvisotto Alexandre, and Marcos Paulo Passoni (collectively, the "Council Members"). The meeting was also attended by the following guests: Gustavo Javier Lopez, the Company's Chief Financial and Investor Relations Officer; Humberto Peres Carvalho Lemos de Melo, attorney-at-law, invited to serve as secretary of the meeting; Cleverton de Oliveira Alves Junior, the Company's in-house counsel; and Ítalo Santos, the Company's Compliance Manager and Head of Internal Audit. All attendees participated by videoconference. Presiding Officers: Ivan Luvisotto Alexandre, Chairman; and Humberto Peres Carvalho Lemos de Melo, Secretary. Agenda: To examine, discuss, and issue an opinion on the proposal for the merger by incorporation of Agrifirma Agro Ltda. into the Company, including the Merger Protocol and Justification and the related appraisal report on net assets; and the Management's proposal for the absorption of the loss recorded in the fiscal year ended June 30, 2026, and the distribution of dividends from the Investment and Expansion Reserve, matters to be submitted to the Company's shareholders for resolution. Statement: The documents relating to the proposed merger by incorporation of Agrifirma Agro Ltda. into the Company were made available to the Fiscal Council members for review, including the transfer of all of Agrifirma's net assets to BrasilAgro, the resulting dissolution of the merged entity, and BrasilAgro's succession to all of its assets, rights, and obligations. As set forth in the documents reviewed, the transaction will not result in an increase of the Company's capital stock or the issuance of new shares and is intended to simplify the corporate structure of the group, streamline administrative and operational procedures, reduce costs, and promote greater efficiency in the management of its assets, rights, and obligations. The transaction adopts June 30, 2026, as the base date, coinciding with the date of the audited financial statements for the fiscal year ended on that date. The net assets of Agrifirma Agro Ltda. were appraised at book value at R$150,388,000.00 (one hundred and fifty million, three hundred and eighty-eight thousand reais), pursuant to the appraisal report issued on September 3, 2026, by Athros Auditores Independentes, based on the balance sheet of the merged entity and the applicable accounting standards.

Docusign Envelope ID: D459A7F0-98A4-8676-8333-0522182D7154 Page 2 of 3 In support of their opinion, the Council Members reviewed the Merger Protocol and Justification, prepared in accordance with Articles 224 and 225 of Law No. 6,404, of December 15, 1976, as amended (the "Brazilian Corporation Law"), the appraisal report on net assets, the balance sheet dated June 30, 2026, the principal accounting policies adopted, and the audited financial statements of Agrifirma Agro Ltda. Based on the documents and information made available, the Fiscal Council members, in the exercise of the authority set forth in Article 163, item III, of the Brazilian Corporation Law, issued a favorable opinion on the proposed merger by incorporation of Agrifirma Agro Ltda. into the Company, on the grounds that the transaction and the related documents are in a condition to be submitted for consideration and resolution by the General Meeting of Shareholders. The Council Members then reviewed the proposal for the allocation of the results of the fiscal year ended June 30, 2026, and the supporting financial information. The Company recorded a loss of R$90,009,000.00 (ninety million and nine thousand reais), and accordingly no legal reserve will be established, pursuant to Article 193 of the Brazilian Corporation Law. In accordance with the sole paragraph of Article 189 of the Brazilian Corporation Law, it is proposed that the loss for the fiscal year be fully absorbed by the Investment and Expansion Reserve. Additionally, pursuant to Article 201 of the Brazilian Corporation Law, it is proposed that dividends be distributed from said reserve in the total amount of R$30,000,000.00 (thirty million reais), corresponding to approximately R$0.3012 per common share issued by the Company, excluding treasury shares. Payment shall be made within 30 days from the declaration of dividends by the Annual General Meeting. Shareholders holding shares at the close of business on the date of the Annual General Meeting that approves the financial statements for the fiscal year ended June 30, 2026, shall be entitled to the dividends, and the shares shall trade "ex-dividends" as of the following business day. The Council Members reviewed Management's proposal, the Company's financial statements, the balances of the profit reserves, the number of outstanding shares, and the other documents and information made available, including the source of funds, the legal basis for the distribution, and its effects on the Company's equity and financial position. In view of the foregoing, the Fiscal Council members, in the exercise of the authority set forth in Article 163, item III, of the Brazilian Corporation Law, issued a favorable opinion on the full absorption of the fiscal year loss by the Investment and Expansion Reserve and the distribution of dividends from said reserve, on the grounds that the proposal is in a condition to be submitted for consideration and resolution by the Company's Annual General Meeting. Adjournment: Having reviewed all matters on the agenda, and considering that no other matters were raised during the discussion, the Fiscal Council meeting was adjourned, and these minutes were drawn up, read, approved, and signed by all Council Members. Signatures: Presiding Officers: Ivan Luvisotto Alexandre, Chairman; Humberto Peres Carvalho Lemos de Melo, Secretary. Fiscal Council Members: Geraldo Affonso Ferreira Filho, Ivan Luvisotto Alexandre, and Marcos Paulo Passoni. São Paulo, September 11, 2026.

Docusign Envelope ID: D459A7F0-98A4-8676-8333-0522182D7154 Page 3 of 3 Presiding Officers: Ivan Luvisotto Alexandre Chairman Humberto Peres Carvalho Lemos de Melo Secretary Council Members: Ivan Luvisotto Alexandre Marcos Paulo Passoni Geraldo Affonso Ferreira Filho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

208